File No. 812-14722
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
___________________________________________________________________
AMENDED AND RESTATED
APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO
SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940
AND FOR AN ORDER OF EXEMPTION PURSUANT TO SECTION 17(b) OF THE ACT
 FROM SECTION 17(a) OF THE ACT
___________________________________________________________________
Allianz Life Insurance Company of North America
Allianz Life Variable Account A
Allianz Life Variable Account B
5701 Golden Hills Dr.
 Minneapolis, MN 55416-1297
___________________________________________________________________
Allianz Life Insurance Company of New York
Allianz Life of NY Variable Account C
28 Liberty Street, 38th Floor
 New York, NY 10005-1423
___________________________________________________________________
Allianz Variable Insurance Products Trust
Allianz Variable Insurance Products Fund of Funds Trust
5701 Golden Hills Dr.
 Minneapolis, MN 55416-1297
___________________________________________________________________
PIMCO Variable Insurance Trust
650 Newport Center Drive
Newport Beach, CA 92660
 ___________________________________________________________________
Communications, Notice, and Order to:
Erik T. Nelson, Esq. Allianz Life Insurance Company of North America 5701 Golden Hills Drive Minneapolis, MN 55416-1297	Chip C. Lunde Carlton Fields Jorden Burt 1025 Thomas Jefferson Street, NW Suite 400 West Washington, DC 20007-5208

May 31, 2017
Page 1 of 156 pages (including Appendices at page 31 and Exhibits at page 154)

UNITED STATES OF AMERICA
Before The
 SECURITIES AND EXCHANGE COMMISSION
In the Matter of:
ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
ALLIANZ LIFE VARIABLE ACCOUNT A
 ALLIANZ LIFE VARIABLE ACCOUNT B
And
ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK
ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
And
ALLIANZ VARIABLE INSURANCE PRODUCTS TRUST
And
ALLIANZ VARIABLE INSURANCE PRODUCTS FUND OF FUNDS TRUST
And
PIMCO VARIABLE INSURANCE TRUST
(File No. 812-14722)
) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )
AMENDED AND RESTATED APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940 AND FOR AN ORDER OF EXEMPTION PURSUANT TO SECTION 17(b) OF THE ACT FROM SECTION 17(a) OF THE ACT

Allianz Life Insurance Company of North America ("Allianz Life") and Allianz Life Insurance Company of New York ("Allianz NY") (together the "Insurance Company Applicants"), and their respective separate accounts Allianz Life Variable Account A, Allianz Life Variable Account B, and Allianz Life of NY Variable Account C (collectively with the Insurance Company Applicants, the "Section 26 Applicants"), hereby submit this amended and restated application (the "Application") for an Order of the United States Securities and Exchange Commission (the "Commission") pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the "1940 Act"), approving the proposed substitution (each a "Substitution," and collectively the "Substitutions")  of certain securities held by Allianz Life Variable Account A ("Allianz Account A"), Allianz Life Variable Account B ("Allianz Account B"), or Allianz Life of NY Variable Account C ("Allianz Account C") (collectively, the "Separate Accounts" or the "Separate Account Applicants") to support certain individual variable annuity and variable life insurance contracts (the "Contracts") issued by Allianz Life and Allianz NY.
The Section 26 Applicants and the Allianz Variable Insurance Products Trust (the "VIP Trust"), the Allianz Variable Insurance Products Fund of Funds Trust (the "FOF Trust"), and the PIMCO Variable Insurance Trust (the "PIMCO VIT") (together, the "Section 17 Applicants") also request an order of the Commission pursuant to Section 17(b) of the 1940 Act exempting them from Section 17(a) of the 1940 Act to the extent necessary to permit them to carry out the Substitutions by redeeming shares issued by each applicable Target Fund (as defined herein) in-kind and using the securities distributed as redemption proceeds to purchase shares issued by the applicable Destination Funds (as defined herein) (the "In-Kind Transactions").
I.	STATEMENT OF FACTS
A.	The Life Companies
1.	Allianz Life Insurance Company of North America
Allianz Life is a stock life insurance company organized under the laws of the state of Minnesota in 1896.  Allianz Life offers fixed and variable annuities and individual life insurance.  Allianz Life is licensed to do direct business in 49 states and the District of Columbia.  Allianz Life is an indirect, wholly-owned subsidiary of Allianz SE, a "Societas Europaea" or European stock corporation.  Allianz SE is one of the world's largest insurance and financial services companies.  Allianz SE is headquartered in Munich, Germany, and has operations in more than 70 countries.  At December 31, 2016, Allianz Life had total assets of approximately $127.5 billion.  The principal offices of Allianz Life are located at 5701 Golden Hills Drive, Minneapolis, MN 55416-1297.
2.	Allianz Life Insurance Company of New York
Allianz NY is a stock life insurance company organized under the laws of the state of New York on September 21, 1982.  Allianz NY offers fixed and variable annuities.  Allianz NY is licensed to do direct business in six states, including New York and the District of Columbia.  Allianz NY is a wholly-owned subsidiary of Allianz Life and an indirect, wholly-owned subsidiary of Allianz SE.  At December 31, 2016, Allianz NY had total assets of approximately $3.1 billion.  Its principal offices are located at 28 Liberty Street, 38th Floor, New York, NY 10005.
B.	The Separate Accounts
Allianz Life is the depositor and sponsor of Allianz Account A and Allianz Account B, and Allianz NY is the depositor and sponsor of Allianz Account C, as those terms have been interpreted by the Commission with respect to variable annuity and variable life insurance separate accounts.  Each of the Separate Account Applicants meets the definition of a "separate account" in Rule 0‑1(e) under the 1940 Act.  Under the terms of the Contracts, the assets of each Separate Account Applicant, equal to the reserves and other Contract liabilities with respect to that Separate Account Applicant, are not chargeable with liabilities arising out of any other business that its Insurance Company Applicant depositor may conduct.  Each Separate Account is divided into subaccounts (each a "Subaccount," collectively, the "Subaccounts").  Each Subaccount invests in the securities of a single portfolio of an underlying mutual fund ("Fund").  The income, and gains and losses, realized or unrealized, from the assets allocated to each Subaccount of each Separate Account Applicant will be credited to or charged against that Subaccount without regard to other income, gains, or losses of its Insurance Company Applicant depositor.

1.	Allianz Life Variable Account A
Allianz Account A is a segregated asset account of Allianz Life.  Allianz Account A was established by Allianz Life on May 31, 1985, under Minnesota insurance laws.  Allianz Account A is used to fund certain variable life insurance policies issued by Allianz Life.  Allianz Account A is divided into a number of Subaccounts, each of which invests in and reflects the investment performance of a specific underlying registered investment company or portfolio thereof (each an "Investment Option").  Allianz Account A is registered as a unit investment trust under the 1940 Act (File No. 811-04965).  Allianz Life is the legal owner of the assets in Allianz Account A.  Allianz Life does not currently issue any new Contracts that allow Contract owners to invest in any of the Subaccounts of Allianz Account A.
2.	Allianz Life Variable Account B
Allianz Account B is a segregated asset account of Allianz Life.  Allianz Account B was established by Allianz Life on May 31, 1985, under Minnesota insurance laws.  Allianz Account B is used to fund certain variable annuity contracts issued by Allianz Life.  Allianz Account B is divided into a number of Subaccounts, each of which invests in and reflects the investment performance of a specific Investment Option.  Allianz Account B is registered as a unit investment trust under the 1940 Act (File No. 811-05618).  Allianz Life is the legal owner of the assets in Allianz Account B.
3.	Allianz Life of NY Variable Account C
Allianz Account C is a segregated asset account of Allianz NY.  Allianz Account C was established by Allianz NY on February 26, 1988, under New York insurance laws.  Allianz Account C is used to fund certain variable annuity contracts issued by Allianz NY.  Allianz Account C is divided into a number of Subaccounts, each of which invests in and reflects the investment performance of a specific Investment Option.  Allianz Account C is registered as a unit investment trust under the 1940 Act (File No. 811-05716).  Allianz NY is the legal owner of the assets in Allianz Account C.
C.	The Contracts
The Contracts are variable annuity contracts and variable life insurance policies.  Allianz Life currently issues individual deferred variable annuity contracts and has previously issued immediate variable annuity contracts and variable life insurance policies.  Allianz NY issues individual deferred variable annuity contracts offered for sale in New York.
Allianz Life Financial Services, LLC ("Allianz Life Financial"), a Minnesota limited liability company and a wholly owned subsidiary of Allianz Life, serves as the principal underwriter of the Contracts.  Allianz Life Financial is located at 5701 Golden Hills Drive, Minneapolis, MN 55416.  Allianz Life Financial is registered as a broker dealer with the Commission under the Securities Exchange Act of 1934 (the "1934 Act") as well as with the securities commissions in the states in which it operates.  Allianz Life Financial does not itself sell the Contracts on a retail basis.  Rather, Allianz Life Financial enters into selling agreements with other broker-dealers registered under the 1934 Act for the sale of the Contracts (selling firms).  These selling firms include third party broker/dealers and Questar Capital Corporation, an affiliated broker/dealer.

The following table shows registration statements for Contracts sponsored by Allianz Account A, Allianz Account B, and Allianz Account C that offer one or more of the Target Funds as an Investment Option:
1933 Act Registration No.	Contract Name	Type of Contract	Number of Investment Options*
Allianz Account A
33-11158**	Allianz ValueLife	Flexible Premium Variable Universal Life	20 / 19
333-60206**	USAllianz LifeFund	Flexible Premium Variable Universal Life	24 / 21
33-15464**	Valuemark Life	Single Premium Variable Life	20 / 19
Allianz Account B
333-82329	Allianz Alterity	Variable Deferred Annuity	27 / 18
333-169265	Allianz Connections	Variable Deferred Annuity	55 / 43
333-182989	Allianz Connections	Variable Deferred Annuity	55 / 43
333-90260	Allianz High Five	Variable Deferred Annuity	36 / 30
333-95729	Allianz Rewards	Variable Deferred Annuity	27 / 18
333-166408	Allianz Retirement Pro	Variable Deferred Annuity	67 / 56
333-139701	Allianz Vision	Variable Deferred Annuity	55 / 43
333-171427	Allianz Vision	Variable Deferred Annuity	55 / 43
333-182987	Allianz Vision	Variable Deferred Annuity	55 / 43
333-145866**	Allianz Connections	Variable Deferred Annuity	55 / 43
333-126217**	Allianz Custom Income	Variable Deferred Annuity	26 / 23
333-134267**	Allianz Elite	Variable Deferred Annuity	33 / 29
333-111049**	Allianz High Five Bonus	Variable Deferred Annuity	36 / 30
333-120181**	Allianz High Five L	Variable Deferred Annuity	36 / 30
333-180720**	Allianz Retirement Advantage	Variable Deferred Annuity	67 / 56
333-63719**	USAllianz Charter	Variable Deferred Annuity	23 / 21
333-101812**	USAllianz Charter II	Variable Deferred Annuity	25 / 22
333-47886**	USAllianz Dimensions	Variable Deferred Annuity	20 / 19
33-23035**	Valuemark II	Variable Deferred Annuity	35 / 29
33-72046**	Valuemark III	Variable Deferred Annuity	35 / 29
333-06709**	Valuemark IV	Variable Deferred Annuity	36 / 30
33-76190**	Valuemark Income Plus	Variable Immediate Annuity	30 / 26
Allianz Account C
333-167334	Allianz Retirement Pro NY	Variable Deferred Annuity	67 / 56
333-143195	Allianz Vision NY	Variable Deferred Annuity	55 / 43
333-171428	Allianz Vision NY	Variable Deferred Annuity	55 / 43
333-182990	Allianz Vision NY	Variable Deferred Annuity	55 / 43
333-19699**	Allianz Advantage NY	Variable Deferred Annuity	37 / 30
333-105274**	Allianz Charter II NY	Variable Deferred Annuity	38 / 31
333-124767**	Allianz High Five NY	Variable Deferred Annuity	36 / 30
333-75718**	Allianz Opportunity NY	Variable Deferred Annuity	39 / 32
333-180722**	Allianz Retirement Advantage NY	Variable Deferred Annuity	67 / 56
33-26646**	Valuemark II NY	Variable Deferred Annuity	17 / 15
333-19699**	Valuemark IV NY	Variable Deferred Annuity	24 / 21
*
Reflects the number of available Investment Options before / after the proposed Substitutions. Investment options that are "hard closed" in a Contract (not open in the Contract to new money) are not counted as available.

**	Reflects registration statements no-longer annually updated in reliance on the relief provided in Great-West Life Insurance Company, SEC Staff No-Action Letter (Oct. 23, 1990).
See Appendix A to the Application for more information on the availability of each of the Target Funds under each Contract, including Target Funds which are hard closed in particular Contracts.

The Contracts allow Contract owners to allocate premium and Contract value among the Subaccounts investing in a large number of Investment Options in a wide variety of asset categories that are managed by a large number of asset managers.  The exact number of Investment Options available varies from Contract to Contract depending on when the Contracts were first offered, whether the Contracts are currently offered for sale, which separate account issued the Contract, product design, and other similar factors.  All of the Contracts offer at least 15 Investment Options. The number of Investment Options available in each of the Contracts affected by the Substitution, both before and after the proposed Substitutions, is shown in the tables above.
The available Investment Options represent a wide variety of asset categories, including Short-Term Bonds, Specialty, Cash Equivalent, Intermediate-Term Bonds, International Equity, Global Equity, Large Cap Value, Large Cap Growth, Large Cap Blend, Mid Cap, Small Cap, and Balanced, and funds of funds with varying allocations of underlying equity funds and fixed income funds.
The available Investment Options are managed and/or subadvised by a wide variety of non-affiliated and affiliated asset managers.  Of the 63 Investment Options available through the Separate Accounts, 29 are managed by Allianz Investment Management LLC ("AIM"), an affiliate of the Insurance Company Applicants, 7 are managed by other affiliates of the Section 26 Applicants, and 27 are managed by asset managers that are not affiliates of the Section 26 Applicants.
In addition, each of the Contracts offers Contract owners one or more investment choices that reduce or eliminate principal fluctuation.  These choices are in the form of a fixed account of the Allianz Life or Allianz NY general account and/or a money market Investment Option.
The Contracts provide for significant investment flexibility through permitted transfers of Contract values among the Investment Options.  In most instances, up to 12 transfers may be made during each year free of charge (the year is measured by the date of issuance of the Contract).  Under the Contracts, the Insurance Company Applicants have reserved the right to charge a $25 fee (or the lesser of $25 or 2% of the amount transferred for certain Contracts) for each transfer in excess of 12 per Contract year.  Since the Contracts are not designed for professional market timing organizations, or other persons using programmed, large, or frequent transfers, the Insurance Company Applicants have reserved the right to restrict transfer activity that they determine to be excessive or inappropriate.
Certain currently-offered Contracts that are part of the Substitutions (such as Allianz Vision, Allianz Connections and Allianz Vision NY) restrict allocations that Contract owners may make to the Investment Options if they select certain optional living benefits.  Under the Allianz Vision, Allianz Connections and Allianz Vision NY Contracts, allocations to certain Investment Options are limited from the date that certain living benefits (i.e., Investment Protector, or Income Protector) are added to the Contract and these restrictions continue until the living benefit ends.  These restrictions also apply to the previously available versions of Allianz Vision, Allianz Connections and Allianz Vision NY, and previously available living benefits on both the current and previous versions of these Contracts (i.e, Target Date Benefits, Income Focus and Lifetime Benefits).  Other previously available Contracts also restricted allocations Contract owners could make to the Investment Options in the certain accounts: Allianz Retirement Pro and Allianz Retirement Pro NY Contracts restricted allocations to the Income Advantage Account, and Allianz Retirement Advantage and Allianz Retirement Advantage NY restricted allocations to the Heritage Account and Retirement Protection Account. Any limits placed on allocations or transfers to any Destination Fund under any of these Contracts will be equally restrictive or less restrictive than the corresponding Target Fund. To the extent that a Target Fund is a permissible Investment Option under any riders to the Contracts, the corresponding Destination Fund also will be a permissible Investment Option under such riders.
Under the Contracts, the Insurance Company Applicants reserve the right, subject to Commission approval and compliance with applicable laws, to substitute one of the Investment Options with another Investment Option after appropriate notice.  Moreover, the Contracts permit the Insurance Company Applicants to limit allocation of purchase payments to one or more Subaccounts that invest in an Investment Option.  The prospectuses or statements of additional information for the Contracts also contain appropriate disclosure of these rights.  Thus, subject to regulatory approval, the Contracts permit the Insurance Company Applicants to stop accepting purchase payments into one or more Investment Options and/or to substitute the shares representing an Investment Option held in a Subaccount for the shares representing another Investment Option.
D.	The Destination Funds
1.	The VIP Trust
The following Destination Funds are series of the VIP Trust:
AZL DFA Five-Year Global Fixed Income Fund
AZL MSCI Global Equity Index Fund
AZL Moderate Index Strategy Fund
AZL Pyramis Multi-Strategy Fund
AZL Pyramis Total Bond Fund
AZL Russell 1000 Value Index Fund
AZL S&P 500 Index Fund
The VIP Trust is a Delaware statutory trust registered as an open-end management investment company under the 1940 Act (File No. 811-9491).1 The VIP Trust's shares are registered as securities under the Securities Act of 1933, as amended (the "1933 Act") (File No. 333-83423).
Shares of the VIP Trust are sold to separate accounts of Allianz Life and Allianz NY for the purpose of funding variable annuity contracts and variable life insurance policies.  The Destination Funds offered by the VIP Trust, as well as all other funds offered by the VIP Trust, are managed by AIM.  AIM is registered as an investment adviser with the Commission pursuant to the Investment Advisers Act of 1940 (the "Advisers Act") (File No. 801-60167).  AIM's principal business address is 5701 Golden Hills Drive, Minneapolis, MN 55416.
Class 2 shares of Destination Funds are assessed a 12b-1 fee at an annual rate of 0.25% of average daily net assets, which is the maximum 12b-1 fee permitted under the Destination Funds' Distribution Plan.  Pursuant to a Multiple Class Plan established pursuant to Rule 18f-3 under the 1940 Act, the VIP Trust currently is authorized to issue two classes of shares, Class 1 and Class 2, for AZL DFA Five-Year Global Fixed Income Fund, AZL MSCI Global Equity Index Fund, AZL Pyramis Multi-Strategy Fund, AZL Pyramis Total Bond Fund, AZL Russell 1000 Value Index Fund, and AZL S&P 500 Index Fund. Class 1 and Class 2 shares are substantially identical, except that Class 1 shares are not subject to a 12b-1 fee, while Class 2 shares are subject to a 12b-1 fee.

1  Pursuant to Rule 0-4 under the 1940 Act, this file and other files cited herein are incorporated by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

Pursuant to a "manager of managers" exemptive order issued by the Commission pursuant to Section 6(c) of the 1940 Act providing an exemption from Section 15(a) of the 1940 Act and Rule 18f-2 under the 1940 Act (Order No. 25734, dated September 17, 2002), AIM selects and manages subadvisers ("Subadvisers") for the various series of the VIP Trust, subject to the oversight of the Board of Trustees of the VIP Trust, without obtaining shareholder approval (the "Manager of Managers Order").  The relief granted in the Manager of Managers Order extends to the Destination Funds.  Each of the Destination Funds is offered to Contract owners via a prospectus containing disclosure (1) describing the existence, substance, and effect of the Manager of Managers Order; (2) holding the Destination Fund out to the public as employing the management structure described in the application for the Manager of Managers Order; and (3) explaining that AIM has the ultimate responsibility (subject to oversight by the Board of Trustees of the VIP Trust) to oversee the Subadvisers and recommend their hiring, termination, and replacement. The AZL Moderate Index Strategy Fund does not currently have a Subadviser; it is a fund of funds, managed directly by AIM, which invests primarily in a combination of five underlying index funds, each of which is another series of the VIP Trust.2
2.	The FOF Trust
The AZL Balanced Index Strategy Fund is a series of the FOF Trust. The FOF Trust is a Delaware statutory trust registered as an open-end management investment company under the 1940 Act (File No. 811-21624).  The FOF Trust's shares are registered as securities under the 1933 Act (File No. 333-167875).
Shares of the FOF Trust are sold to separate accounts of Allianz Life and Allianz NY for the purpose of funding variable annuity contracts and variable life insurance policies.  The AZL Balanced Index Strategy Fund, as well as all other series offered by the FOF Trust, is managed by AIM.
The AZL Balanced Index Strategy Fund has not issued shares in different classes and is not subject to a distribution or shareholder servicing fee. The AZL Balanced Index Strategy Fund is a fund of funds that invests primarily in a combination of five underlying index funds, each of which is a series of the VIP Trust. Although the AZL Balanced Index Strategy Fund is covered by the Manager of Managers Order, the Fund is not set up to utilize the Order and will not utilize the Order without obtaining shareholder consent.
3.	The PIMCO VIT
The following Destination Funds are series of the PIMCO VIT:
PIMCO Balanced Allocation Portfolio
PIMCO Global Core Bond (Hedged) Portfolio
PIMCO Total Return Portfolio
The PIMCO VIT is a Delaware statutory trust registered as an open-end management investment company under the 1940 Act (File No. 811-08399) and its shares are registered as securities under the 1933 Act (File No. 333-37115).

2 The Manager of Managers Order, however, also extends to the AZL Moderate Index Strategy Fund.

Shares of the Destination Funds that are series of the PIMCO VIT are sold to separate accounts of Allianz Life and Allianz NY, as well as other insurance companies, for the purpose of funding variable annuity contracts and variable life insurance policies.  The Destination Funds offered by the PIMCO VIT are managed by Pacific Investment Management Company LLC ("PIMCO"), an affiliate of the Insurance Company Applicants. PIMCO is registered as an investment adviser with the Commission pursuant to the Advisers Act (File No. 801-48187).  PIMCO is located at 650 Newport Center Drive, Newport Beach, California 92660. PIMCO had approximately $1.51 trillion of assets under management as of March 31, 2017.

Administrative Class shares of Destination Funds offered by the PIMCO VIT are assessed a 12b-1 fee at an annual rate of 0.15% of average daily net assets, which is the maximum 12b-1 fee permitted under the Administrative Services Plan for the PIMCO VIT Destination Funds.

The PIMCO VIP Destination Funds do not employ a sub-adviser and do not operate under a manager-of-managers arrangement that, among other things, would permit PIMCO to engage a new or additional sub-adviser without the approval of the applicable PIMCO VIP Destination Fund's shareholders.
II.	PROPOSED SUBSTITUTIONS
A.	The Destination Funds
Each Insurance Company Applicant, on behalf of itself and its Separate Account(s), proposes to exercise its contractual rights and substitute shares of one Fund for that of another Fund by replacing the shares of 16 existing Funds listed below (the "Target Funds") that are held in Subaccounts of their Separate Accounts with shares of the corresponding replacement Funds listed below (the "Destination Funds").
Substitutions	Target Fund	Destination Fund
1	Fidelity VIP FundsManager 50% Portfolio, Service Class 2	AZL Balanced Index Strategy Fund, Class 1
2	Oppenheimer Global Strategic Income Fund/VA, Non-Service Class	AZL DFA Five-Year Global Fixed Income Fund, Class 1
3	Templeton Global Bond VIP Fund, Class 1 Templeton Global Bond VIP Fund, Class 2	AZL DFA Five-Year Global Fixed Income Fund, Class 1 AZL DFA Five-Year Global Fixed Income Fund, Class 2
4	Templeton Growth VIP Fund, Class 1 Templeton Growth VIP Fund, Class 2	AZL MSCI Global Equity Index Fund, Class 1 [a] AZL MSCI Global Equity Index Fund, Class 2 [a]
5	BlackRock Global Allocation V.I. Fund, Class III	AZL Moderate Index Strategy Fund, Class 1 [b]
6	Fidelity VIP FundsManager 60% Portfolio, Service Class 2	AZL Moderate Index Strategy Fund, Class 1 [b]
7	Franklin Founding Funds Allocation VIP Fund, Class 2	AZL Moderate Index Strategy Fund, Class 1 [b]
8	Franklin Income VIP Fund, Class 1 Franklin Income VIP Fund, Class 2	AZL Pyramis Multi-Strategy Fund, Class 1 [c] AZL Pyramis Multi-Strategy Fund, Class 2 [c]
9	PIMCO All Asset Portfolio, Administrative Class	AZL Pyramis Multi-Strategy Fund, Class 2 [c]
10	Franklin Strategic Income VIP Fund, Class 2	AZL Pyramis Total Bond Fund, Class 2
11	NFJ Dividend Value Portfolio	AZL Russell 1000 Value Index Fund, Class 2
12	Franklin Mutual Shares VIP Fund, Class 1 Franklin Mutual Shares VIP Fund, Class 2	AZL Russell 1000 Value Index Fund, Class 1 AZL Russell 1000 Value Index Fund, Class 2
13	Dreyfus VIF Appreciation Portfolio, Service Class	AZL S&P 500 Index Fund, Class 2

Substitutions	Target Fund	Destination Fund
14	PIMCO Global Multi-Asset Managed Allocation Portfolio, Administrative Class	PIMCO Balanced Allocation Portfolio, Administrative Class [d]
15	PIMCO Global Bond Portfolio (Unhedged), Administrative Class	PIMCO Global Core Bond (Hedged) Portfolio, Administrative Class [e]
16	PIMCO Unconstrained Bond Portfolio, Administrative Class	PIMCO Total Return Portfolio, Administrative Class
a.	Prior to October 14, 2016, this Fund was known as AZL NFJ International Value Fund.
b.	Prior to October 14, 2016, this Fund was known as AZL Invesco Equity and Income Fund.
c.	Prior to October 14, 2016, this Fund was known as AZL Franklin Templeton Founding Strategy Plus Fund.
d.	Prior to October 21, 2016, this fund was known as PIMCO Global Multi-Asset Managed Volatility Portfolio.
e.	Prior to October 21, 2016, this fund was known as PIMCO Global Advantage Strategy Bond Portfolio.

B.	Reasons for the Proposed Substitutions
The proposed Substitutions are part of an ongoing effort by the Insurance Company Applicants to not only make their Contracts more attractive to existing and prospective Contract owners, but also to make the Contracts more efficient to administer.  The Section 26 Applicants believe the proposed Substitutions will help to accomplish these goals for the following reasons:

1. The Same or Lower Fund Operating Expenses.  Except for proposed Substitutions 4 and 8, the total annual operating expenses (before expense waivers and reimbursements) for each Destination Fund are the same or lower than those of the corresponding Target Fund(s), taking into account for Substitutions 2, 3 and 5 through 9 amendments to the contractual management fee which the Manager and each Destination Fund will implement on or before the date each proposed Substitution is effected (the "Substitution Date"), as set forth in footnotes to the respective tables in Appendix C.  As described below, for all proposed Substitutions, including proposed Substitutions 4 and 8, each Destination Fund's total net operating expenses will be the same or lower than those of the corresponding Target Fund for at least two years following the Substitution Date.  In addition, except for proposed Substitutions 7 and 9, the management fee for each Destination Fund is the same or lower than those of the corresponding Target Fund(s), taking into account for Substitutions 2, 3 and 5 through 9 the contractual management fee amendments.

For proposed Substitution 7, the Target Fund and Destination Fund are funds of funds, and the combined management fee, 12b-1 fee, and estimated acquired fund management and 12b-1 fees for the Destination Fund is lower than the combined management fee, 12b-1 fee, and estimated acquired fund management and 12b-1 fees for the corresponding Target Fund, taking into account the contractual management fee amendment.3
For proposed Substitution 9, the Target Fund is a fund of funds, and the combined management fee and 12b-1 fee for the Destination Fund is lower than the combined management fee, 12b-1 fee, and estimated acquired fund management and 12b-1 fees for the corresponding Target Fund.

3 Since, consistent with Form N-1A, Item 3, Instruction 3(f)(ii), none of the funds of funds discloses the weighted average management fees or 12b-1 fees for underlying acquired funds, Applicants have estimated acquired fund management and 12b-1 fees for each applicable Fund, as described in footnotes to the respective tables in Appendix C.

In addition, except for proposed Substitution 9, in each case the share class of the Destination Fund is the same as the share class of the corresponding Target Fund(s) with respect to the imposition of Rule 12b-1 fees, or the Destination Fund has a lower such fee or no such fee.4

The Section 26 Applicants further agree that they will cause AIM or PIMCO, as applicable, as the investment adviser of each Destination Fund, to enter into a written contract with the applicable Destination Funds, whereby, during the two (2) years following the Substitution Date, the annual net operating expenses of each Destination Fund will not exceed, on an annualized basis, the annual net operating expenses of any corresponding Target Fund for fiscal year 2016. The Section 26 Applicants further agree that separate account charges for any Contract owner on the Substitution Date will not be increased at any time during the two-year period following the Substitution Date. The Section 26 Applicants believe that the same or lower Fund expenses will appeal to both existing and prospective Contract owners.
2. More Efficient Contract Administration. The proposed Substitutions are part of an overall business plan of the Insurance Company Applicants to make their respective products more efficient to monitor and administer and more competitive (both in terms of new sales and the retention of existing business).  The Insurance Company Applicants believe that more concentrated and streamlined operations for Investment Options will result in increased operational and administrative efficiencies and economies of scale for the Insurance Company Applicants.  In particular, the Insurance Company Applicants feel that concentrating the number of non-affiliated asset managers that advise or subadvise the Investment Options available through the Contracts will simplify the administration of the Contracts with regard to communications with asset managers and Contract owners, and simplify the preparation of various reports and disclosure documents.
3. Improved Fund Manager Selection. Eleven of the proposed Substitutions would replace an Investment Option that is managed by an unaffiliated asset manager with an Investment Option that is a Series of the VIP Trust or the FoF Trust managed by AIM.  The Insurance Company Applicants believe that by reducing the number of unaffiliated asset managers that manage Investment Options underlying their Contracts and increasing the Investment Options for which AIM serves as the investment manager, they will increase their ability to effectively oversee the Investment Options available to Contract owners.
In addition, the proposed Substitutions will result in more Investment Options under the Contracts having the improved portfolio manager selection afforded by the Manager of Managers Order (all except Destination Funds for proposed Substitutions 14 through 16).  Under the Manager of Managers Order, the replacement of subadvisers when appropriate could be effected more efficiently and the need for fund changes that may affect Contract owners may be reduced.  The Section 26 Applicants believe this will appeal to both existing and prospective Contract owners.
4. No Expense to Contract Owners. Finally, the proposed Substitutions are designed to provide Contract owners with the ability to continue their investment in similar Investment Options without interruptions and at no additional cost to them. In this regard, the Insurance Company

4 Applicants note that, while the AZL Balanced Index Strategy Fund and the AZL Moderate Index Strategy Fund have no Rule 12b-1 fees, the AZL Balanced Index Strategy Fund and the AZL Moderate Index Strategy Fund each currently invests in underlying funds that have Rule 12b-1 fees.  Applicants note that the 12b-1 fees of the underlying funds in which these Destination Funds invest do not exceed 0.25% and are therefore the same or lower than the 0.25% 12b-1 fees of the corresponding Target Funds.  Accordingly, Applicants do not believe that these circumstances raise any unique issue for the requested approval of the proposed Substitutions.

Applicants or an affiliate will bear all expenses and transaction costs incurred in connection with the proposed Substitutions and related filings and notices, including legal, accounting, brokerage, and other fees and expenses. The Contract value for each Contract owner impacted by the proposed Substitutions will not change as a result of the Substitutions.
Further, the Section 26 Applicants note that, because the proposed Substitutions will occur at relative net asset value, and the fees and charges under the Contracts will not change as a result of the proposed Substitutions, the benefits offered by the guarantees under the Contracts will be the same immediately before and after the proposed Substitutions.  What effect the proposed Substitutions may have on the value of the benefits offered by the Contract guarantees would depend, among other things, on the relative future performance of the Target Funds and Destination Funds, which Section 26 Applicants cannot predict.  Nevertheless, Section 26 Applicants note that at the time of the proposed Substitutions, the Contracts will offer a comparable variety of investment options with as broad a range of risk/return characteristics.

For these reasons and the reasons discussed below, the Section 26 Applicants believe that substituting the Destination Funds for each of the corresponding Target Funds is appropriate and in the best interests of the Contract owners.
C.	Comparison of Target Funds and Destination Funds
Set out below is a discussion of some of the similarities and differences between the Target Funds and Destination Funds based on a review of their most recent prospectuses.  Additional side-by-side comparisons of the Target Funds and Destination Funds appear in Appendices B - C hereto.
1.	Investment Advisers and Subadvisers
Substitutions 1 through 13 involve moving the assets attributable to the Contracts from Target Funds managed by a variety of investment advisers to Destination Funds that are managed by AIM which is an affiliate of the Insurance Company Applicants.  Substitutions 14 through 16 involve moving assets attributable to Contracts from Target Funds managed by PIMCO to different Destination Funds managed by PIMCO. Specifically, the Substitutions will involve the following investment advisers and Subadvisers:
Substitution	Existing Adviser/Subadviser	New Adviser	New Subadviser(s)
1	FMR Co., Inc.	Allianz Investment Management LLC	n/a
2	OFI Global Asset Management, Inc./ OppenheimerFunds, Inc.	Allianz Investment Management LLC	Dimensional Fund Advisors LP
3	Franklin Advisers, Inc.	Allianz Investment Management LLC	Dimensional Fund Advisors LP
4	Templeton Global Advisors Limited	Allianz Investment Management LLC	BlackRock Investment Management, LLC
5	BlackRock Advisors, LLC	Allianz Investment Management LLC	n/a

Substitution	Existing Adviser/Subadviser	New Adviser	New Subadviser(s)
6	FMR Co., Inc.	Allianz Investment Management LLC	n/a
7
This is a fund of funds that has no Adviser.  Franklin Templeton Services, LLC (FT Services) operates as the Fund's administrator; T. Anthony Coffey, CFA, Vice President of Franklin Advisers, Inc., assists FT Services, at no charge to the Fund.
		Allianz Investment Management LLC	n/a
8	Franklin Advisers, Inc.	Allianz Investment Management LLC	FIAM LLC / Geode Capital Management, LLC
9	Pacific Investment Management Company LLC / Research Affiliates, LLC	Allianz Investment Management LLC	FIAM LLC / Geode Capital Management, LLC
10	Franklin Advisers, Inc.	Allianz Investment Management LLC	FIAM LLC
11	Allianz Global Investors U.S. LLC / NFJ Investment Group LLC	Allianz Investment Management LLC	BlackRock Investment Management, LLC
12	Franklin Mutual Advisers, LLC	Allianz Investment Management LLC	BlackRock Investment Management, LLC
13	The Dreyfus Corporation/ Fayez Sarofim & Co.	Allianz Investment Management LLC	BlackRock Investment Management, LLC
14	Pacific Investment Management Company LLC	Pacific Investment Management Company LLC	n/a
15	Pacific Investment Management Company LLC	Pacific Investment Management Company LLC	n/a
16	Pacific Investment Management Company LLC	Pacific Investment Management Company LLC	n/a

2.	Investment Objectives, Principal Investment Strategies and Risks
In each of the proposed Substitutions, the investment objective, principal investment strategies and principal risks of each Target Fund are similar or substantially similar to those of the corresponding Destination Fund.
A side-by-side comparison of the investment objectives, principal investment strategies, and principal risks, appears in Appendix B, hereto.  The following is a narrative comparison of certain similarities and differences among the Target Funds and corresponding Destination Funds.

a.
Proposed Substitution 1: The Section 26 Applicants seek to replace a fund of funds with exposure to a broad range of equity and fixed income securities with a fund of funds with exposure to a broad range of equity and fixed income securities.  The Section 26 Applicants submit that the investment objectives and principal investment strategies of the Target Fund and Destination Fund are substantially similar.  The investment objective of the Target Fund is high total return and the investment objective of the Destination Fund is long-term capital appreciation with preservation of capital as an important consideration.  Both Funds pursue their investment strategy by investing in a mix of underlying equity and fixed income funds.  The Target Fund uses a target asset allocation among underlying Fidelity funds of approximately 35% in domestic equity funds, 15% in international equity funds, 40% in fixed income funds and 10% in money market funds. The Destination Fund invests in five underlying affiliated index funds and under normal market conditions will allocate approximately 50% in the equity index funds, including approximately 12.5% to the international index fund, and 50% in the bond index fund.  The principal risks of the Target Fund and the Destination Fund are similar in that they both include risks of investing in a broad range of equity (including US and foreign) and fixed income securities.  Despite certain differences, the Section 26 Applicants submit that the Destination Fund will continue to provide an attractive option to Contract owners seeking high total return or capital appreciation through a fund of funds with exposure to equity and fixed income investments.

b.
Proposed Substitutions 2 and 3: The Section 26 Applicants seek to replace two actively-managed global fixed income funds with a comparable actively-managed global fixed income fund. The Section 26 Applicants submit that the investment objectives and principal investment strategies of each Target Fund and Destination Fund are similar.  The investment objective of the Oppenheimer Global Strategic Income Fund is total return. The investment objective of the Templeton Global Bond VIP Fund is high current income with preservation of capital, and capital appreciation as a secondary consideration. The investment objective of the Destination Fund is to provide a market rate of return for a fixed income portfolio with low relative volatility of returns, and focus the eligible universe on securities with relatively less expected upward or downward movement in market value.  All the Funds pursue their objectives by investing primarily in U.S. and foreign debt securities.  All the Funds also may use derivatives, particularly related to currency hedging.  The Templeton Global Bond VIP Fund invests predominantly in bonds issued by governments and their agencies and instrumentalities.  The Oppenheimer Global Strategic Income Fund/VA and the Destination Fund generally invest in a wide variety of market sectors including obligations of government and corporate issuers.  The Oppenheimer Global Strategic Income Fund/VA may invest without limit in high yield debt securities, but generally seeks to moderate the risks of investing in high yield instruments and foreign securities "by building a broadly diversified portfolio."  The Templeton Bond VIP Fund focuses on investment grade bonds, but may invest up to 25% of its total assets in below investment grade bonds.  The Destination Fund invests in fixed income securities considered investment grade at the time of purchase.   Both the Target Funds may invest in debt securities with a range of maturities (although the average maturity of the Target Funds as of 9/30/2016 was 6.25 years for the Oppenheimer fund and 3.18 years for the Templeton fund); and the Destination Fund's policy is that the dollar-weighted average length of maturity of investments will not exceed five years.

Despite certain differences, the Section 26 Applicants submit that the Destination Fund will continue to provide an attractive option to Contract owners seeking exposure to a broad range of U.S. and foreign debt securities.
c.
Proposed Substitution 4: The Section 26 Applicants seek to replace a value-oriented, actively-managed global equity fund with a passively-managed global equity index fund.  The Section 26 Applicants submit that the Target and Destination Funds' investment objectives and principal investment strategies are similar. The investment objective of the Target Fund is long-term capital growth. The investment objective of the Destination Fund is to match the performance of the MSCI World Index as closely as possible. The Target Fund applies a bottom-up, value-oriented, long term approach to achieve its objective. The Destination Fund seeks to track the investment results of the MSCI World Index which is designed to measure the performance of equity securities in the top 85% of equity market capitalization.  The Target Fund primarily invests in common stocks issued by companies of any size.  The index includes equity securities of issuers ranging between approximately $1.2 billion and $766.0 billion, and primarily includes financial services, healthcare, information technology and consumer discretionary companies.  The Target Fund may use derivatives to hedge against currency risks.    Despite certain differences, the Section 26 Applicants submit that the Destination Fund will continue to provide an attractive option to Contract owners seeking exposure to a multi-cap global equity fund.

d.
Proposed Substitutions 5 through 7: The Section 26 Applicants seek to replace three global allocation funds with a comparable global allocation fund.  The Section 26 Applicants submit that the Target and Destination Funds' investment objectives and principal investment strategies are substantially similar. All of the Funds seek either high total return or capital appreciation.  Two of the Target Funds are funds of funds and the Destination Fund is a fund of index funds.  Each of the Target and Destination Funds invest in a mix of equity and debt allocations as follows:

Fund Name	Equity/Debt Allocation
BlackRock Global Allocation	may emphasize either equity or debt
Fidelity VIP FundsManager 60%	target 60% equity and 40% fixed income
Franklin Founding Funds Allocation	primarily in equity; to a lesser extent in debt securities
AZL Moderate Index Strategy	Approximately 60% in underlying equity index funds and 40% in an underlying bond index fund

All of the Funds may invest significantly in foreign securities. The BlackRock Global Allocation V.I. Fund is specifically a global fund and often invests 40% or more in non-U.S. securities.  The Franklin Founding Funds Allocation VIP Fund may invest up to 25% in foreign securities.  The other two Funds specifically allocate a portion of their investments to international funds. For the Destination Fund, approximately 15% of assets are allocated to the international index fund. The strategies for the BlackRock Global Allocation V.I. Fund and the Franklin Founding Funds Allocation VIP Fund differ somewhat in that they follow a value oriented approach, whereas the Fidelity VIP FundsManager 60% Portfolio and the Destination Fund do not identify value investing as a principal strategy. Despite certain differences, the Section 26 Applicants submit that the Destination Fund will continue to provide an attractive option to Contract owners seeking exposure to a multi-cap global equity and debt fund.

e.
Proposed Substitutions 8 and 9: The Section 26 Applicants seek to replace two actively-managed broad asset allocation funds with a comparable actively-managed broad asset allocation fund.  The Section 26 Applicants submit that the Target and Destination Funds' investment objectives and principal investment strategies are substantially similar. Both the Franklin Income VIP Fund and the Destination Fund seek to maximize income or a high-level of current income, respectively, while maintaining prospects for capital appreciation.  Similarly, the PIMCO All Asset Portfolio seeks maximum real return, consistent with preservation of real capital and prudent investment management.  Each of the Target and Destination Funds invest in a mix of equity and debt securities and may allocate a portion of their assets to foreign investments.  The Franklin Income VIP Fund invests in a diversified portfolio of debt and equity securities (based on the portfolio manager's analysis of the best opportunities).  The PIMCO All Asset Portfolio is a fund of funds that seeks exposure to a broad spectrum of asset classes through investment in other PIMCO equity and fixed income funds (but investments in equity-related underlying PIMCO funds will not exceed 50%).  The Destination Fund invests approximately 60% in investment-grade fixed income securities and 40% in large cap common stocks.  The strategies for the Funds differ somewhat in that the Franklin Income VIP Fund may invest up to 100% of its assets in below investment grade debt securities (though it held 28.99% in bonds with a rating of BB or less as of 12/31/2016), and follows a value oriented investment approach.  The PIMCO All Asset Portfolio includes high yield risk as a principal risk, but does not specify a target or limit for high yield securities (through the underlying funds). The Destination Fund may invest up to 20% of its fixed-income strategy assets (approximately 12% of total assets) in lower-quality debt securities.    Despite certain differences, the Section 26 Applicants submit that the Destination Fund will continue to provide an attractive option to Contract owners seeking exposure to an actively-managed broad asset-allocation fund that seeks high current income.

f.
Proposed Substitution 10: The Section 26 Applicants seek to replace an actively-managed fixed income fund with a comparable actively-managed fixed income fund. The Section 26 Applicants submit that the investment objectives and principal investment strategies of the Target Fund and Destination Fund are substantially similar.  The investment objective of both the Target Fund and the Destination Fund is a high level of current income. The Target Fund also seeks long-term capital appreciation as a secondary goal.  Both Funds pursue their objectives by investing primarily in U.S. and foreign debt securities.  Both Funds may invest in a wide variety of debt securities including corporate, asset-backed and government securities.  Both Funds also may use derivative investments.  One difference among the Funds is the degree to which they may invest in high-yield debt securities.  The Franklin Strategic Income VIP Fund may invest without limit in high yield debt securities.  The Destination Fund invests at least 80% in investment-grade debt securities (of medium and high quality) although it may invest up to 20% in lower-quality debt securities.  The Destination Fund's subadviser uses the Bloomberg Barclays U.S. Aggregate Bond Index as a guide in selecting investments and manages the Fund to have a similar overall risk to the index.  Despite certain differences, the Section 26 Applicants submit that the Destination Fund will continue to provide an attractive option to Contract owners seeking a high level of current income through exposure to a broad range of U.S. and foreign debt securities.

g.
Proposed Substitutions 11 and 12: The Section 26 Applicants seek to replace two actively-managed value-oriented funds with a passively-managed value index fund.  The Section 26 Applicants submit that the investment objectives and principal investment strategies of the Target Funds and Destination Fund are similar.  The investment objectives of the Target Funds are long-term growth of capital and income or capital appreciation with income as a secondary goal.  The investment objective of the Destination Fund is to match the total return of the Russell 1000 Value Index.  Each of the Funds invests primarily in equity securities, and each of the Funds uses a value-oriented strategy, although the Destination Fund does so through a passive index approach.  Also, each of the Funds generally invests in larger-capitalization companies.  Certain differences exist among the Funds.  For example, the NFJ Dividend Value Portfolio specifically identifies securities on the basis of their dividend yields.  Further, each of the Target Funds may invest in foreign securities.  Despite certain differences, the Section 26 Applicants submit that the Destination Fund will continue to provide an attractive option to Contract owners seeking exposure to a larger-cap, value-oriented strategy.

h.
Proposed Substitution 13: The Section 26 Applicants seek to replace an actively-managed equity fund with a passively-managed equity index fund. The Section 26 Applicants submit that the Target and Destination Funds' investment objectives and principal investment strategies are substantially similar.  The investment objective of the Target Fund is long-term capital growth consistent with preservation of capital (with current income as a secondary goal); the Destination Fund seeks to match the total return of the S&P 500 Index.  Both of the Funds seek to achieve their objectives by investing principally in a broad selection of larger U.S. equities (though both may invest in multinational companies). Certain differences exist among the Funds.  For example, the Target Fund specifically focuses on "blue chip" companies with total capitalizations of more than $5 billion; the Destination Fund is invested in the large-cap companies of the S&P 500. The Target Fund generally uses an active management investment approach, while the Destination Fund uses a more passive strategy to track its target index and may use derivatives.  Despite certain differences, the Section 26 Applicants submit that the Destination Fund will continue to provide an attractive option to Contract owners seeking exposure to a core U.S. equity strategy.

i.
Proposed Substitution 14: The Section 26 Applicants seek to replace an actively-managed global allocation fund with an actively-managed balanced allocation fund. The Section 26 Applicants submit that the Target and Destination Funds' investment objectives and principal investment strategies are substantially similar.  The investment objective of both the Target Fund and the Destination Fund is total return which exceeds that of its target index.  Both of the Funds seek to achieve their objectives by investing 50%-70% in equity related investments and the balance in fixed income instruments.  Certain differences exist among the Funds.  For example, the Target Fund's benchmark is a blend of 60% MSCI World Index and 40% Bloomberg Barclays U.S. Aggregate Index, while the Destination Fund uses Bloomberg Barclays U.S. Aggregate Index for its Fixed Income Sleeve and a blend of the S&P 500 Index and MSCI EAFE Net Dividend Index (USD Unhedged) for its Equity Sleeve.  The Target Fund seeks to achieve its objective by investing in other underlying funds.  The Destination Fund seeks to achieve its objective by investing, with respect to its equity sleeve, in equity derivatives and other equity-related investments, and with respect to its fixed income sleeve, in a diversified portfolio of fixed income instruments.  Despite certain differences, the Section 26 Applicants submit that the Destination Fund will continue to provide an attractive option to Contract owners seeking total return through a global balanced (50%-70%) strategy.
j.
Proposed Substitution 15: The Section 26 Applicants seek to replace an actively-managed global bond fund with another actively-managed global bond fund. The Section 26 Applicants submit that the Target and Destination Funds' investment objectives and principal investment strategies are substantially similar.  The investment objective of the Target Fund is maximum total return, consistent with preservation of capital and prudent investment management; the investment objective of the Destination Fund is total return which exceeds that of its benchmark.  Each of the Funds seeks to achieve its objective by investing in fixed income investments economically tied to a variety of countries.  Each of the Funds may invest without limit in derivatives.  Certain differences exist among the Funds. The Target and Destination Funds include currency risk; however, the Destination Fund's hedged approach seeks to limit, or hedge, its foreign currency exposure. The PIMCO Global Bond Portfolio (Unhedged) may invest without limit in emerging market countries, whereas the Destination Fund may invest up to 5% in emerging market countries.  However, all of the Funds set similar limits on investments in high-yield securities.  The Funds' principal risks are substantially identical.  Despite certain differences, the Section 26 Applicants submit that the Destination Fund will continue to provide an attractive option to Contract owners seeking exposure to global fixed income investments.

k.
Proposed Substitution 16: The Section 26 Applicants seek to replace an actively-managed fixed income fund with a comparable actively-managed fixed income fund. The Section 26 Applicants submit that the investment objectives and principal investment strategies of the Target Fund and the Destination Fund are substantially similar.  The investment objective of each Fund is to seek maximum total return, consistent with preservation of capital and prudent investment management.  The Funds pursue their objectives by investing primarily in fixed income instruments (which may be represented by forwards or derivatives).  Each of the Funds may invest in foreign securities, including instruments tied to emerging market countries.  One difference among the Funds is the degree to which they may invest in high-yield debt securities.  The Unconstrained Bond Portfolio invests in both investment-grade and high-yield securities.  The Destination Fund invests primarily in investment grade debt securities, although it may invest up to 20% in high-yield securities.  The Funds also vary in average portfolio duration. The principal risks of the Target Fund and the Destination Fund are identical, except that the Destination Fund's principal risks include convertible securities risk.  Despite certain differences, the Section 26 Applicants submit that the Destination Fund will continue to provide an attractive option to Contract owners seeking maximum total return consistent with capital preservation and prudent management through exposure to fixed income securities.

3.	Fees and Expenses and Net Assets
A complete side-by-side comparison of fees and expenses for each Substitution appears in Appendix C, hereto.  Except for proposed Substitutions 4 and 8, the total annual operating expenses (before expense waivers and reimbursements) for each Destination Fund are the same or lower than those of the corresponding Target Fund(s), taking into account for Substitutions 2, 3 and 5 through 9 the contractual management fee amendments which will be implemented for each respective Destination Funds on or before the Substitution Date.  For all proposed Substitutions, including proposed Substitutions 4 and 8, each Destination Fund's total net operating expenses will be the same or lower than those of the corresponding Target Fund for at least two years following the Substitution Date.  In addition, except for proposed Substitutions 7 and 9, the management fee for each Destination Fund is the same or lower than those of the corresponding Target Fund(s), taking into account for Substitutions 2, 3 and 5 through 9 the contractual management fee amendments.  For proposed Substitution 7, the Target Fund and Destination Fund are funds of funds, and the combined management fee, 12b-1 fee, and estimated acquired fund management and 12b-1 fees for the Destination Fund is lower than the combined management fee, 12b-1 fee, and estimated acquired fund management and 12b-1 fees for the corresponding Target Fund, taking into account the contractual management fee amendment.  For proposed Substitution 9, the Target Fund is a fund of funds, and the combined management fee and 12b-1 fee for the Destination Fund is lower than the combined management fee, 12b-1 fee, and estimated acquired fund management and 12b-1 fees for the corresponding Target Fund.  In addition, except for proposed Substitution 9, in each case the share class of the Destination Fund is the same as the share class of the corresponding Target Fund(s) with respect to the imposition of Rule 12b-1 fees, or the Destination Fund has a lower such fee or no such fee.
Further, the Section 26 Applicants agree that they will cause AIM or PIMCO, as applicable, as the investment adviser of each Destination Fund, to enter into a written contract with the applicable Destination Funds, whereby, during the two (2) years following the Substitution Date, the annual net operating expenses of each such Destination Fund will not exceed, on an annualized basis, the annual net operating expenses of any corresponding Target Fund for fiscal year 2016. Consequently, Contract owners affected by the Substitution may expect fees and expenses in the new Investment Options to be no higher than, and in most cases much lower than, the previously held Investment Options.
A side-by-side comparison of the net asset values of the Target Funds and corresponding Destination Funds also appears in Appendix C, hereto.

4.	Performance History
The following table shows average annual total returns as of December 31, 2016, as presented in the prospectus for each Destination Fund and each Target Fund dated on or about May 1, 2017.
Destination Fund Target Fund	1 year	5 years	10 years	Since Inception	Inception date
AZL Balanced Index Strategy Fund, Class 1	6.75%	7.13%	--%	8.38%	07-10-2009
Fidelity VIP FundsManager 50% Portfolio, Service Class 2	4.08%	6.64%	4.16%	--%	04-13-2006
AZL DFA Five-Year Global Fixed Income Fund, Classes 1 and 2**	1.28%	--%	--%	0.22%	04-27-2015
Oppenheimer Global Strategic Income Fund/VA, Non-Service Class	6.53%	3.96%	4.64%	--%	05-03-1993
Templeton Global Bond VIP Fund, Class 1	3.21%	3.50%	6.68%	--%
Templeton Global Bond VIP Fund, Class 2	2.94%	3.24%	6.41%	--%
AZL MSCI Global Equity Index Fund, Classes 1 and 2**[a]	-0.93%	2.01%	--%	5.23%	05-01-2009
Templeton Growth VIP Fund, Class 1	9.90%	9.83%	2.26%	--%
Templeton Growth VIP Fund, Class 2	9.62%	9.55%	2.01%	--%
AZL Moderate Index Strategy Fund, Class 1[b]	8.91%	9.96%	5.41%	--%	05-03-2004
BlackRock Global Allocation V.I. Fund, Class III	3.81%	5.68%	4.69%	--%
Fidelity VIP FundsManager 60% Portfolio, Service Class 2	4.65%	7.80%	--%	4.43%	08-22-2007
Franklin Founding Funds Allocation VIP Fund, Class 2	13.18%	9.28%	--%	2.93%	07-02-2007
AZL Pyramis Multi-Strategy Fund, Classes 1 and 2**[c]	6.52%	6.88%	--%	6.22%	10-23-2009
Franklin Income VIP Fund, Class 1	14.33%	7.58%	5.24%	--%
Franklin Income VIP Fund, Class 2	14.02%	7.31%	4.97%	--%
PIMCO All Asset Portfolio, Administrative Class	12.93%	3.54%	4.28%	--%
AZL Pyramis Total Bond Fund, Class 2	5.51%	--%	--%	-2.30%	09-05-2012
Franklin Strategic Income VIP Fund, Class 2	7.94%	4.25%	5.17%	--%
AZL Russell 1000 Value Index Fund, Classes 1 and 2**	16.15%	13.90%	--%	11.00%	04-30-2010
NFJ Dividend Value Portfolio	15.21%	--%	--%	10.49%	08-30-2012
Franklin Mutual Shares VIP Fund, Class 1	16.35%	11.89%	4.83%	--%
Franklin Mutual Shares VIP Fund, Class 2	16.06%	11.61%	4.57%	--%
AZL S&P 500 Index Fund, Class 2	11.45%	14.10%	--%	5.99%	05-01-2007
Dreyfus VIF Appreciation Portfolio, Service Class	7.64%	8.48%	5.61%	--%
PIMCO Balanced Allocation Portfolio, Administrative Class[d]	2.94%	--%	--%	0.77%	04-27-2012
PIMCO Global Multi-Asset Managed Allocation Portfolio, Administrative Class	4.04%	1.76%	--%	4.69%	04-15-2009
PIMCO Global Core Bond (Hedged) Portfolio, Administrative Class[e]	6.78%	0.54%	--%	0.31%	05-02-2011
PIMCO Global Bond Portfolio (Unhedged), Administrative Class	4.04%	-0.01%	4.31%	--%	01-10-2002
PIMCO Total Return Portfolio, Administrative Class	2.68%	2.93%	5.34%	--%	12-31-1997
PIMCO Unconstrained Bond Portfolio, Administrative Class	4.73%	2.48%	--%	2.00%	05-02-2011

**
Class 1 shares of the AZL Russell 1000 Value Index Fund were added in October, 2016. Class 1 shares of the AZL DFA Five-Year Global Fixed Income Fund, the AZL MSCI Global Equity Index Fund, and the AZL Pyramis Multi-Strategy Fund were added May 1, 2017. Performance information presented for each of these funds is for Class 2 because Class 1 has not had a full calendar year of operations.

a.	Prior to October 14, 2016, this Fund was known as AZL NFJ International Value Fund.

b.	Prior to October 14, 2016, this Fund was known as AZL Invesco Equity and Income Fund.
c.	Prior to October 14, 2016, this Fund was known as AZL Franklin Templeton Founding Strategy Plus Fund.
d.	Prior to October 21, 2016, this fund was known as PIMCO Global Multi-Asset Managed Volatility Portfolio.
e.	Prior to October 21, 2016, this fund was known as PIMCO Global Advantage Strategy Bond Portfolio.

D.	Procedures for the Proposed Substitutions

1. Prospectus Supplements. The proposed Substitutions will be described in supplements to the applicable prospectuses for the Contracts filed with the Commission (collectively, "Supplements") and delivered to all affected Contract owners at least 30 days before the Substitution Date.  The Supplements will give Contract owners notice of the respective Insurance Company Applicant's intent to take the necessary actions, including seeking the order requested by this Application, to substitute shares of the Target Funds as described herein on the Substitution Date. The Supplements also will advise Contract owners that for at least thirty (30) days before the Substitution Date, Contract owners are permitted to transfer all of or a portion of their Contract value out of any Subaccount investing in a Target Fund ("Target Fund Subaccount") to any other available Subaccounts offered under their Contract without any transfer charge or limitation and without the transfer being counted as a transfer for purposes of transfer limitations and fees that would otherwise be applicable under the terms of the Contracts. In addition, the Supplements will (a) instruct Contract owners how to submit transfer requests in light of the proposed Substitutions; (b) advise Contract owners that any Contract value remaining in a Target Fund Subaccount on the Substitution Date will be transferred to a Subaccount investing in the corresponding Destination Fund ("Destination Fund Subaccount"), and that the Substitutions will take place at relative net asset value; (c) inform Contract owners that for at least thirty (30) days following the Substitution Date ("Free Transfer Period"), the Insurance Company Applicants will permit Contract owners to make transfers of Contract value out of each Destination Fund Subaccount to any other available Subaccounts offered under their Contracts in accordance with their Contract terms without the transfer being counted as a transfer for purposes of transfer frequency limitations and fees that would otherwise be applicable under the terms of the Contracts; and (d) inform Contract owners that, except as described in the market timing limitations section or limitations imposed by living benefit riders of the relevant prospectus or disclosure document, the respective Insurance Company Applicant will not exercise any rights reserved by it under the Contracts to impose additional restrictions on transfers out of a Destination Fund Subaccount for the Free Transfer Period.

The Section 26 Applicants will send the Supplements containing this disclosure to all existing Contract owners at least 30 days prior to the Substitution Date. Prospective purchasers and new purchasers of Contracts will be provided with a Contract prospectus and the Supplements, as well as prospectuses and supplements for the Destination Funds. The Contract prospectus and Supplement, and the prospectuses and supplements for the Destination Funds will be delivered to purchasers of new Contracts in accordance with all applicable legal requirements.

2. Confirmation Statements. In addition to the Supplements distributed to Contract owners, within five (5) business days after the Substitution Date, the Insurance Company Applicants will send Contract owners a written confirmation of the completed proposed Substitutions in accordance with Rule 10b-10 under the 1934 Act. The confirmation statement will include or be accompanied by a statement that reiterates the free transfer rights disclosed in the Supplements. The Insurance Company Applicants also will send each Contract owner current prospectuses for the Destination Funds involved to the extent that they have not previously received a copy.

3. Redemption and Purchase of Shares. Each Substitution will take place at the applicable Target and Destination Funds' relative per share net asset values determined on the Substitution Date in accordance with Section 22 of the 1940 Act and Rule 22c-1 thereunder. Accordingly, the proposed Substitutions will have no negative financial impact on any Contract owner. Each proposed Substitution will be effected by having each Target Fund Subaccount redeem its Target Fund shares in cash and/or in-kind (as described herein) on the Substitution Date at net asset value per share and purchase shares of the appropriate Destination Fund at net asset value per share calculated on the same date.
The process for accomplishing the transfer of assets from each Target Fund to its corresponding Destination Fund will be determined on a case-by-case basis. In some cases, it is expected that the Substitutions will be effected by redeeming shares of a Target Fund for cash and using the cash to purchase shares of the Destination Fund. In other cases, it is expected that the Substitutions will be effected by redeeming the shares of a Target Fund in-kind; those assets will then be contributed in-kind to the corresponding Destination Fund to purchase shares of that Fund. All in-kind redemptions from a Target Fund of which any of the Section 26 Applicants is an affiliated person will be effected in accordance with the conditions set forth in the Commission staff's no-action letter issued to Signature Financial Group, Inc. (Dec. 28, 1999). In-kind purchases of shares of a Destination Fund will be conducted as described in Section IV of this Application.

4. Limits on Expenses. The Insurance Company Applicants or an affiliate will pay all expenses and transaction costs reasonably related to the proposed Substitutions, including all legal, accounting, and brokerage expenses relating to the proposed Substitutions, the below described disclosure documents, and this Application. No costs of the proposed Substitutions will be borne directly or indirectly by Contract owners. Contract owners will not incur any fees or charges as a result of the proposed Substitutions, nor will their rights or the obligations of the Insurance Company Applicants under the Contracts be altered in any way. The proposed Substitutions will not cause the fees and charges under the Contracts currently being paid by Contract owners to be greater after the proposed Substitutions than before the proposed Substitutions. The charges for optional living benefit riders, of course, may change from time to time and any such changes would be unrelated to the proposed Substitutions. No fees will be charged on the transfers made on the Substitution Date because the proposed Substitutions will not be treated as a transfer for the purpose of assessing transfer charges or, if applicable, for determining the number of remaining permissible transfers in a Contract year.

As previously noted, the Section 26 Applicants agree that they will cause AIM or PIMCO, as applicable, as the investment adviser of each Destination Fund, to enter into a written contract with the applicable Destination Funds, whereby, during the two (2) years following the Substitution Date, the annual net operating expenses of each such Destination Fund will not exceed, on an annualized basis, the annual net operating expenses of any corresponding Target Fund for fiscal year 2016.

III.	REQUEST FOR ORDER OF APPROVAL PURSUANT TO SECTION 26(c)
A.	Applicable Law
Section 26(c) of the 1940 Act provides as follows:
It shall be unlawful for any depositor or trustee of a registered unit investment trust holding the security of a single issuer to substitute another security for such security unless the

Commission shall have approved such substitution.  The Commission shall issue an order approving such substitution if the evidence establishes that it is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title.5
Section 26(c) of the 1940 Act was enacted as part of the Investment Company Act Amendments of 1970.  In 1966, the Commission, concerned with the high sales charges then common to most unit investment trusts and the disadvantageous position in which such charges placed investors who did not want to remain invested in the substituted security,6 recommended that Section 26 be amended to require that a proposed substitution of the underlying investments of a trust be approved by Commission order prior to effecting the transaction.7
Congress responded to the Commission's concerns by enacting Section 26(c) to require that the Commission approve all substitutions by the depositor of investments held by unit investment trusts.  As the legislative history makes clear, Congress intended Section 26(c) to provide Commission scrutiny of proposed substitutions that could otherwise, in effect, force shareholders dissatisfied with the substituted security to redeem their shares, thereby possibly incurring either a loss of the sales load deducted from initial purchase payments, an additional sales load upon reinvestment of the proceeds of redemption, or both.8 The Senate Report on the bill explained the purpose of Section 26(c) as follows:
The proposed amendment recognizes that in the case of the unit investment trust holding the securities of a single issuer notification to shareholders does not provide adequate protection since the only relief available to shareholders, if dissatisfied, would be to redeem their shares.  A shareholder who redeems and reinvests the proceeds in another unit investment trust or in an open-end company would under most circumstances be subject to a new sales load.  The proposed amendment would close this gap in shareholder protection by providing for [Commission] approval of the substitution.  The [Commission] would be required to issue an order approving the substitution if it finds the substitution consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.9

5 The Commission has interpreted Section 26(c) (formerly Section 26(b)) to apply to "a substitution of securities in any subaccount of a registered separate account."  Adoption of Permanent Exemption from Certain Provisions of the Investment Company Act of 1940 for Registered Separate Accounts and Other Persons, SEC Rel. No. IC-12678 (Sept. 21, 1982). The proscription of Section 26(c) is addressed to the depositor (here, the Insurance Company Applicants) and not the unit investment trusts (here, the Separate Account Applicants) for which the depositor serves. Nevertheless, as the Commission is aware, orders have historically been granted under Section 26(c) in the name of the depositor and the separate account. Accordingly, Section 26 Applicants here include the Separate Account Applicants.
6 In the years leading up to its 1966 recommendation, the Commission took the position that the substitution of portfolio securities of a unit investment trust constituted an offer of exchange under Section 11 of the 1940 Act requiring prior Commission approval. The Commission proposed Section 26(c) in order to specifically address substitutions by unit investment trusts that previously had been scrutinized under Section 11 of the 1940 Act. See House Committee on Interstate and Foreign Commerce, Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong. 2d Sess. 337 (1966).
7 Id.
8 Id.
9 S. Rep. No. 184, 91st Cong., 1st Sess. 41 (1969), reprinted in 1970 U.S.C.C.A.N. 4897, 4936.

Section 26(c) affords this protection to investors by preventing a depositor or trustee of a unit investment trust that holds shares of one issuer from substituting for those shares the shares of another issuer unless the Commission approves that substitution.
B.	Basis for Section 26(c) Order
The proposed Substitutions are in furtherance of the exercise, by the Insurance Company Applicants, of rights reserved under the Contracts and disclosed in prospectuses relating thereto. Furthermore, the terms and conditions of the proposed Substitutions are consistent with the principles and purposes of Section 26(c) and do not entail any of the abuses that Section 26(c) is designed to prevent. The proposed Substitutions will not result in the type of costly forced redemption that Section 26(c) was intended to guard against and, for the following reasons, are consistent with the protection of investors and the purposes fairly intended by the 1940 Act:

The Section 26 Applicants agree that any order granting the requested relief will be subject to the following conditions:

1)
The proposed Substitutions will not be effected unless the Insurance Company Applicants determine that: (a) the Contracts allow the substitution of shares of registered open-end investment companies in the manner contemplated by the Application; (b) the proposed Substitutions can be consummated as described in the Application under applicable insurance laws; and (c) any regulatory requirements in each jurisdiction where the Contracts are qualified for sale have been complied with to the extent necessary to complete the proposed Substitutions.

2)
The Insurance Company Applicants or their affiliates will pay all expenses and transaction costs of the proposed Substitutions, including legal and accounting expenses, any applicable brokerage expenses and other fees and expenses. No fees or charges will be assessed to the Contract owners to effect the proposed Substitutions. The proposed Substitutions will not cause the separate account charges currently being paid by Contract owners to be greater after the proposed Substitution than before the proposed Substitution. The charges for optional living benefit riders, of course, may change from time to time and any such changes would be unrelated to the proposed Substitutions.

3)
The proposed Substitutions will be effected at the relative net asset values of the respective shares in conformity with Section 22(c) of the 1940 Act and Rule 22c-1 thereunder without the imposition of any transfer or similar charges by the Section 26 Applicants. The proposed Substitutions will be effected without change in the amount or value of any Contracts held by affected Contract owners.

4)
The proposed Substitutions will in no way alter the tax treatment of affected Contract owners in connection with their Contracts, and no tax liability will arise for affected Contract owners as a result of the proposed Substitutions.

5)	The rights or obligations of the Insurance Company Applicants under the Contracts of affected Contract owners will not be altered in any way.

6)	Affected Contract owners will be permitted to make at least one transfer of Contract value from the Subaccount investing in the Target Fund (before the Substitution Date) or the

Destination Fund (after the Substitution Date) to any other available Investment Option under the Contract without charge for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date. Except as described in any market timing/short-term trading provisions of the relevant prospectus, the Insurance Company Applicants will not exercise any right they may have under the Contract to impose restrictions on transfers between the Subaccounts under the Contracts, including limitations on the future number of transfers, for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date.

7)
All affected Contract owners will be notified, at least 30 days before the Substitution Date about: (a) the intended Substitution of the Target Funds with the Destination Funds; (b) the intended Substitution Date; and (c) information with respect to transfers as set forth in Condition 6 above. In addition, Insurance Company Applicants will deliver to all affected Contract owners, at least 30 days before the Substitution Date, a prospectus for each applicable Destination Fund.

8)
Insurance Company Applicants will deliver to each affected Contract owner within five (5) business days of the Substitution Date a written confirmation which will include: (a) a confirmation that the proposed Substitutions were carried out as previously notified; (b) a restatement of the information set forth in the Supplements; and (c) before and after account values.

9)
The Section 26 Applicants will cause AIM or PIMCO, as applicable, as the investment adviser of each Destination Fund, to enter into a written contract with the applicable Destination Funds, whereby, during the two (2) years following the Substitution Date, the annual net operating expenses of each such Destination Fund will not exceed, on an annualized basis, the annual net operating expenses of any corresponding Target Fund for fiscal year 2016. The Section 26 Applicants further agree that separate account charges for any Contract owner on the Substitution Date will not be increased at any time during the two-year period following the Substitution Date.

C.	Applicable Precedents
The Section 26 Applicants submit that each of the proposed Substitutions is consistent with the protection of investors and the policy and provisions of the 1940 Act and supported by applicable precedent.10

10  See, e.g., Allianz Life Insurance Company of North America, et al., Investment Company Act Release No. 32207 (Aug. 3, 2016) (notice); Investment Company Act Release No. 32242 (Aug. 29, 2016) (order) File No. 812-14580 [hereinafter Allianz Life]; Voya Retirement Insurance and Annuity Company, et al., Investment Company Act Release No. 31552 (Apr. 15, 2015) (notice); Investment Company Act Release No. 31599 (May 12, 2015) (order) File No. 812-14302; Pacific Life Insurance Company et al., Investment Company Act Release No. 31451 (Feb. 11, 2015) (notice); Investment Company Act Release No. 31499 (Mar. 9, 2015) (order) File No. 812-14359; MetLife Insurance Company of Connecticut, et al., Investment Company Act Release No. 31000 (Mar. 31, 2014) (notice); Investment Company Act Release No. 31023 (Apr. 22, 2014) (order) File No. 812-14221; Minnesota Life Insurance Company et al., Investment Company Act Release No. 30999 (Mar. 28, 2014) (notice); Investment Company Act Release No. 31028 (Apr. 24, 2014) (order) File No. 812-14203 [hereinafter Minnesota Life]; Lincoln National Life Insurance Company, et al., Investment Company Act Release No. 30468 (Apr. 18, 2013) (notice); Investment Company Act Release No. 30517 (May 14, 2013) (order) File No. 812-14063; and AXA Equitable Life Insurance Company, et al., Investment Company Act Release No. 30373 (Jan. 31, 2013) (notice); Investment Company Act Release No. 30405 (Feb. 26, 2013) (order) File No. 812-14036.

D.	Request for an Order of Approval
The Section 26 Applicants request an Order of the Commission pursuant to Section 26(c) of the 1940 Act approving the Substitutions on the terms set forth in this Application.  The Section 26 Applicants believe, for all of the reasons stated above, that the Substitutions are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.
IV.	REQUEST FOR AN ORDER OF EXEMPTION UNDER SECTION 17(b)
The Section 17 Applicants respectfully request that the Commission issue an order pursuant to Section 17(b) of the 1940 Act exempting them from the provisions of Section 17(a) of the 1940 Act to the extent necessary to permit them to carry out the In-Kind Transactions.

A.	Applicable Law
Section 17(a)(1) of the 1940 Act prohibits any affiliated person of a registered investment company, or an affiliated person of an affiliated person, acting as principal, from selling any security or other property to such registered investment company.  Section 17(a)(2) of the 1940 Act prohibits any of the persons described above, acting as principal, from purchasing any security or other property from such registered investment company.  Section 2(a)(3) of the 1940 Act defines the term "affiliated person" of another person in relevant part as:
(A) any person directly or indirectly owning, controlling, or holding with power to vote, five per centum or more of the outstanding voting securities of such other person; (B) any person five per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.
The Section 17 Applicants may be considered affiliates of the Destination Funds based upon the definition of "affiliated person" in Section 2(a)(3) of the 1940 Act.  The majority of the Shares of each Destination Fund of the VIP Trust and the FoF Trust are held by the Separate Accounts.  Similarly, more than 5% of the Shares of each Destination Fund of the PIMCO VIT are held by the Separate Accounts.   Because shares held by a separate account of an insurance company are legally owned by the insurance company, Allianz Life and Allianz NY and their affiliates collectively own of record the majority of the Shares of each Destination Fund of the VIP Trust and the FoF Trust, and more than 5% of the Shares of each Destination Fund of the PIMCO VIT.  Further, AIM, an affiliated person of the VIP Trust and the FoF Trust by virtue of Section 2(a)(3)(E) of the 1940 Act, is a wholly owned subsidiary of Allianz Life.  For these reasons, the Destination Funds of the VIP Trust and the FoF Trust are arguably under the control of Allianz Life and Allianz NY notwithstanding the fact that Contract owners may be considered the beneficial owners of those shares held in the Separate Accounts.  Further, PIMCO, which is an affiliated person of the PIMCO VIT by virtue of Section 2(a)(3)(E) of the 1940 Act, is, like Allianz Life and Allianz NY, a wholly owned subsidiary of Allianz SE. For these reasons, the Destination Funds of the PIMCO VIT are arguably under the control of Allianz Life and Allianz NY notwithstanding the fact that Contract owners may be considered the beneficial owners of those shares held in the Separate Accounts. If the Destination Funds are under the control of Allianz Life and Allianz NY, then each of Allianz Life and Allianz NY, or any person controlling Allianz Life and Allianz NY, or any person under common control with Allianz Life and Allianz NY, is an affiliated person of the Destination Funds.  Similarly, if the Destination Funds are under the control of Allianz Life and Allianz NY, then the Destination Funds are affiliated persons of Allianz Life and Allianz NY, and of any persons that control Allianz Life and Allianz NY or are under common control with Allianz Life and Allianz NY.
At the close of business on the Substitution Date, the Insurance Company Applicants will redeem shares of each Target Fund either in-kind or in cash, or a combination thereof, and use the proceeds of such redemptions to purchase shares of the corresponding Destination Fund, with each Subaccount of the applicable Separate Account investing the proceeds of its redemption from the Target Fund in the corresponding Destination Fund.  Thus, the proposed transactions may involve a transfer of portfolio securities by each Target Fund to Allianz Life and Allianz NY.  Immediately thereafter, Allianz Life and Allianz NY would purchase shares of the corresponding Destination Fund with the portfolio securities and/or cash received from the applicable Target Fund.  This aspect of the Substitution may be deemed to involve one or more sales by Allianz Life or Allianz NY of securities or other property to the applicable Destination Fund, and could therefore be viewed as being prohibited by Section 17(a).  Accordingly, the Section 17 Applicants seek relief from Section 17(a) for the in-kind purchases and sales of the Destination Fund shares.11
B. Basis for a Section 17(b) Order

The Section 17 Applicants submit that the terms of the proposed In-Kind Transactions, including the consideration to be paid and received, as described in this Application, are reasonable and fair and do not involve overreaching on the part of any person concerned. The Section 17 Applicants also submit that the proposed In-Kind Transactions are, or will be, consistent with the policies of each of the Target Funds and the Destination Funds involved in such Transactions, as recited in their registration statements and reports filed with the Commission. Finally, the Section 17 Applicants submit that the proposed In-Kind Transactions are consistent with the general purposes of the 1940 Act.

The Commission has previously granted exemptions from Section 17(a), in circumstances substantially identical in all material respects to those presented in this Application, to applicants who have proposed to effect Substitution transactions by redeeming in-kind the shares of the current investment company and purchasing shares of the new substitute investment company by using investment securities of the type that the substitute investment company might otherwise purchase in the ordinary course of business.12 In those instances, the Commission has issued orders pursuant to Section 17(b) of the 1940 Act where the expense of liquidating such investment securities and using the cash proceeds to purchase shares of the substitute investment company would have reduced the value of the investors' ultimate investment in such shares.

11  To the extent the Section 26 Applicants may be deemed to be affiliates of a Target Fund by virtue of their ownership of 5% or more of the Fund's shares, they intend to rely on the position taken by the Commission staff in Signature Financial Group, Inc., SEC Staff No-Action Letter (Dec. 28, 1999) with respect to enforcement of Section 17(a) in the context of in-kind redemptions by affiliates.
12  See, e.g., Allianz Life, supra, note 9; New York Life Insurance and Annuity Corporation, et al., Investment Company Act Release No. 29923 (Jan. 19, 2012) (notice); Investment Company Act Release No. 29947 (Feb. 14, 2012) (order) (File No. 812-13902); and Minnesota Life, supra, note 9.

1. Reasonableness and Fairness and the Absence of Overreaching. The Section 17 Applicants maintain that the terms of the proposed In-Kind Transactions, including the consideration to be paid and received, are reasonable, fair, and do not involve overreaching because: (1) the proposed In-Kind Transactions will not adversely affect or dilute the interests of Contract owners; and (2) the proposed In-Kind Transactions will comply with the conditions set forth in Rule 17a-7 and the 1940 Act, other than the requirement relating to cash consideration, as described below.
The In-Kind Transactions will be effected at the respective net asset values of the Target Fund and the Destination Fund involved, as determined in accordance with the procedures disclosed in their respective registration statements and as required by Rule 22c-1 under the 1940 Act. The In-Kind Transactions will not change the dollar value of any Contract owner's investment in any of the Separate Accounts, the value of any Contract, the accumulation value or other value credited to any Contract, or the death benefit payable under any Contract. Immediately after the proposed In-Kind Transactions, the value of a Separate Account's investment in a Destination Fund will equal the value of its investments in the corresponding Target Fund (together with the value of any pre-existing investments in the Destination Fund) immediately before the In-Kind Transactions.
In addition, the Section 17 Applicants will carry out the In-Kind Transactions in compliance with the conditions of Rule 17a-7, which outline the types of safeguards that parties to such transactions should implement to ensure that the terms of a transaction involving a registered investment company and an affiliated person thereof are fair and reasonable, and that the transaction does not involve overreaching on the part of any person involved in the transaction.
When the Commission initially proposed and adopted Rule 17a-7, it noted that the purpose of the Rule was to eliminate the filing and processing of applications "in circumstances where there appears to be no likelihood that the statutory finding for a specific exemption under Section 17(b) could not be made" by establishing conditions as to the availability of the exemption that are limited "to those situations where the Commission, upon the basis of its experience, considers that there is no likelihood of overreaching of the investment companies participating in the transaction."13 When the Commission amended Rule 17a-7 in 1981 to cover transactions involving non-investment company affiliates, it indicated that such transactions could be reasonable and fair and not involve overreaching if appropriate conditions were imposed on the transaction.14
The Section 17 Applicants respectfully submit that because the proposed In-Kind Transactions would comply in substance with the principal conditions of Rule 17a-7, the Commission should consider the extent to which the In-Kind Transactions would meet these or other similar conditions and issue an order if such conditions would provide the substance of the protections embodied in Rule 17a-7. The Section 17 Applicants will carry out the proposed In-Kind Transactions in conformity with all of the conditions of Rule 17a-7, except that the consideration paid for the securities being purchased or sold will not be entirely cash.
The proposed In-Kind Transactions will be effected based upon the independent current market price of the portfolio securities as specified in paragraph (b) of Rule 17a-7. The proposed In-Kind Transactions will be consistent with the policy of each registered investment company and separate series thereof participating in the In-Kind Transactions, as recited in the relevant registered

13 Investment Company Act Release Nos. 4604 (May 20, 1966) (proposing release) and 4697 (Sept. 8, 1966) (adopting release).
14 Investment Company Act Release No. 11136 (Apr. 21, 1980) (proposing release).

investment companies' registration statements or reports in accordance with paragraph (c) of Rule 17a-7. In addition, the proposed In-Kind Transactions will comply with paragraph (d) of Rule 17a-7 because no brokerage commission, fee, or other remuneration (except for any customary transfer fees) will be paid to any party in connection with the proposed In-Kind Transactions. Moreover, each of the Target and Destination Funds involved will be responsible for compliance with the applicable board oversight and fund governance provisions of paragraphs (e) and (f) of Rule 17a-7. Finally, a written record of the proposed In-Kind Transactions will be maintained and preserved in accordance with paragraph (g) of Rule 17a-7.

Even though the proposed In-Kind Transactions will not comply with the cash consideration requirement of paragraph (a) of Rule 17a-7, the terms of the proposed In-Kind Transactions will offer to the relevant Target and Destination Funds the same degree of protection from overreaching that Rule 17a-7 generally provides in connection with the purchase and sale of securities under that Rule in the ordinary course of business. In particular, the Section 17 Applicants cannot effect the proposed In-Kind Transactions at a price that is disadvantageous to either a Target Fund or a Destination Fund, and the proposed In-Kind Transactions will not occur absent an exemptive order from the Commission. The Section 17 Applicants represent that the In-Kind Transactions will be carried out in compliance with the other conditions of Rule 17a-7.
2. Consistency with the Policy of Each Portfolio Concerned. The proposed redemption of shares of each Target Fund will be consistent with its investment policies, as recited in its current registration statement, because the shares will be redeemed at their net asset value in conformity with Rule 22c-1 under the 1940 Act. Likewise, the proposed sale of shares of each Destination Fund for investment securities will be consistent with its investment policies, as recited in its registration statement, because: (1) the shares will be sold at their net asset value; and (2) the investment securities will be of the type and quality that the Destination Fund could have acquired with the proceeds from the sale of their shares had the shares been sold for cash. To assure the second of these conditions is met, PIMCO, AIM or the applicable Subadviser that will continue to manage the assets that are being transferred to a Destination Fund after certain of the proposed Substitutions will examine the portfolio securities being transferred to the applicable Destination Fund to ensure that they are consistent with that Destination Fund's investment objective and policies and could have been acquired by the Destination Fund in a cash transaction.
3. Consistency with the General Purposes of the 1940 Act. The proposed In-Kind Transactions, as described herein, are consistent with the general purposes of the 1940 Act as stated in the Findings and Declaration of Policy in Section 1 of the 1940 Act. The proposed In-Kind Transactions do not present any conditions or abuses that the 1940 Act was designed to prevent. In particular, Sections 1(b)(2) and 1(b)(3) of the 1940 Act state, among other things, that the national public interest and the interest of investors are adversely affected "when investment companies are organized, operated, managed, or their portfolio securities are selected in the interest of directors, officers, investment advisers, depositors, or other affiliated persons thereof… or in the interest of other investment companies or persons engaged in other lines of business, rather than in the interest of all classes of such companies' security holders;… when investment companies issue securities containing inequitable or discriminatory provisions, or fail to protect the preferences and privileges of the holders of their outstanding securities." As explained above, the terms of the proposed In-Kind Transactions are designed to prevent the abuses described in Sections 1(b)(2) and 1(b)(3) of the 1940 Act.

C. Request for an Order

The Section 17 Applicants respectfully submit that, for all the reasons stated above, the Commission should issue an order pursuant to Section 17(b) of the 1940 Act exempting them from the provisions of Section 17(a) of the 1940 Act to the extent necessary to permit them to carry out the proposed In-Kind Transactions described above. The Section 17 Applicants assert that the terms of the proposed In-Kind Transactions as set forth herein, including the consideration to be paid and received, are reasonable and fair to: (1) each Target Fund and corresponding Destination Fund; and (2) Contract owners. The Section 17 Applicants also assert that the proposed In-Kind Transactions do not involve overreaching on the part of any person concerned. Furthermore, the Section 17 Applicants represent that the proposed In-Kind Transactions are, or will be, consistent with all relevant policies of (1) each Target Fund and corresponding Destination Fund as stated in their respective registration statements and reports filed under the 1940 Act, and (2) the general purposes of the 1940 Act.

V.	CONCLUSION
For the reasons and upon the facts set forth in this Application, the Section 26 Applicants and Section 17 Applicants, respectively, submit that the proposed Substitutions and the related In-Kind Transactions meet the standards of Section 26(c) of the 1940 Act and Section 17(b) of the 1940 Act and respectfully request that the Commission issue an order of approval pursuant to Section 26(c) of the 1940 Act and an order of exemption pursuant to Section 17(b) of the 1940 Act and that such orders be made effective as soon as possible.

VI.	PROCEDURAL MATTERS
1.
Pursuant to Rule 0-2(f) under the 1940 Act, the Section 26 Applicants and the Section 17 Applicants, state that written or oral communications regarding this Application should be directed to individuals and addresses specified on the cover of this Application.

2.	The Section 26 Applicants and Section 17 Applicants, desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.
3.
Statements of Authorization and Verifications required by Rule 0-2(d) with respect to the filing of this Application by the respective Section 26 Applicants and Section 17 Applicants, are attached hereto as Exhibit A.

4.
All requirements of the charter documents of each Section 26 Applicant and each Section 17 Applicant, have been complied with in connection with the execution and filing of this Application and each person signing the Application is fully authorized to do so.

5.
Pursuant to Rule 0-2(c) the Resolutions authorizing the officers of each Section 26 Applicant, and each Section 17 Applicant, to sign and file the Application were previously filed as Exhibits B, C, D and E to the Application filed on December 7, 2016. These resolutions remain in full force and effect.

Appendix A – Availability of the Target Funds Under Contracts
Target Funds
Allianz Account A – Contract Name	Contract Currently Offered	NFJ Dividend Value Portfolio	BlackRock Global Allocation V.I. Fund	Dreyfus VIF Appreciation Portfolio	Fidelity VIP FundsManager 50% Portfolio	Fidelity VIP FundsManager 60% Portfolio	Franklin Founding Funds Allocation VIP Fund	Franklin Income VIP Fund	Franklin Mutual Shares VIP Fund	Franklin Strategic Income VIP Fund
Allianz ValueLife*	No							X	X
USAllianz LifeFund*	No							X	X
Valuemark Life*	No							X	X
Allianz Account B – Contract Name
Allianz Alterity	No		X		X	X	Y	X
Allianz Connections-Legacy	No	X	X		X	X	X	X	X
Allianz Connections-POS	No	X	X		X	X	X	X	X
Allianz Connections-ALIP	Yes	X	X		X	X	X	X	X
Allianz Custom Income*	No						X	X	X
Allianz Elite*	No						X	X	X
Allianz High Five	No		X				X	X	X
Allianz High Five Bonus*	No		X				X	X	X
Allianz High Five L*	No		X				X	X	X
Allianz Retirement Advantage*	No	X	X	X			X	X	X	X
Allianz Retirement Pro	Yes	X	X	X			X	X	X	X
Allianz Rewards	No		X		X	X	Y	X
Allianz Vision-Legacy	No	X	X		X	X	X	X	X
Allianz Vision-POS	No	X	X		X	X	X	X	X
Allianz Vision-ALIP	Yes	X	X		X	X	X	X	X
USAllianz Charter*	No							X	X
USAllianz Charter II*	No							X	X
USAllianz Dimensions*	No							X	X
Valuemark II*	No		X				X	X	X
Valuemark III*	No		X				X	X	X
Valuemark IV*	No		X				X	X	X
Valuemark Income Plus*	No							X	X
Allianz Account C – Contract Name
Allianz Advantage NY*	No		X				X	X	X
Allianz Charter II NY*	No						X	X	X
Allianz High Five NY*	No		X				X	X	X
Allianz Opportunity NY*	No		X				X	X	X
Allianz Retirement Advantage NY*	No	X	X	X			X	X	X	X
Allianz Retirement Pro NY	Yes	X	X	X			X	X	X	X
Allianz Vision NY-Legacy	No	X	X		X	X	X	X	X
Allianz Vision NY-POS	No	X	X		X	X	X	X	X
Allianz Vision NY-PAS	Yes	X	X		X	X	X	X	X
Valuemark II NY*	No		X					X	X
Valuemark IV NY*	No							X	X
* Older Contract which is no longer offered for sale and for which the registration statement is not currently effective.
X indicates that the investment option is available in the Contract
Y indicates that the investment option is "hard closed" in the Contract and not available to new or additional allocations

Target Funds (continued)
Allianz Account A – Contract Name	Contract Currently Offered	Oppenheimer Global Strategic Income Fund/VA	PIMCO All Asset Portfolio	PIMCO Global Bond Portfolio (Unhedged)	PIMCO Global Multi-Asset Managed Allocation Portfolio	PIMCO Unconstrained Bond Portfolio Class	Templeton Global Bond VIP Fund	Templeton Growth VIP Fund
Allianz ValueLife*	No						X	X
USAllianz LifeFund*	No	X						X
Valuemark Life*	No						X	X
Allianz Account B – Contract Name
Allianz Alterity	No	Y	X	X	X	X	X
Allianz Connections-Legacy	No		X	X	X	X	X	X
Allianz Connections-POS	No		X	X	X	X	X	X
Allianz Connections-ALIP	Yes		X	X	X	X	X	X
Allianz Custom Income*	No		X				X	X
Allianz Elite*	No		X	X			X	X
Allianz High Five	No	X	X	X			X	X
Allianz High Five Bonus*	No	X	X	X			X	X
Allianz High Five L*	No	X	X	X			X	X
Allianz Retirement Advantage*	No		X	X	X	X	X	X
Allianz Retirement Pro	Yes		X	X	X	X	X	X
Allianz Rewards	No	Y	X	X	X	X	X
Allianz Vision-Legacy	No		X	X	X	X	X	X
Allianz Vision-POS	No		X	X	X	X	X	X
Allianz Vision-ALIP	Yes		X	X	X	X	X	X
USAllianz Charter*	No	X					X	X
USAllianz Charter II*	No	X	X					X
USAllianz Dimensions*	No	X						X
Valuemark II*	No	X	X	X			X	X
Valuemark III*	No	X	X	X			X	X
Valuemark IV*	No	X	X	X			X	X
Valuemark Income Plus*	No	X	X	X			X	X
Allianz Account C – Contract Name
Allianz Advantage NY*	No	X	X	X	X		X	X
Allianz Charter II NY*	No	X	X	X	X		X	X
Allianz High Five NY*	No	X	X	X			X	X
Allianz Opportunity NY*	No	X	X	X	X		X	X
Allianz Retirement Advantage NY*	No		X	X	X	X	X	X
Allianz Retirement Pro NY	Yes		X	X	X	X	X	X
Allianz Vision NY-Legacy	No		X	X	X	X	X	X
Allianz Vision NY-POS	No		X	X	X	X	X	X
Allianz Vision NY-ALIP	Yes		X	X	X	X	X	X
Valuemark II NY*	No						X	X
Valuemark IV NY*	No	X	X				X	X
* Older Contract which is no longer offered for sale and for which the registration statement is not currently effective.
X indicates that the investment option is available in the Contract
Y indicates that the investment option is "hard closed" in the Contract and not available to new or additional allocations

Appendix B – Fund Objectives, Principal Investment Strategies, and Principal Risks
Proposed Substitution 1
Target Fund	Destination Fund
Fidelity VIP FundsManager 50% Portfolio Service Class 2	AZL Balanced Index Strategy Fund, Class 1
Investment Objective The fund seeks high total return.	Investment Objective The Fund seeks long-term capital appreciation with preservation of capital as an important consideration.
Principal Investment Strategy
Normally investing in a combination of underlying Fidelity® retail and Variable Insurance Products (VIP) funds (underlying Fidelity® funds). Using a target asset allocation among underlying Fidelity® funds of approximately:

• Domestic Equity Funds (35%)
• International Equity Funds (15%)
• Fixed Income Funds (40%)
• Money Market Funds (10%)

Actively managing underlying Fidelity® fund holdings to achieve portfolio characteristics similar to the Fidelity VIP FundsManager 50% Composite Index℠, which is a hypothetical representation of the performance of the asset classes in which the underlying Fidelity funds invest, based on combinations of the following unmanaged indexes: Dow Jones U.S. Total Stock Market Index℠ (equities); MSCI EAFE Index (international equities); Bloomberg Barclays® U.S. Aggregate Bond Index (bonds); and Bloomberg Barclays® U.S. 3 Month Treasury Bellwether Index (short term investments).

Using proprietary fundamental and quantitative fund research, considering factors including fund performance, a fund manager's experience and investment style, and fund characteristics such as expense ratio, asset size, and portfolio turnover to select underlying funds.

Principal Investment Strategy
The Fund is a fund of funds that seeks to achieve its investment objective by investing primarily in a combination of five underlying index funds:

FUND (TARGET ALLOCATION)
• AZL Enhanced Bond Index Fund (50%)
• AZL S&P 500 Index Fund (26%)
• AZL International Index Fund (12.5%)
• AZL Mid Cap Index Fund (7.5%)
• AZL Small Cap Stock Index Fund (4.0%)

The AZL Enhanced Bond Index Fund is a bond index fund, subadvised by BlackRock Financial Management, LLC; the other four underlying funds are equity index funds, subadvised by BlackRock Investment Management, LLC. Therefore, under normal market conditions, the Fund will allocate approximately 50% of its assets in the underlying equity index funds and approximately 50% of its assets in the underlying bond index fund. These target allocations represent the Fund's long-term strategic asset allocation, which is not expected to change under normal market conditions.

The investment results of the underlying funds will vary. As a result, the Manager monitors the actual allocations to the underlying funds daily and periodically adjusts the actual allocations to attempt to achieve the target allocation. Generally, the Manager will seek to maintain the actual fund allocations to target using the cash flows that result from contract holders buying or selling shares in the Fund. However, if cash flows were insufficient to maintain the target allocations, the Manager would then buy or sell underlying funds as necessary to attempt to return the Fund's actual asset allocations to the targets. Generally, the actual allocations will not be more than 10% above or below the targets.

The AZL Enhanced Bond Index Fund under normal circumstances invests in a combination of securities with an overall weighting close to the capitalization weights of the Bloomberg Barclays U.S. Aggregate Bond Index (the

Target Fund	Destination Fund

"Index"). Under normal market conditions, the Fund invests at least 80% of its net assets in investment-grade debt securities (those of medium and high quality) of all types and repurchase agreements for those securities. Further, under normal circumstances, the Fund invests at least 80% of the value of its net assets in securities or other financial instruments that are components of or have economic characteristics similar to the securities included in the Index.

The AZL S&P 500 Index Fund under normal circumstances invests at least 80% of the value of its net assets in the securities of or in a statistically selected sampling of the securities of companies included in the S&P 500 Index or in derivative instruments linked to that Index.

The AZL Mid Cap Index Fund under normal circumstances invests at least 80% of the value of its net assets in a statistically selected sampling of equity securities of companies included in the S&P 400 Index and in derivative instruments linked to the S&P 400 Index, primarily futures contracts.

The AZL Small Cap Stock Index Fund under normal market conditions invests at least 80% of its assets, plus any borrowings for investment purposes, in investments of small-capitalization companies, which for this purpose are companies with market capitalizations (the total market value of a company's outstanding stock) at the time of purchase included in the S&P SmallCap 600 Index.

The AZL International Index Fund under normal circumstances invests at least 80% of the value of its net assets in a statistically selected sampling of equity securities of companies included in the MSCI EAFE Index and in derivative instruments linked to the MSCI EAFE Index, primarily futures contracts.

Principal Risks
Investing in Other Funds. The fund bears all risks of investment strategies employed by the underlying funds, including the risk that the underlying funds will not meet their investment objectives.
Stock Market Volatility. Stock markets are volatile and can decline significantly in response to adverse issuer, political, regulatory, market, or economic developments. Different parts of the market, including different market sectors, and different types of securities can react differently to these developments.
Interest Rate Changes. Interest rate increases can cause

Principal Risks
The following is a summary of the principal risks to which the Fund's portfolio as a whole is subject. If changes occur in a Fund's portfolio holdings, the extent to which the portfolio is subject to each of these risks may also change.
• Allocation Risk – The risk associated with the Manager's decisions regarding how the Fund's assets should be allocated among the various underlying funds, which could cause the Fund to underperform other funds with similar investment objectives. There can be no guarantee that investment decisions made by the Manager will produce the desired results. Further, because the

Target Fund	Destination Fund
the price of a debt or money market security to decrease.
Foreign Exposure. Foreign markets, particularly emerging markets, can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market, or economic developments and can perform differently from the U.S. market. Emerging markets can be subject to greater social, economic, regulatory, and political uncertainties and can be extremely volatile. Foreign exchange rates also can be extremely volatile.
Geographic Exposure. Social, political, and economic conditions and changes in regulatory, tax, or economic policy in a country or region could significantly affect the market in that country or region.
Industry Exposure. Market conditions, interest rates, and economic, regulatory, or financial developments could significantly affect a single industry or group of related industries.
Prepayment. The ability of an issuer of a debt security to repay principal prior to a security's maturity can cause greater price volatility if interest rates change.
Issuer Specific Changes. The value of an individual security or particular type of security can be more volatile than, and can perform differently from, the market as a whole. A decline in the credit quality of an issuer or a provider of credit support or a maturity shortening structure for a security can cause the price of a security to decrease. Lower quality debt securities (those of less than investment grade quality, also referred to as high yield debt securities or junk bonds) and certain types of other securities involve greater risk of default or price changes due to changes in the credit quality of the issuer. The value of lower quality debt securities and certain types of other securities can be more volatile due to increased sensitivity to adverse issuer, political, regulatory, market, or economic developments and can be difficult to resell.
Leverage Risk. Leverage can increase market exposure, magnify investment risks, and cause losses to be realized more quickly.
Commodity Linked Investing. The value of commodities and commodity linked investments may be affected by the performance of the overall commodities markets as well as weather, political, tax, and other regulatory and market developments. Commodity linked investments may be more volatile and less liquid than the underlying commodity, instruments, or measures.

Manager has limited discretion to change the underlying fund allocations under normal market conditions, the Fund might underperform comparable funds of funds for which the fund's manager has discretion to adjust allocations to underlying funds.
• Fund of Funds Risk – The Fund, as a shareholder of the underlying funds, indirectly bears its proportionate share of any investment management fees and other expenses of the underlying funds. Further due to the fees and expenses paid by the Fund, as well as small variations in the Fund's actual allocations to the underlying funds and any cash held in the Fund's portfolio, the performance and income distributions of the Fund will not be the same as the performance and income distributions of the underlying funds allocated according to the target allocations described here.

In addition, the Fund bears the investment risks of the investments of the underlying funds. The principal risks of the underlying funds are:
• Market Risk – The market value of portfolio securities may go up or down, sometimes rapidly and unpredictably.
• Issuer Risk – The value of a security may decline for a number of reasons directly related to the issuer of the security.
• Index Fund Risk – The underlying funds generally do not attempt to manage market volatility or reduce the effects of poor performance. In addition, factors such as fund expenses, selection of a representative portfolio, changes in the composition of the index, or the timing of purchases or redemptions of fund shares may affect the correlation between the performance of the index and the fund's performance.
• Capitalization Risk – Investing in small- to mid-sized companies creates risk because smaller companies may have unpredictable or limited earnings, and their securities may be less liquid or experience more volatile prices than those of large companies.
• Foreign Risk – Investing in the securities of non-U.S. issuers involves a number of risks, such as fluctuations in currency values, adverse political, social or economic developments, and differences in social and economic developments or policies.
• Depositary Receipt Risk – Depositary receipts involve many of the same risks as those associated with direct investment in foreign securities.
• Currency Risk – Investing in securities that trade in and receive revenues in foreign currencies creates risk because foreign currencies may decline relative

Target Fund	Destination Fund

to the U.S. dollar, resulting in a potential loss to the fund. In the case of hedging positions, the U.S. dollar may decline in value relative to the currency that has been hedged.
• Interest Rate Risk – Debt securities held by a fund may decline in value due to rising interest rates. Interest rates in the U.S. recently have been at, or near, historic lows, which may increase the fund's exposure to risks related to rising rates.
• Credit Risk – The failure of the issuer of a debt security to pay interest or repay principal in a timely manner may have an adverse impact on a fund's earnings.
• Income Risk – Falling interest rates may cause a fund's income to decline.
• Call Risk – If interest rates fall, issuers of callable debt securities are more likely to prepay prior to the maturity date. A fund may not be able to reinvest the proceeds from the prepayment in investments that will generate the same level of income.
• Extension Risk – If interest rates rise, debt securities may be paid in full more slowly than anticipated.
• Derivatives Risk – Certain underlying funds may invest in derivative instruments, which involves risks that may be different from or greater than the risks associated with investing directly in securities or other traditional investments.
• Leveraging Risk – Certain underlying funds may engage in certain kinds of transactions, including the use of derivatives, that may give rise to a form of leverage. The use of leverage may require a fund to liquidate a portfolio position at a disadvantageous time or may exaggerate the effect of any increase or decrease in the value of the fund's portfolio securities.
• Liquidity Risk – An investment that is difficult to purchase or sell may have an adverse effect on the fund's returns.
• Mortgage-Related and Other Asset-Backed Risk – Investing in mortgage-related or other asset-backed securities involves a variety of risks associated with the credit markets, such as rising or falling interest rates, increases in the rate of defaults or prepayments, and the quality of the pool of mortgages (subprime risk) or other assets that back the security.
• Portfolio Turnover – Certain underlying funds may trade portfolio securities frequently, which could result in higher transaction costs and could adversely affect the fund's performance.
• Private Placed Securities Risk – Certain underlying funds may invest in privately placed securities, which are subject to resale restrictions.

Target Fund	Destination Fund

• Repurchase Agreements and Purchase and Sale Contracts Risk – If the other party to a repurchase agreement or purchase and sale contract defaults on its obligation under the agreement, a fund may suffer delays and incur costs or lose money in exercising its rights under the agreement. If the seller fails to repurchase the security in ether situation and the market value of the security declines, the fund may lose money.
• Sovereign Debt Risk – Sovereign debt instruments are subject to the risk that a governmental entity may delay or refuse to pay interest or repay principal on its sovereign debt, due, for example, to cash flow problems, insufficient foreign currency reserves, political considerations, the relative size of the governmental entity's debt position in relation to the economy or the failure to put in place economic reforms required by the International Monetary Fund or other multilateral agencies.
• U.S. Government Obligations Risk – Certain securities in which an underlying fund may invest, including securities issued by certain government agencies and government sponsored enterprises, are not guaranteed by the U.S. Government or supported by the full faith and credit of the United States.
• Focused Investments Risk – Certain underlying funds may invest in a relatively small number of issuers, industries, or regions which involves added risk. Changes in the value of a single security or a single economic, political, or regulatory event may have a large impact on the value of the fund's portfolio.

Proposed Substitution 2
Target Fund	Destination Fund
Oppenheimer Global Strategic Income Fund/VA, Non-Service Class	AZL DFA Five-Year Global Fixed Income Fund, Class 1
Investment Objective The Fund seeks total return.
Investment Objective

The Fund seeks to provide a market rate of return for a fixed income portfolio with low relative volatility of returns, and seeks to focus the eligible universe on securities with relatively less expected upward or downward movement in market value.

Principal Investment Strategy
The Fund invests mainly in debt securities in three market sectors: Foreign governments and issuers, U.S. government securities, and lower grade, high yield securities of U.S. and foreign issuers (commonly referred to as "junk bonds"). A debt security is a security representing money borrowed by the issuer that must be repaid. The terms of a debt security specify the amount of principal, the interest rate or discount, and the time or times at which payments are due.
Under normal market conditions, the Fund invests in each of the three market sectors. However, the Fund is not required to invest in all three sectors at all times, and the amount of its assets in each of the three sectors will vary over time. The Fund can invest up to 100% of its assets in any one sector at any time, if the Fund's portfolio managers believe that it offers the best investment opportunity. Under normal market conditions, the Fund will invest a substantial portion of its assets in a number of different countries, including the U.S. The Fund is not required to allocate its investments in any set percentages in any particular countries. The Fund may also invest in securities outside of these three market sectors, as further described in the prospectus and the Fund's Statement of Additional Information.
The Fund's foreign investments may include debt securities issued by foreign governments or companies in both developed markets and emerging markets. The Fund has no limitations regarding the range of maturities of the debt securities it can buy or the market capitalization of the issuers of those securities.
The Fund's debt investments typically include: U.S. and foreign government bonds and notes, collateralized mortgage obligations (CMOs) and other mortgage-related securities, domestic and foreign corporate debt obligations, "structured" notes, "zero coupon" and

Principal Investment Strategy
The Fund seeks to achieve its investment objective by generally investing in a universe of U.S. and foreign debt securities maturing in five years or less. The Fund primarily invests in obligations issued or guaranteed by the U.S. and foreign governments, their agencies and instrumentalities, corporate debt obligations, bank obligations, commercial paper, repurchase agreements, obligations of other domestic and foreign issuers, securities of domestic or foreign issuers denominated in U.S. dollars but not trading in the United States, and obligations of supranational organizations. At the present time, the subadviser of the Fund expects that most investments will be made in the obligations of issuers which are in developed countries. The fixed income securities in which the Fund invests are considered investment grade at the time of purchase. Under normal market conditions, the Fund intends to invest its assets to gain exposure to issuers of at least three different countries, one of which may be the United States. An issuer may be considered to be of a country if it is organized, has the majority of its assets, or derives a majority of its operating income in that country. As a non-fundamental policy, under normal circumstances, the Fund will invest at least 80% of its net assets in fixed income securities that mature within five years from the date of settlement.

It is the policy of the Fund that the dollar-weighted average length of maturity of investments will not exceed five years. In making purchase decisions, if the anticipated maturity risk premium is greater for longer-term securities in the eligible maturity range, the Fund will focus investment in that longer-term area, otherwise, the Fund will focus investment in the short-term range of the eligible maturity range. However, investments may be made in obligations maturing in a shorter time period (from overnight, to up to five years from the date of settlement). The Fund is authorized to

Target Fund	Destination Fund
"stripped" securities, participation interests in loans, investments in loan pools and asset-backed securities. The Fund normally invests a substantial amount of its assets in lower-grade, high-yield debt securities, and can do so without limit.
The Fund can invest in investment grade or lower-grade, high-yield debt securities. "Investment grade" debt securities are rated in one of the top four rating categories by nationally recognized statistical rating organizations such as Moody's Investors Service or S&P Global Ratings. The Fund may also invest in unrated securities, in which case the Fund's Sub-Adviser, OppenheimerFunds, Inc., may internally assign ratings to certain of those securities, after assessing their credit quality, in investment-grade or below-investment-grade categories similar to those of nationally recognized statistical rating organizations. There can be no assurance, nor is it intended, that the Sub-Adviser's credit analysis is consistent or comparable with the credit analysis process used by a nationally recognized statistical rating organization.
The Fund may also use certain types of derivative instruments for investment purposes or for hedging, including: options, futures, forward contracts, swaps, certain mortgage-related securities, "structured" notes, and event-linked bonds.
The Fund actively manages foreign currency exposure to seek to reduce risk and enhance return. To do so, the Fund may invest in foreign exchange derivatives, including forwards and options that reference foreign currencies, including currencies of developing and emerging market countries.
The portfolio managers analyze the overall investment opportunities and risks among the three market sectors in which the Fund invests and seek to moderate the special risks of investing in lower-grade, high-yield debt instruments and foreign securities by building a broadly diversified portfolio. The Fund's diversification strategies are intended to help reduce share price volatility while seeking current income. The portfolio managers currently focus on securities offering a balance of income and total return, securities whose market prices tend to move in different directions (to seek overall portfolio diversification), and relative values among the three market sectors in which the Fund invests. These factors may vary in particular cases and may change over time.
The Fund may sell securities that the portfolio managers believe are no longer favorable based on these factors.
The Fund has established a Cayman Islands exempted company that is wholly-owned and controlled by the invest more than 25% of its total assets in U.S. Treasury bonds, bills and notes and obligations of federal agencies and instrumentalities.

The subadviser will consider factors such as maturity, credit, anticipated transaction costs and market conditions when deciding whether to sell a security. Changes in anticipated maturity risk premium, including whether other investments present a more favorable anticipated maturity risk premium, may cause the portfolio to sell securities. If a security which was investment grade at the time of purchase subsequently is downgraded to below investment grade, the subadviser may, but is not required to, sell the security. The term "maturity risk premium" means the anticipated relative return on investment for holding securities having longer-term maturities as compared to securities having shorter-term maturities.

Because many of the Fund's investments will be denominated in foreign currencies, the Fund may also enter into forward foreign currency contracts to attempt to protect against uncertainty in the level of future foreign currency rates, to hedge against fluctuations in currency exchange rates or to transfer balances from one currency to another. In regard to currency hedging, it is generally not possible to precisely match the foreign currency exposure of such forward foreign currency contracts to the value of the securities involved due to fluctuations in the market values of such securities and cash flows into and out of the Fund between the date a forward foreign currency contract is entered into and the date it expires. The Fund does not intend to use derivatives for purposes of speculation or leveraging investment returns. The Fund may engage in frequent trading of portfolio securities and may have a high portfolio turnover rate. The rate of portfolio turnover will depend upon market and other conditions; it will not be a limiting factor when management believes that portfolio changes are appropriate.

Target Fund	Destination Fund
Fund (the "Subsidiary"). The Fund may invest up to 25% of its total assets in the Subsidiary. The Subsidiary invests primarily in Regulation S securities. Regulation S securities are securities of U.S. and non-U.S. issuers that are issued through private offerings without registration with the Securities and Exchange Commission pursuant to Regulation S under the Securities Act of 1933. The Fund applies its investment restrictions and compliance policies and procedures, on a look-through basis, to the Subsidiary. Since the Fund may invest a substantial portion of its assets in the Subsidiary, which may hold certain of the investments described in this prospectus, the Fund may be considered to be investing indirectly in those investments through its Subsidiary. Therefore, references in this prospectus to investments by the Fund also may be deemed to include the Fund's indirect investments through the Subsidiary.

Principal Risks
The price of the Fund's shares can go up and down substantially. The value of the Fund's investments may change because of broad changes in the markets in which the Fund invests or because of poor investment selection, which could cause the Fund to underperform other funds with similar investment objectives. There is no assurance that the Fund will achieve its investment objective. When you redeem your shares, they may be worth less than what you paid for them.
These risks mean that you can lose money by investing in the Fund.
Risks of Investing in Debt Securities. Debt securities may be subject to interest rate risk, duration risk, credit risk, credit spread risk, extension risk, reinvestment risk, prepayment risk and event risk. Interest rate risk is the risk that when prevailing interest rates fall, the values of already issued debt securities generally rise; and when prevailing interest rates rise, the values of already issued debt securities generally fall, and they may be worth less than the amount the Fund paid for them. When interest rates change, the values of longer term debt securities usually change more than the values of  shorter term debt securities. Risks associated with rising interest rates are heightened given that interest rates in the U.S. are at, or near, historic lows. Duration risk is the risk that longer duration debt securities will be more volatile and more likely to decline in price in a rising interest rate environment than shorter duration debt securities. Credit risk is the risk that the issuer of a security might not make interest and principal payments on the security as they become due. If an issuer fails to pay interest or repay principal, the Fund's income or share value might

Principal Risks
Market Risk The market value of portfolio securities may go up or down, sometimes rapidly and unpredictably.

Issuer Risk The value of a security may decline for a number of reasons directly related to the issuer of the security.

Selection Risk There can be no guarantee that investment decisions made for the fund will produce the desired results.

Derivatives Risk Investing in derivative instruments involves risks that may be different from or greater than the risks associated with investing directly in securities or other traditional investments. Derivatives are subject to a number of other risks, such as liquidity risk, interest rate risk, market risk, credit risk, and selection risk. Derivatives also involve the risk of mispricing or improper valuation and the risk that changes in the value may not correlate perfectly with the underlying asset, rate, or index. Using derivatives may result in losses, possibly in excess of the principal amount invested.

Credit Risk The failure of the issuer of a debt security to pay interest or repay principal in a timely manner may have an adverse impact on the Fund's earnings.

Liquidity Risk An investment that is difficult to purchase or sell may have an adverse effect on the Fund's returns.

Foreign Risk Investing in the securities of non-U.S. issuers involves a number of risks, such as fluctuations

Target Fund	Destination Fund
be reduced. Adverse news about an issuer or a downgrade in an issuer's credit rating, for any reason, can also reduce the market value of the issuer's securities. "Credit spread" is the difference in yield between securities that is due to differences in their credit quality. There is a risk that credit spreads may increase when the market expects lower grade bonds to default more frequently. Widening credit spreads may quickly reduce the market values of the Fund's lower rated and unrated securities. Some unrated securities may not have an active trading market or may trade less actively than rated securities, which means that the Fund might have difficulty selling them promptly at an acceptable price. Extension risk is the risk that an increase in interest rates could cause principal payments on a debt security to be repaid at a slower rate than expected. Extension risk is particularly prevalent for a callable security where an increase in interest rates could result in the issuer of that security choosing not to redeem the security as anticipated on the security's call date. Such a decision by the issuer could have the effect of lengthening the debt security's expected maturity, making it more vulnerable to interest rate risk and reducing its market value. Reinvestment risk is the risk that when interest rates fall the Fund may be required to reinvest the proceeds from a security's sale or redemption at a lower interest rate. Callable bonds are generally subject to greater reinvestment risk than noncallable bonds. Prepayment risk is the risk that the issuer may redeem the security prior to the expected maturity or that borrowers may repay the loans that underlie these securities more quickly than expected, thereby causing the issuer of the security to repay the principal prior to the expected maturity. The Fund may need to reinvest the proceeds at a lower interest rate, reducing its income. Event risk is the risk that an issuer could be subject to an event, such as a buyout or debt restructuring, that interferes with its ability to make timely interest and principal payments and cause the value of its debt securities to fall.
Fixed Income Market Risks. The fixed income securities market can be susceptible to increases in volatility and decreases in liquidity. Liquidity may decline unpredictably in response to overall economic conditions or credit tightening. During times of reduced market liquidity, the Fund may not be able to readily sell bonds at the prices at which they are carried on the Fund's books and could experience a loss. If the Fund needed to sell large blocks of bonds to meet shareholder redemption requests or to raise cash, those sales could further reduce the bonds' prices, particularly for lower in currency values, adverse political, social or economic developments, and differences in social and economic developments or policies.

Currency Risk Investing in securities that trade in and receive revenues in foreign currencies creates risk because foreign currencies may decline relative to the U.S. dollar, resulting in a potential loss to the Fund.

Interest Rate Risk Debt securities held by the Fund may decline in value due to rising interest rates. Interest rates are at, or near, historic lows, which may increase the Fund's exposure to risks related to rising rates.

Income Risk Falling interest rates may cause the Fund's income to decline.

Portfolio Turnover The Fund may trade its portfolio securities frequently, which could result in higher transaction costs and could adversely affect the Fund's performance.

Sovereign Debt Risk Sovereign debt instruments are subject to the risk that a governmental entity may delay or refuse to pay interest or repay principal on its sovereign debt, due, for example, to cash flow problems, insufficient foreign currency reserves, political considerations, the relative size of the governmental entity's debt position in relation to the economy or the failure to put in place economic reforms required by the International Monetary Fund or other multilateral agencies.

Target Fund	Destination Fund
rated and unrated securities. An unexpected increase in redemptions by Fund shareholders, which may be triggered by general market turmoil or an increase in interest rates, could cause the Fund to sell its holdings at a loss or at undesirable prices. Economic and other market developments can adversely affect fixed income securities markets in the United States, Europe and elsewhere. At times, participants in debt securities markets may develop concerns about the ability of certain issuers of debt securities to make timely principal and interest payments, or they may develop concerns about the ability of financial institutions that make markets in certain debt securities to facilitate an orderly market. Those concerns may impact the market price or value of those debt securities and may cause increased volatility in those debt securities or debt securities markets. Under some circumstances, as was the case during the latter half of 2008 and early 2009, those concerns may cause reduced liquidity in certain debt securities markets, reducing the willingness of some lenders to extend credit, and making it more difficult for borrowers to obtain financing on attractive terms (or at all). A lack of liquidity or other adverse credit market conditions may hamper the Fund's ability to sell the debt securities in which it invests or to find and purchase suitable debt instruments.
Risks of Below Investment Grade Securities. Below investment grade debt securities (also referred to as "junk" bonds), whether rated or unrated, may be subject to greater price fluctuations than investment grade securities, increased credit risk and a greater risk that the issuer might not be able to pay interest and principal when due, especially during times of weakening economic conditions or rising interest rates. The market for below investment grade securities may be less liquid and therefore these securities may be harder to value or sell at an acceptable price, especially during times of market volatility or decline. Because the Fund can invest without limit in below investment grade securities, the Fund's credit risks are greater than those of funds that buy only investment grade securities. Credit rating downgrades of a single issuer or related similar issuers whose securities the Fund holds in significant amounts could substantially and unexpectedly increase the Fund's exposure to below investment grade securities and the risks associated with them, especially liquidity and default risk.
Risks of Mortgage Related Securities. The Fund can buy interests in pools of residential or commercial mortgages in the form of "pass through" mortgage

Target Fund	Destination Fund
securities. They may be issued or guaranteed by the U.S. government, or its agencies and instrumentalities, or by private issuers. Mortgage related securities issued by private issuers are not U.S. government securities, and are subject to greater credit risks than mortgage related securities that are U.S. government securities. Private issuer mortgage backed securities are also subject to interest rate risk, and the market for private issuer mortgage backed securities may be volatile at times and may be less liquid than the markets for other types of securities. In addition, a substantial portion of the Fund's assets may be subject to "forward roll" transactions (also referred to as "mortgage dollar rolls") at any given time, which subject the Fund to the risk that market value of the mortgage related securities involved might decline, and that the counterparty might default in its obligations.
Sector Allocation Risk. In allocating investments among its three principal market sectors, the Fund seeks to take advantage of the potential lack of performance correlation between those sectors. There is the risk that the evaluations regarding the sectors' relative performance may be incorrect and those sectors may all perform in a similar manner under certain market conditions.
Risks of Foreign Investing. Foreign securities are subject to special risks. Securities traded in foreign markets may be less liquid and more volatile than those traded in U.S. markets. Foreign issuers are usually not subject to the same accounting and disclosure requirements that U.S. companies are subject to, which may make it difficult for the Fund to evaluate a foreign company's operations or financial condition. A change in the value of a foreign currency against the U.S. dollar will result in a change in the U.S. dollar value of investments denominated in that foreign currency and in the value of any income or distributions the Fund may receive on those investments. The value of foreign investments may be affected by exchange control regulations, foreign taxes, higher transaction and other costs, delays in the settlement of transactions, changes in economic or monetary policy in the United States or abroad, expropriation or nationalization of a company's assets, or other political and economic factors. In addition, due to the interrelationship of global economies and financial markets, changes in political and economic factors in one country or region could adversely affect conditions in another country or region. Investments in foreign securities may also expose the Fund to time zone arbitrage risk. Foreign securities may trade on weekends or other days when the Fund does not

Target Fund	Destination Fund
price its shares. As a result, the value of the Fund's net assets may change on days when you will not be able to purchase or redeem the Fund's shares. At times, the Fund may emphasize investments in a particular country or region and may be subject to greater risks from adverse events that occur in that country or region. Foreign securities and foreign currencies held in foreign banks and securities depositories may be subject to only limited or no regulatory oversight.
Risks of Developing and Emerging Markets. Investments in developing and emerging markets are subject to all the risks associated with foreign investing, however, these risks may be magnified in developing and emerging markets. Developing or emerging market countries may have less well-developed securities markets and exchanges that may be substantially less liquid than those of more developed markets. Settlement procedures in developing or emerging markets may differ from those of more established securities markets, and settlement delays may result in the inability to invest assets or to dispose of portfolio securities in a timely manner. Securities prices in developing or emerging markets may be significantly more volatile than is the case in more developed nations of the world, and governments of developing or emerging market countries may also be more unstable than the governments of more developed countries. Such countries' economies may be more dependent on relatively few industries or investors that may be highly vulnerable to local and global changes. Developing or emerging market countries also may be subject to social, political or economic instability. The value of developing or emerging market countries' currencies may fluctuate more than the currencies of countries with more mature markets. Investments in developing or emerging market countries may be subject to greater risks of government restrictions, including confiscatory taxation, expropriation or nationalization of a company's assets, restrictions on foreign ownership of local companies, restrictions on withdrawing assets from the country, protectionist measures, and practices such as share blocking. In addition, the ability of foreign entities to participate in privatization programs of certain developing or emerging market countries may be limited by local law. Investments in securities of issuers in developing or emerging market countries may be considered speculative.
Eurozone Investment Risks. Certain of the regions in which the Fund invests, including the European Union (EU), currently experience significant financial

Target Fund	Destination Fund
difficulties. Following the recent global economic crisis, some of these countries have depended on, and may continue to be dependent on, the assistance from others such as the European Central Bank (ECB) or other governments or institutions, and failure to implement reforms as a condition of assistance could have a significant adverse effect on the value of investments in those and other European countries. In addition, countries that have adopted the euro are subject to fiscal and monetary controls that could limit the ability to implement their own economic policies, and could voluntarily abandon, or be forced out of, the euro. Such events could impact the market values of Eurozone and various other securities and currencies, cause redenomination of certain securities into less valuable local currencies, and create more volatile and illiquid markets.
Risks of Sovereign Debt. Sovereign debt instruments are subject to the risk that a governmental entity may delay or refuse, or otherwise be unable, to pay interest or repay principal on its sovereign debt. If a governmental entity defaults, it may ask for more time in which to pay or for further loans. There is no legal process for collecting sovereign debt that a government does not pay nor are there bankruptcy proceedings through which all or part of such sovereign debt may be collected. A restructuring or default of sovereign debt may also cause additional impacts to the financial markets, such as downgrades to credit ratings, a flight to quality debt instruments, disruptions in common trading markets or unions, reduced liquidity, increased volatility, and heightened financial sector, foreign securities and currency risk, among others.
Risks of Derivative Investments. Derivatives may involve significant risks. Derivatives may be more volatile than other types of investments, may require the payment of premiums, may increase portfolio turnover, may be illiquid, and may not perform as expected. Derivatives are subject to counterparty risk and the Fund may lose money on a derivative investment if the issuer or counterparty fails to pay the amount due. Some derivatives have the potential for unlimited loss, regardless of the size of the Fund's initial investment. As a result of these risks, the Fund could realize little or no income or lose money from its investment, or a hedge might be unsuccessful. In addition, under new rules enacted and currently being implemented under financial reform legislation, certain over-the-counter derivatives are (or soon will be) required to be executed on a regulated market and/or cleared through a clearinghouse.

Target Fund	Destination Fund
It is unclear how these regulatory changes will affect counterparty risk, and entering into a derivative transaction with a clearinghouse may entail further risks and costs.
Risks Of Investments In The Fund's Wholly-Owned Subsidiary. The Subsidiary is not registered under the Investment Company Act of 1940 and is not subject to its investor protections (except as otherwise noted in this prospectus). As an investor in the Subsidiary, the Fund does not have all of the protections offered to investors by the Investment Company Act of 1940. However, the Subsidiary is wholly-owned and controlled by the Fund and managed by the Manager and the Sub- Adviser. Therefore, the Fund's ownership and control of the Subsidiary make it unlikely that the Subsidiary would take actions contrary to the interests of the Fund or its shareholders.
Changes in the laws of the Cayman Islands (where the Subsidiary is organized) could prevent the Subsidiary from operating as described in this prospectus and could negatively affect the Fund and its shareholders. For example, the Cayman Islands currently does not impose certain taxes on exempted companies like the Subsidiary, including income and capital gains tax, among others. If Cayman Islands laws were changed to require such entities to pay Cayman Islands taxes, the investment returns of the Fund would likely decrease.
Risks of Investing in Regulation S Securities. Regulation S securities may be less liquid than publicly traded securities and may not be subject to the disclosure and other investor protection requirements that would be applicable if they were publicly traded. Accordingly, Regulation S securities may involve a high degree of business and financial risk and may result in substantial losses.
Risks of Senior Loans and Other Loans. The Fund may invest in loans, and in particular, in floating rate loans (sometimes referred to as "adjustable rate loans") that hold (or in the judgment of the investment adviser, hold) a senior position in the capital structure of U.S. and foreign corporations, partnerships or other business entities that, under normal circumstances, allow them to have priority of claim ahead of (or at least as high as) other obligations of a borrower in the event of liquidation. These investments are referred to as "Senior Loans." Loans may be collateralized or uncollateralized. They typically pay interest at rates that are reset periodically based on a reference benchmark that reflects current interest rates, plus a margin or premium. In

Target Fund	Destination Fund
addition to the risks typically associated with debt securities, such as credit and interest rate risk, senior loans are also subject to the risk that a court could subordinate a senior loan, which typically holds a senior position in the capital structure of a borrower, to presently existing or future indebtedness or take other action detrimental to the holders of senior loans. Loans usually have mandatory and optional prepayment provisions. If a borrower prepays a loan, the Fund will have to reinvest the proceeds in other loans or financial assets that may pay lower rates of return.
Loans are subject to the risk that the value of the collateral, if any, securing a loan may decline, be insufficient to meet the obligations of the borrower, or be difficult to liquidate. In the event of a default, the Fund may have difficulty collecting on any collateral and would not have the ability to collect on any collateral for an uncollateralized loan. In addition, the lenders' security interest or their enforcement of their security under the loan agreement may be found by a court to be invalid or the collateral may be used to pay other outstanding obligations of the borrower. The Fund's access to collateral, if any, may be limited by bankruptcy, other insolvency laws, or by the type of loan the Fund has purchased. As a result, a collateralized loan may not be fully collateralized and can decline significantly in value.
Loan investments are often issued in connection with highly leveraged transactions. Such transactions include leveraged buyout loans, leveraged recapitalization loans, and other types of acquisition financing. These obligations are subject to greater credit risks than other investments including a greater possibility that the borrower may default or enter bankruptcy.
Due to restrictions on transfers in loan agreements and the nature of the private syndication of loans including, for example, the lack of publicly-available information, some loans are not as easily purchased or sold as publicly-traded securities. Some loans are illiquid, which may make it difficult for the Fund to value them or dispose of them at an acceptable price when it wants to. The market price of investments in floating rate loans are expected to be less affected by changes in interest rates than fixed-rate investments because floating rate loans pay a floating rate of interest that will fluctuate as market interests rates do and therefore should more closely track market movements in interest rates.
Compared to securities and to certain other types of financial assets, purchases and sales of loans take

Target Fund	Destination Fund
relatively longer to settle. This extended settlement process can (i) increase the counterparty credit risk borne by the Fund; (ii) leave the Fund unable to timely vote, or otherwise act with respect to, loans it has agreed to purchase; (iii) delay the Fund from realizing the proceeds of a sale of a loan; (iv) inhibit the Fund's ability to re-sell a loan that it has agreed to purchase if conditions change (leaving the Fund more exposed to price fluctuations); (v) prevent the Fund from timely collecting principal and interest payments; and (vi) expose the Fund to adverse tax or regulatory consequences.
To the extent the extended loan settlement process gives rise to short-term liquidity needs, such as the need to satisfy redemption requests, the Fund may hold cash, sell investments or temporarily borrow from banks or other lenders.
If the Fund invests in a loan via a participation, the Fund will be exposed to the ongoing counterparty risk of the entity providing exposure to the loan (and, in certain circumstances, such entity's credit risk), in addition to the exposure the Fund has to the creditworthiness of the borrower.
In certain circumstances, loans may not be deemed to be securities, and in the event of fraud or misrepresentation by a borrower or an arranger, lenders will not have the protection of the anti-fraud provisions of the federal securities laws, as would be the case for bonds or stocks. Instead, in such cases, lenders generally rely on the contractual provisions in the loan agreement itself, and common-law fraud protections under applicable state law.

Proposed Substitution 3
Target Fund	Destination Fund
Templeton Global Bond VIP Fund, Class 1 Templeton Global Bond VIP Fund, Class 2	AZL DFA Five-Year Global Fixed Income Fund, Class 1 AZL DFA Five-Year Global Fixed Income Fund, Class 2
Investment Objective High current income, consistent with preservation of capital. Capital appreciation is a secondary consideration.
Investment Objective

The Fund seeks to provide a market rate of return for a fixed income portfolio with low relative volatility of returns, and seeks to focus the eligible universe on securities with relatively less expected upward or downward movement in market value.

Principal Investment Strategy
Under normal market conditions, the Fund invests at least 80% of its net assets in "bonds." Bonds include debt securities of any maturity, such as bonds, notes, bills and debentures. The Fund invests predominantly in bonds issued by governments, government-related entities and government agencies located around the world. Bonds may be denominated and issued in the local currency or another currency. The Fund may also invest in securities or structured products that are linked to or derive their value from another security, asset or currency of any nation. Under normal market conditions, the Fund expects to invest at least 40% of its net assets in foreign securities, and may invest without limit in emerging or developing markets.

Although the Fund may buy bonds rated in any category, it focuses on "investment grade" bonds. These are issues rated in the top four rating categories by at least one independent rating agency, such as Standard & Poor's (S&P®) or Moody's Investors Service (Moody's) or, if unrated, determined by the Fund's investment manager to be of comparable quality. The Fund may invest up to 25% of its total assets in bonds that are rated below investment grade or, if unrated, determined by the investment manager to be of comparable quality. Generally, lower rated securities pay higher yields than more highly rated securities to compensate investors for the higher risk. The Fund may invest in debt securities of any maturity, and the average maturity of debt securities in the Fund's portfolio will fluctuate depending on the investment manager's outlook on changing market, economic and political conditions.

The Fund is a "non-diversified" fund, which means it generally invests a greater portion of its assets in the

Principal Investment Strategy

The Fund seeks to achieve its investment objective by generally investing in a universe of U.S. and foreign debt securities maturing in five years or less. The Fund primarily invests in obligations issued or guaranteed by the U.S. and foreign governments, their agencies and instrumentalities, corporate debt obligations, bank obligations, commercial paper, repurchase agreements, obligations of other domestic and foreign issuers, securities of domestic or foreign issuers denominated in U.S. dollars but not trading in the United States, and obligations of supranational organizations. At the present time, the subadviser of the Fund expects that most investments will be made in the obligations of issuers which are in developed countries. The fixed income securities in which the Fund invests are considered investment grade at the time of purchase. Under normal market conditions, the Fund intends to invest its assets to gain exposure to issuers of at least three different countries, one of which may be the United States. An issuer may be considered to be of a country if it is organized, has the majority of its assets, or derives a majority of its operating income in that country. As a non-fundamental policy, under normal circumstances, the Fund will invest at least 80% of its net assets in fixed income securities that mature within five years from the date of settlement.
It is the policy of the Fund that the dollar-weighted average length of maturity of investments will not exceed five years. In making purchase decisions, if the anticipated maturity risk premium is greater for longer-term securities in the eligible maturity range, the Fund will focus investment in that longer-term area, otherwise, the Fund will focus investment in the short-

Target Fund	Destination Fund
securities of one or more issuers and invests overall in a smaller number of issuers than a diversified fund.

For purposes of pursuing its investment goals, the Fund regularly enters into various currency related transactions involving derivative instruments, principally currency and cross currency forwards, but it may also use currency and currency index futures contracts. The Fund maintains extensive positions in currency related derivative instruments as a hedging technique or to implement a currency investment strategy, which could expose a large amount of the Fund's assets to obligations under these instruments. The results of such transactions may represent, from time to time, a large component of the Fund's investment returns. The use of these derivative transactions may allow the Fund to obtain net long or net negative (short) exposure to selected currencies. The Fund may also enter into various other transactions involving derivatives, including interest rate/bond futures and swap agreements (which may include interest rate and credit default swaps). These derivative instruments may be used for hedging purposes, to enhance returns or to obtain net long or net negative (short) exposure to selected currencies, interest rates, countries or durations.

When choosing investments for the Fund, the investment manager allocates the Fund's assets based upon its assessment of changing market, political and economic conditions. It considers various factors, including evaluation of interest rates, currency exchange rate changes and credit risks. The investment manager may consider selling a security when it believes the security has become fully valued due to either its price appreciation or changes in the issuer's fundamentals, or when the investment manager believes another security is a more attractive investment opportunity.

term range of the eligible maturity range. However, investments may be made in obligations maturing in a shorter time period (from overnight, to up to five years from the date of settlement). The Fund is authorized to invest more than 25% of its total assets in U.S. Treasury bonds, bills and notes and obligations of federal agencies and instrumentalities.
The subadviser will consider factors such as maturity, credit, anticipated transaction costs and market conditions when deciding whether to sell a security. Changes in anticipated maturity risk premium, including whether other investments present a more favorable anticipated maturity risk premium, may cause the portfolio to sell securities. If a security which was investment grade at the time of purchase subsequently is downgraded to below investment grade, the subadviser may, but is not required to, sell the security. The term "maturity risk premium" means the anticipated relative return on investment for holding securities having longer-term maturities as compared to securities having shorter-term maturities.
Because many of the Fund's investments will be denominated in foreign currencies, the Fund may also enter into forward foreign currency contracts to attempt to protect against uncertainty in the level of future foreign currency rates, to hedge against fluctuations in currency exchange rates or to transfer balances from one currency to another. In regard to currency hedging, it is generally not possible to precisely match the foreign currency exposure of such forward foreign currency contracts to the value of the securities involved due to fluctuations in the market values of such securities and cash flows into and out of the Fund between the date a forward foreign currency contract is entered into and the date it expires. The Fund does not intend to use derivatives for purposes of speculation or leveraging investment returns. The Fund may engage in frequent trading of portfolio securities and may have a high portfolio turnover rate. The rate of portfolio turnover will depend upon market and other conditions; it will not be a limiting factor when management believes that portfolio changes are appropriate.

Principal Risks
Foreign Securities  Investing in foreign securities typically involves more risks than investing in U.S. securities, and includes risks associated with: internal and external political and economic developments –
Principal Risks Market Risk The market value of portfolio securities may go up or down, sometimes rapidly and unpredictably.

Target Fund	Destination Fund
e.g., the political, economic and social policies and structures of some foreign countries may be less stable and more volatile than those in the U.S. or some foreign countries may be subject to trading restrictions or economic sanctions; trading practices – e.g., government supervision and regulation of foreign securities and currency markets, trading systems and brokers may be less than in the U.S.; availability of information – e.g., foreign issuers may not be subject to the same disclosure, accounting and financial reporting standards and practices as U.S. issuers; limited markets – e.g., the securities of certain foreign issuers may be less liquid (harder to sell) and more volatile; and currency exchange rate fluctuations and policies. The risks of foreign investments may be greater in developing or emerging market countries.

Currency Management Strategies  Currency management strategies may substantially change the Fund's exposure to currency exchange rates and could result in losses to the Fund if currencies do not perform as the investment manager expects. In addition, currency management strategies, to the extent that they reduce the Fund's exposure to currency risks, may also reduce the Fund's ability to benefit from favorable changes in currency exchange rates. Using currency management strategies for purposes other than hedging further increases the Fund's exposure to foreign investment losses. Currency markets generally are not as regulated as securities markets. In addition, currency rates may fluctuate significantly over short periods of time, and can reduce returns.

Sovereign Debt Securities  Sovereign debt securities are subject to various risks in addition to those relating to debt securities and foreign securities generally, including, but not limited to, the risk that a governmental entity may be unwilling or unable to pay interest and repay principal on its sovereign debt, or otherwise meet its obligations when due because of cash flow problems, insufficient foreign reserves, the relative size of the debt service burden to the economy as a whole, the government's policy towards principal international lenders such as the International Monetary Fund, or the political considerations to which the government may be subject. If a sovereign debtor defaults (or threatens to default) on its sovereign debt obligations, the indebtedness may be restructured. Some sovereign debtors have in the past been able to restructure their debt payments without the approval of some or all debt holders or to declare moratoria on payments. In the event of a default on sovereign debt, the Fund may also have limited legal

Issuer Risk The value of a security may decline for a number of reasons directly related to the issuer of the security.

Selection Risk There can be no guarantee that investment decisions made for the fund will produce the desired results.

Derivatives Risk Investing in derivative instruments involves risks that may be different from or greater than the risks associated with investing directly in securities or other traditional investments. Derivatives are subject to a number of other risks, such as liquidity risk, interest rate risk, market risk, credit risk, and selection risk. Derivatives also involve the risk of mispricing or improper valuation and the risk that changes in the value may not correlate perfectly with the underlying asset, rate, or index. Using derivatives may result in losses, possibly in excess of the principal amount invested.

Credit Risk The failure of the issuer of a debt security to pay interest or repay principal in a timely manner may have an adverse impact on the Fund's earnings.

Liquidity Risk An investment that is difficult to purchase or sell may have an adverse effect on the Fund's returns.

Foreign Risk Investing in the securities of non-U.S. issuers involves a number of risks, such as fluctuations in currency values, adverse political, social or economic developments, and differences in social and economic developments or policies.

Currency Risk Investing in securities that trade in and receive revenues in foreign currencies creates risk because foreign currencies may decline relative to the U.S. dollar, resulting in a potential loss to the Fund.

Interest Rate Risk Debt securities held by the Fund may decline in value due to rising interest rates. Interest rates are at, or near, historic lows, which may increase the Fund's exposure to risks related to rising rates.

Income Risk Falling interest rates may cause the Fund's income to decline.

Portfolio Turnover The Fund may trade its portfolio securities frequently, which could result in higher transaction costs and could adversely affect the Fund's performance.

Sovereign Debt Risk Sovereign debt instruments are

Target Fund	Destination Fund
recourse against the defaulting government entity.

Regional  Adverse conditions in a certain region or country can adversely affect securities of issuers in other countries whose economies appear to be unrelated. To the extent that the Fund invests a significant portion of its assets in a specific geographic region or a particular country, the Fund will generally have more exposure to the specific regional or country economic risks. In the event of economic or political turmoil or a deterioration of diplomatic relations in a region or country where a substantial portion of the Fund's assets are invested, the Fund may experience substantial illiquidity or reduction in the value of the Fund's investments.

Developing Market Countries  The Fund's investments in securities of issuers in developing market countries are subject to all of the risks of foreign investing generally, and have additional heightened risks due to a lack of established legal, political, business and social frameworks to support securities markets, including: delays in settling portfolio securities transactions; currency and capital controls; greater sensitivity to interest rate changes; pervasiveness of corruption and crime; currency exchange rate volatility; and inflation, deflation or currency devaluation.

Market  The market values of securities or other investments owned by the Fund will go up or down, sometimes rapidly or unpredictably. The market value of a security or other investment may be reduced by market activity or other results of supply and demand unrelated to the issuer. This is a basic risk associated with all securities. When there are more sellers than buyers, prices tend to fall. Likewise, when there are more buyers than sellers, prices tend to rise.

Liquidity  From time to time, the trading market for a particular security or type of security in which the Fund invests may become less liquid or even illiquid. Reduced liquidity will have an adverse impact on the Fund's ability to sell such securities when necessary to meet the Fund's liquidity needs or in response to a specific economic event and will also generally lower the value of a security. Market prices for such securities may be volatile.

Interest Rate  When interest rates rise, debt security prices generally fall. The opposite is also generally true: debt security prices rise when interest rates fall. Interest rate changes are influenced by a number of factors, including government policy, monetary subject to the risk that a governmental entity may delay or refuse to pay interest or repay principal on its sovereign debt, due, for example, to cash flow problems, insufficient foreign currency reserves, political considerations, the relative size of the governmental entity's debt position in relation to the economy or the failure to put in place economic reforms required by the International Monetary Fund or other multilateral agencies.

Target Fund	Destination Fund
policy, inflation expectations, perceptions of risk, and supply and demand of bonds. In general, securities with longer maturities or durations are more sensitive to these interest rate changes.

Credit  An issuer of debt securities may fail to make interest payments or repay principal when due, in whole or in part. Changes in an issuer's financial strength or in a security's credit rating may affect a security's value.

Derivative Instruments  The performance of derivative instruments depends largely on the performance of an underlying instrument, such as a currency, security, interest rate or index, and such instruments often have risks similar to the underlying instrument, in addition to other risks. Derivatives involve costs and can create economic leverage in the Fund's portfolio which may result in significant volatility and cause the Fund to participate in losses (as well as gains) in an amount that exceeds the Fund's initial investment. Other risks include illiquidity, mispricing or improper valuation of the derivative instrument, and imperfect correlation between the value of the derivative and the underlying instrument so that the Fund may not realize the intended benefits. When a derivative is used for hedging, the change in value of the derivative may also not correlate specifically with the currency, security, interest rate, index or other risk being hedged. Derivatives also may present the risk that the other party to the transaction will fail to perform.

High-Yield Debt Securities  Issuers of lower-rated or "high-yield" debt securities (also known as "junk bonds") are not as strong financially as those issuing higher credit quality debt securities. High-yield debt securities are generally considered predominantly speculative by the applicable rating agencies as their issuers are more likely to encounter financial difficulties and are more vulnerable to changes in the relevant economy, such as a recession or a sustained period of rising interest rates, that could affect their ability to make interest and principal payments when due. The prices of high-yield debt securities generally fluctuate more than those of higher credit quality. High-yield debt securities are generally more illiquid (harder to sell) and harder to value.

Income  Because the Fund can only distribute what it earns, the Fund's distributions to shareholders may decline when prevailing interest rates fall or when the Fund experiences defaults on debt securities it holds.

Target Fund	Destination Fund
Non-DiversificationBecause the Fund is non-diversified, it may be more sensitive to economic, business, political or other changes affecting individual issuers or investments than a diversified fund, which may result in greater fluctuation in the value of the Fund's shares and greater risk of loss.

Management  The Fund is subject to management risk because it is an actively managed investment portfolio. The Fund's investment manager applies investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that these decisions will produce the desired results.

Proposed Substitution 4
Target Fund	Destination Fund
Templeton Growth VIP Fund, Class 1 Templeton Growth VIP Fund, Class 2	AZL MSCI Global Equity Index Fund, Class 1 AZL MSCI Global Equity Index Fund, Class 2[15]
Investment Objective Long-term capital growth.	Investment Objective The Fund seeks to match the performance of the MSCI World Index as closely as possible.
Principal Investment Strategy
Under normal market conditions, the Fund invests predominantly in the equity securities of companies located anywhere in the world, including developing markets. The equity securities in which the Fund primarily invests are common stock. The Fund may invest in companies of any size, including small and medium capitalization companies. Although the Fund seeks investments across a number of countries and sectors, from time to time, based on economic conditions, the Fund may have significant positions in particular countries or sectors.

When choosing equity investments for the Fund, the investment manager applies a "bottom-up," value-oriented, long-term approach, focusing on the market price of a company's securities relative to the investment manager's evaluation of the company's long-term earnings, asset value and cash flow potential. The investment manager also considers a company's price/earnings ratio, price/cash flow ratio, profit margins and liquidation value.

The Fund may, from time to time, seek to hedge (protect) against currency risks, using certain derivative instruments, including currency and cross currency forwards and currency futures contracts.

Principal Investment Strategy
The Fund seeks to track the investment results of the MSCI World Index (the "Underlying Index"), which is designed to measure the performance of equity securities in the top 85% of equity market capitalization, as calculated by the index provider, in certain developed market countries. The Underlying Index includes equity securities issued by issuers which range in size between approximately $1.2 billion and $766.0 billion, although this range may change from time to time. As of February 28, 2017, the Underlying Index consisted of companies in the following 23 countries: Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, the United Kingdom and the United States. The Underlying Index may include large- or mid-capitalization companies, and components primarily include financial services, healthcare, information technology and consumer discretionary companies. With 1,650 constituents, the
Underlying Index covers approximately 85% of the free float-adjusted market capitalization in each country. The components of the Underlying Index, and the degree to which these components represent certain industries, may change over time.

BlackRock uses a representative sampling indexing strategy to manage the Fund. "Representative sampling" is an indexing strategy that involves investing in a representative sample of securities that collectively has an investment profile similar to that of the Underlying Index. The securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the Underlying Index. The Fund may or may not hold all of the securities in the Underlying Index.

15 Prior to October 14, 2016, this Fund was known as AZL NFJ International Value Fund.

Target Fund	Destination Fund

The Fund generally invests at least 90% of its assets, plus the amount of any borrowing for investment purposes, in securities of the Underlying Index and in depositary receipts representing securities of the Underlying Index.

Principal Risks
Market  The market values of securities or other investments owned by the Fund will go up or down, sometimes rapidly or unpredictably. The market value of a security or other investment may be reduced by market activity or other results of supply and demand unrelated to the issuer. This is a basic risk associated with all securities. When there are more sellers than buyers, prices tend to fall. Likewise, when there are more buyers than sellers, prices tend to rise. Stock prices tend to go up and down more dramatically than those of debt securities. A slower-growth or recessionary economic environment could have an adverse effect on the prices of the various stocks held by the Fund.

Foreign Securities  Investing in foreign securities typically involves more risks than investing in U.S. securities, and includes risks associated with: internal and external political and economic developments – e.g., the political, economic and social policies and structures of some foreign countries may be less stable and more volatile than those in the U.S. or some foreign countries may be subject to trading restrictions or economic sanctions; trading practices – e.g., government supervision and regulation of foreign securities and currency markets, trading systems and brokers may be less than in the U.S.; availability of information – e.g., foreign issuers may not be subject to the same disclosure, accounting and financial reporting standards and practices as U.S. issuers; limited markets – e.g., the securities of certain foreign issuers may be less liquid (harder to sell) and more volatile; and currency exchange rate fluctuations and policies. The risks of foreign investments may be greater in developing or emerging market countries.

Regional Focus  Because the Fund may invest at least a significant portion of its assets in companies in a specific region, including Europe, the Fund is subject to greater risks of adverse developments in that region and/or the surrounding regions than a fund that is more broadly diversified geographically. Political, social or economic disruptions in the region, even in countries in which the Fund is not invested, may adversely affect the value of securities values held by the Fund. Current political uncertainty surrounding the European Union (EU) and its

Principal Risks
• Market Risk The market value of portfolio securities may go up or down, sometimes rapidly and unpredictably.
• Issuer Risk The value of a security may decline for a number of reasons directly related to the issuer of the security.
• Foreign Risk Investing in the securities of non-U.S. issuers involves a number of risks, such as fluctuations in currency values, adverse political, social or economic developments, and differences in social and economic developments or policies.
• Currency Risk Investing in securities that trade in and receive revenues in foreign currencies creates risk because foreign currencies may decline relative to the U.S. dollar, resulting in a potential loss to the Fund. In the case of hedging positions, the U.S. dollar may decline in value relative to the currency that has been hedged.
• Depositary Receipt Risk Depositary receipts involve many of the same risks as those associated with direct investment in foreign securities.
• Index Fund Risk The Fund does not attempt to manage market volatility or reduce the effects of poor stock performance. In addition, factors such as Fund expenses, selection of a representative portfolio, changes in the composition of the index, or the timing of purchases or redemptions of Fund shares may affect the correlation between the performance of the index and the Fund's performance.
• Capitalization Risk Investing in small- to mid-sized companies creates risk because smaller companies may have unpredictable or limited earnings, and their securities may be less liquid or experience more volatile prices than those of large companies.

Target Fund	Destination Fund
membership, including the 2016 referendum in which the United Kingdom voted to exit the EU, may increase market volatility. The financial instability of some countries in the EU, including Greece, Italy and Spain, together with the risk of that impacting other more stable countries may increase the economic risk of investing in companies in Europe.

The risk of investments in Europe may be heightened due to the 2016 referendum in which the United Kingdom voted to exit the European Union (EU).  Political, economic and legal uncertainty may cause increased market volatility.  In addition, if one or more countries were to exit the EU or abandon the use of the Euro as a currency, the value of investments associated with those countries or the Euro could decline significantly and unpredictably and it would likely cause additional market disruption globally and introduce new legal and regulatory uncertainties.

Developing Markets  The Fund's investments in securities of issuers in developing market countries are subject to all of the risks of foreign investing generally, and have additional heightened risks due to a lack of established legal, political, business and social frameworks to support securities markets, including: delays in settling portfolio securities transactions; currency and capital controls; greater sensitivity to interest rate changes; pervasiveness of corruption and crime; currency exchange rate volatility; and inflation, deflation or currency devaluation.

Smaller and Midsize Companies  Securities issued by smaller and midsize companies may be more volatile in price than those of larger companies, involve substantial risks and should be considered speculative. Such risks may include greater sensitivity to economic conditions, less certain growth prospects, lack of depth of management and funds for growth and development, and limited or less developed product lines and markets. In addition, smaller and midsize companies may be particularly affected by interest rate increases, as they may find it more difficult to borrow money to continue or expand operations, or may have difficulty in repaying any loans.

Value Style Investing  A value stock may not increase in price as anticipated by the investment manager if other investors fail to recognize the company's value and bid up the price, the markets favor faster-growing companies, or the factors that the investment manager believes will increase the price of the security do not occur.

Target Fund	Destination Fund

Derivative Instruments  The performance of derivative instruments depends largely on the performance of an underlying instrument, such as a currency, security, interest rate or index, and such instruments often have risks similar to the underlying instrument, in addition to other risks. Derivatives involve costs and can create economic leverage in the Fund's portfolio which may result in significant volatility and cause the Fund to participate in losses (as well as gains) in an amount that exceeds the Fund's initial investment. Other risks include illiquidity, mispricing or improper valuation of the derivative instrument, and imperfect correlation between the value of the derivative and the underlying instrument so that the Fund may not realize the intended benefits. When a derivative is used for hedging, the change in value of the derivative may also not correlate specifically with the currency, security, interest rate, index or other risk being hedged. Derivatives also may present the risk that the other party to the transaction will fail to perform.

Management  The Fund is subject to management risk because it is an actively managed investment portfolio. The Fund's investment manager applies investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that these decisions will produce the desired results.

Focus  To the extent that the Fund focuses on particular countries, regions, industries, sectors or types of investment from time to time, the Fund may be subject to greater risks of adverse developments in such areas of focus than a fund that invests in a wider variety of countries, regions, industries, sectors or investments.

Proposed Substitution 5
Target Fund	Destination Fund
BlackRock Global Allocation V.I. Fund, Class III	AZL Moderate Index Strategy Fund, Class 1[16]
Investment Objective The Fund seeks high total investment return.	Investment Objective The Fund seeks long-term capital appreciation.
Principal Investment Strategy
The Fund invests in a portfolio of equity, debt and money market securities. Generally, the Fund's portfolio will include both equity and debt securities. Equity securities include common stock, preferred stock, securities convertible into common stock, rights and warrants, or securities or other instruments whose price is linked to the value of common stock. At any given time, however, the Fund may emphasize either debt securities or equity securities. In selecting equity investments, the Fund mainly seeks securities that Fund management believes are undervalued. The Fund may buy debt securities of varying maturities, debt securities paying a fixed or fluctuating rate of interest, and debt securities of any kind, including, by way of example, securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities, by foreign governments or international agencies or supranational entities, or by domestic or foreign private issuers, debt securities convertible into equity securities, inflation-indexed bonds, structured notes, credit-linked notes, loan assignments and loan participations. In addition, the Fund may invest up to 35% of its total assets in "junk bonds," corporate loans and distressed securities. The Fund may also invest in real estate investment trusts ("REITs") and securities related to real assets (like real estate- or precious metals-related securities) such as stock, bonds or convertible bonds issued by REITs or companies that mine precious metals.

When choosing investments, Fund management considers various factors, including opportunities for equity or debt investments to increase in value, expected dividends and interest rates. The Fund generally seeks diversification across markets, industries and issuers as one of its strategies to reduce volatility. The Fund has no geographic limits on where it may invest. This flexibility allows Fund management to look for investments in markets around the world, including emerging markets, that it believes will provide the best asset allocation to meet the Fund's objective. The Fund may invest in the

Principal Investment Strategy
The Fund is a fund of funds that seeks to achieve its investment objective by investing primarily in a combination of five underlying index funds:

FUND (TARGET ALLOCATION)
• AZL Enhanced Bond Index Fund (40%)
• AZL S&P 500 Index Fund (31.5%)
• AZL International Index Fund (15%)
• AZL Mid Cap Index Fund (9%)
• AZL Small Cap Stock Index Fund (4.5%)

The AZL Enhanced Bond Index Fund is a bond index fund, subadvised by BlackRock Financial Management, LLC; the other four underlying funds are equity index funds, subadvised by BlackRock Investment Management, LLC. Therefore, under normal market conditions, the Fund will allocate approximately 60% of its assets in the underlying equity index funds and approximately 40% of its assets in the underlying bond index fund. These target allocations represent the Fund's long-term strategic asset allocation, which is not expected to change under normal market conditions.

The investment results of the underlying funds will vary. As a result, the Manager monitors the actual allocations to the underlying funds daily and periodically adjusts the actual allocations to attempt to achieve the target allocation. Generally, the Manager will seek to maintain the actual fund allocations to target using the cash flows that result from contract holders buying or selling shares in the Fund. However, if cash flows were insufficient to maintain the target allocations, the Manager would then buy or sell underlying funds as necessary to attempt to return the Fund's actual asset allocations to the targets. Generally, the actual allocations will not be more than 10% above or below the targets.

The AZL Enhanced Bond Index Fund under normal circumstances invests in a combination of securities with an overall weighting close to the capitalization weights of

16 Prior to October 14, 2016, this Fund was known as AZL Invesco Equity and Income Fund.

Target Fund	Destination Fund
securities of companies of any market capitalization.

Generally, the Fund may invest in the securities of corporate and governmental issuers located anywhere in the world. The Fund may emphasize foreign securities when Fund management expects these investments to outperform U.S. securities. When choosing investment markets, Fund management considers various factors, including economic and political conditions, potential for economic growth and possible changes in currency exchange rates. In addition to investing in foreign securities, the Fund actively manages its exposure to foreign currencies through the use of forward currency contracts and other currency derivatives. The Fund may own foreign cash equivalents or foreign bank deposits as part of the Fund's investment strategy. The Fund will also invest in non-U.S. currencies. The Fund may underweight or overweight a currency based on the Fund management team's outlook.

The Fund's composite Reference Benchmark has at all times since the Fund's formation included a 40% weighting in non-U.S. securities. The Reference Benchmark is an unmanaged weighted index comprised as follows: 36% of the Standard & Poor's ("S&P") 500 Index; 24% FTSE World (ex U.S.) Index; 24% BofA Merrill Lynch Current 5-Year U.S. Treasury Index; and 16% Citigroup Non-U.S. Dollar World Government Bond Index. Throughout its history, the Fund has maintained a weighting in non-U.S. securities, often exceeding the 40% Reference Benchmark weighting and rarely falling below this allocation. Under normal circumstances, the Fund will continue to allocate a substantial amount (approximately 40% or more — unless market conditions are not deemed favorable by BlackRock, in which case the Fund would invest at least 30%) of its total assets in securities of (i) foreign government issuers, (ii) issuers organized or located outside the U.S., (iii) issuers which primarily trade in a market located outside the U.S., or (iv) issuers doing a substantial amount of business outside the U.S., which the Fund considers to be companies that derive at least 50% of their revenue or profits from business outside the U.S., or have at least 50% of their sales or assets outside the U.S. The Fund will allocate its assets among various regions and countries, including the United States (but in no less than three different countries). For temporary defensive purposes, the Fund may deviate very substantially from the allocation described above.

The Fund may use derivatives, including options, futures, indexed securities, inverse securities, swaps and forward contracts both to seek to increase the return of the Fund and to hedge (or protect) the value of its assets the Bloomberg Barclays U.S. Aggregate Bond Index (the "Index"). Under normal market conditions, the Fund invests at least 80% of its net assets in investment-grade debt securities (those of medium and high quality) of all types and repurchase agreements for those securities. Further, under normal circumstances, the Fund invests at least 80% of the value of its net assets in securities or other financial instruments that are components of or have economic characteristics similar to the securities included in the Index.

The AZL S&P 500 Index Fund under normal circumstances invests at least 80% of the value of its net assets in the securities of or in a statistically selected sampling of the securities of companies included in the S&P 500 Index or in derivative instruments linked to that Index.

The AZL Mid Cap Index Fund under normal circumstances invests at least 80% of the value of its net assets in a statistically selected sampling of equity securities of companies included in the S&P 400 Index and in derivative instruments linked to the S&P 400 Index, primarily futures contracts.

The AZL Small Cap Stock Index Fund under normal market conditions invests at least 80% of its assets, plus any borrowings for investment purposes, in investments of small-capitalization companies, which for this purpose are companies with market capitalizations (the total market value of a company's outstanding stock) at the time of purchase included in the S&P SmallCap 600 Index.

The AZL International Index Fund under normal circumstances invests at least 80% of the value of its net assets in a statistically selected sampling of equity securities of companies included in the MSCI EAFE Index and in derivative instruments linked to the MSCI EAFE Index, primarily futures contracts.

Target Fund	Destination Fund
against adverse movements in currency exchange rates, interest rates and movements in the securities markets. The Fund may seek to provide exposure to the investment returns of real assets that trade in the commodity markets through investment in commodity-linked derivative instruments and investment vehicles such as exchange-traded funds that invest exclusively in commodities and are designed to provide this exposure without direct investment in physical commodities. The Fund may also gain exposure to commodity markets by investing up to 25% of its total assets in BlackRock Cayman Global Allocation V.I. Fund I, Ltd. (the "Subsidiary"), a wholly-owned subsidiary of the Fund formed in the Cayman Islands, which invests primarily in commodity-related instruments. The Subsidiary may also hold cash and invest in other instruments, including fixed-income securities, either as investments or to serve as margin or collateral for the Subsidiary's derivative positions. The Subsidiary (unlike the Fund) may invest without limitation in commodity-related instruments.

Principal Risks
Commodities Related Investments Risks — Exposure to the commodities markets may subject the Fund to greater volatility than investments in traditional securities. The value of commodity-linked derivative investments may be affected by changes in overall market movements, commodity index volatility, changes in interest rates, or factors affecting a particular industry or commodity, such as drought, floods, weather, embargoes, tariffs and international economic, political and regulatory developments.
Convertible Securities Risk — The market value of a convertible security performs like that of a regular debt security; that is, if market interest rates rise, the value of a convertible security usually falls. In addition, convertible securities are subject to the risk that the issuer will not be able to pay interest or dividends when due, and their market value may change based on changes in the issuer's credit rating or the market's perception of the issuer's creditworthiness. Since it derives a portion of its value from the common stock into which it may be converted, a convertible security is also subject to the same types of market and issuer risks that apply to the underlying common stock.
Corporate Loans Risk — Commercial banks and other financial institutions or institutional investors make corporate loans to companies that need capital to grow or restructure. Borrowers generally pay interest on corporate loans at rates that change in response to changes in market interest rates such as the London Interbank Offered Rate ("LIBOR") or the prime rates of

Principal Risks
The following is a summary of the principal risks to which the Fund's portfolio as a whole is subject. If changes occur in a Fund's portfolio holdings, the extent to which the portfolio is subject to each of these risks may also change.
• Allocation Risk – The risk associated with the Manager's decisions regarding how the Fund's assets should be allocated among the various underlying funds, which could cause the Fund to underperform other funds with similar investment objectives. There can be no guarantee that investment decisions made by the Manager will produce the desired results. Further, because the Manager has limited discretion to change the underlying fund allocations under normal market conditions, the Fund might underperform comparable funds of funds for which the fund's manager has discretion to adjust allocations to underlying funds.
• Fund of Funds Risk – The Fund, as a shareholder of the underlying funds, indirectly bears its proportionate share of any investment management fees and other expenses of the underlying funds. Further due to the fees and expenses paid by the Fund, as well as small variations in the Fund's actual allocations to the underlying funds and any cash held in the Fund's portfolio, the performance and income distributions of the Fund will not be the same as the performance and income distributions of the underlying funds allocated according to the target allocations described here.

Target Fund	Destination Fund
U.S. banks. As a result, the value of corporate loan investments is generally less exposed to the adverse effects of shifts in market interest rates than investments that pay a fixed rate of interest. The market for corporate loans may be subject to irregular trading activity and wide bid/ask spreads. In addition, transactions in corporate loans may settle on a delayed basis. As a result, the proceeds from the sale of corporate loans may not be readily available to make additional investments or to meet the Fund's redemption obligations. To the extent the extended settlement process gives rise to short-term liquidity needs, the Fund may hold additional cash, sell investments or temporarily borrow from banks and other lenders.
Debt Securities Risk — Debt securities, such as bonds, involve interest rate risk, credit risk, extension risk, and prepayment risk, among other things.
Interest Rate Risk — The market value of bonds and other fixed-income securities changes in response to interest rate changes and other factors. Interest rate risk is the risk that prices of bonds and other fixed-income securities will increase as interest rates fall and decrease as interest rates rise. The Fund may be subject to a greater risk of rising interest rates due to the current period of historically low rates. For example, if interest rates increase by 1%, assuming a current portfolio duration of ten years, and all other factors being equal, the value of the Fund's investments would be expected to decrease by 10%. The magnitude of these fluctuations in the market price of bonds and other fixed-income securities is generally greater for those securities with longer maturities. Fluctuations in the market price of the Fund's investments will not affect interest income derived from instruments already owned by the Fund, but will be reflected in the Fund's net asset value. The Fund may lose money if short-term or long-term interest rates rise sharply in a manner not anticipated by Fund management. To the extent the Fund invests in debt securities that may be prepaid at the option of the obligor (such as mortgage-backed securities), the sensitivity of such securities to changes in interest rates may increase (to the detriment of the Fund) when interest rates rise. Moreover, because rates on certain floating rate debt securities typically reset only periodically, changes in prevailing interest rates (and particularly sudden and significant changes) can be expected to cause some fluctuations in the net asset value of the Fund to the extent that it invests in floating rate debt securities. These basic principles of bond prices also apply to U.S. Government securities. A security

In addition, the Fund bears the investment risks of the investments of the underlying funds. The principal risks of the underlying funds are:
• Market Risk – The market value of portfolio securities may go up or down, sometimes rapidly and unpredictably.
• Issuer Risk – The value of a security may decline for a number of reasons directly related to the issuer of the security.
• Index Fund Risk – The underlying funds generally do not attempt to manage market volatility or reduce the effects of poor performance. In addition, factors such as fund expenses, selection of a representative portfolio, changes in the composition of the index, or the timing of purchases or redemptions of fund shares may affect the correlation between the performance of the index and the fund's performance.
• Capitalization Risk – Investing in small- to mid-sized companies creates risk because smaller companies may have unpredictable or limited earnings, and their securities may be less liquid or experience more volatile prices than those of large companies.
• Foreign Risk – Investing in the securities of non-U.S. issuers involves a number of risks, such as fluctuations in currency values, adverse political, social or economic developments, and differences in social and economic developments or policies.
• Depositary Receipt Risk – Depositary receipts involve many of the same risks as those associated with direct investment in foreign securities.
• Currency Risk – Investing in securities that trade in and receive revenues in foreign currencies creates risk because foreign currencies may decline relative to the U.S. dollar, resulting in a potential loss to the fund. In the case of hedging positions, the U.S. dollar may decline in value relative to the currency that has been hedged.
• Interest Rate Risk – Debt securities held by a fund may decline in value due to rising interest rates. Interest rates in the U.S. recently have been at, or near, historic lows, which may increase the fund's exposure to risks related to rising rates.
• Credit Risk – The failure of the issuer of a debt security to pay interest or repay principal in a timely manner may have an adverse impact on a fund's earnings.
• Income Risk – Falling interest rates may cause a fund's income to decline.

• Call Risk – If interest rates fall, issuers of callable debt securities are more likely to prepay prior to the maturity date. A fund may not be able to reinvest the proceeds from the prepayment in investments that

Target Fund	Destination Fund
backed by the "full faith and credit" of the U.S. Government is guaranteed only as to its stated interest rate and face value at maturity, not its current market price. Just like other fixed-income securities, government-guaranteed securities will fluctuate in value when interest rates change. A general rise in interest rates has the potential to cause investors to move out of fixed-income securities on a large scale, which may increase redemptions from funds that hold large amounts of fixed-income securities. Heavy redemptions could cause the Fund to sell assets at inopportune times or at a loss or depressed value and could hurt the Fund's performance.
Credit Risk — Credit risk refers to the possibility that the issuer of a debt security (i.e., the borrower) will not be able to make principal and interest payments when due. Changes in an issuer's credit rating or the market's perception of an issuer's creditworthiness may also affect the value of the Fund's investment in that issuer. The degree of credit risk depends on the issuer's financial condition and on the terms of the securities.
Extension Risk — When interest rates rise, certain obligations will be paid off by the obligor more slowly than anticipated, causing the value of these obligations to fall.
Prepayment Risk — When interest rates fall, certain obligations will be paid off by the obligor more quickly than originally anticipated, and the Fund may have to invest the proceeds in securities with lower yields.
Derivatives Risk — The Fund's use of derivatives may increase its costs, reduce the Fund's returns and/or increase volatility. Derivatives involve significant risks, including:
Volatility Risk — Volatility is defined as the characteristic of a security, an index or a market to fluctuate significantly in price within a short time period. A risk of the Fund's use of derivatives is that the fluctuations in their values may not correlate with the overall securities markets.
Counterparty Risk — Derivatives are also subject to counterparty risk, which is the risk that the other party in the transaction will not fulfill its contractual obligation.
Market and Liquidity Risk — The possible lack of a liquid secondary market for derivatives and the resulting inability of the Fund to sell or otherwise close a derivatives position could expose the Fund to losses and could make derivatives more difficult for the Fund to will generate the same level of income.
• Extension Risk – If interest rates rise, debt securities may be paid in full more slowly than anticipated.
• Derivatives Risk – Certain underlying funds may invest in derivative instruments, which involves risks that may be different from or greater than the risks associated with investing directly in securities or other traditional investments.
• Leveraging Risk – Certain underlying funds may engage in certain kinds of transactions, including the use of derivatives, that may give rise to a form of leverage. The use of leverage may require a fund to liquidate a portfolio position at a disadvantageous time or may exaggerate the effect of any increase or decrease in the value of the fund's portfolio securities.
• Liquidity Risk – An investment that is difficult to purchase or sell may have an adverse effect on the fund's returns.
• Mortgage-Related and Other Asset-Backed Risk – Investing in mortgage-related or other asset-backed securities involves a variety of risks associated with the credit markets, such as rising or falling interest rates, increases in the rate of defaults or prepayments, and the quality of the pool of mortgages (subprime risk) or other assets that back the security.
• Portfolio Turnover – Certain underlying funds may trade portfolio securities frequently, which could result in higher transaction costs and could adversely affect the fund's performance.
• Private Placed Securities Risk – Certain underlying funds may invest in privately placed securities, which are subject to resale restrictions.
• Repurchase Agreements and Purchase and Sale Contracts Risk – If the other party to a repurchase agreement or purchase and sale contract defaults on its obligation under the agreement, a fund may suffer delays and incur costs or lose money in exercising its rights under the agreement. If the seller fails to repurchase the security in ether situation and the market value of the security declines, the fund may lose money.
• Sovereign Debt Risk – Sovereign debt instruments are subject to the risk that a governmental entity may delay or refuse to pay interest or repay principal on its sovereign debt, due, for example, to cash flow problems, insufficient foreign currency reserves, political considerations, the relative size of the governmental entity's debt position in relation to the economy or the failure to put in place economic reforms required by the International Monetary Fund or other multilateral agencies.

Target Fund	Destination Fund
value accurately.
Valuation Risk — Valuation may be more difficult in times of market turmoil since many investors and market makers may be reluctant to purchase complex instruments or quote prices for them.
Hedging Risk — Hedges are sometimes subject to imperfect matching between the derivative and the underlying security, and there can be no assurance that the Fund's hedging transactions will be effective. The use of hedging may result in certain adverse tax consequences.
Leverage Risk — Certain transactions in derivatives involve substantial leverage risk and may expose the Fund to potential losses that exceed the amount originally invested by the Fund.
Tax Risk — Certain aspects of the tax treatment of derivative instruments, including swap agreements and commodity-linked derivative instruments, are currently unclear and may be affected by changes in legislation, regulations or other legally binding authority. Such treatment may be less favorable than that given to a direct investment in an underlying asset and may adversely affect the timing, character and amount of income the Fund realizes from its investments.
Regulatory Risk — Derivative contracts, including, without limitation, swaps, currency forwards and non-deliverable forwards, are subject to regulation under the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank Act") in the United States and under comparable regimes in Europe, Asia and other non-U.S. jurisdictions. Under the Dodd-Frank Act, certain derivatives may become subject to margin requirements when regulations are finalized. Implementation of such regulations under the Dodd-Frank Act regarding clearing, mandatory trading and margining of swaps and other derivatives may increase the costs to the Fund of trading in these instruments and, as a result, may affect returns to investors in the Fund. In December 2015, the Securities and Exchange Commission proposed a new rule to regulate the use of derivatives by registered investment companies, such as the Fund. If the rule goes into effect, it could limit the ability of the Fund to invest or remain invested in derivatives.
Distressed Securities Risk — Distressed securities are speculative and involve substantial risks in addition to the risks of investing in junk bonds. The Fund will generally not receive interest payments on the distressed

• U.S. Government Obligations Risk – Certain securities in which an underlying fund may invest, including securities issued by certain government agencies and government sponsored enterprises, are not guaranteed by the U.S. Government or supported by the full faith and credit of the United States.

• Focused Investments Risk – Certain underlying funds may invest in a relatively small number of issuers, industries, or regions which involves added risk. Changes in the value of a single security or a single economic, political, or regulatory event may have a large impact on the value of the fund's portfolio.

Target Fund	Destination Fund
securities and may incur costs to protect its investment. In addition, distressed securities involve the substantial risk that principal will not be repaid. These securities may present a substantial risk of default or may be in default at the time of investment. The Fund may incur additional expenses to the extent it is required to seek recovery upon a default in the payment of principal of or interest on its portfolio holdings. In any reorganization or liquidation proceeding relating to a portfolio company, the Fund may lose its entire investment or may be required to accept cash or securities with a value less than its original investment. Distressed securities and any securities received in an exchange for such securities may be subject to restrictions on resale.
Emerging Markets Risk — Emerging markets are riskier than more developed markets because they tend to develop unevenly and may never fully develop. Investments in emerging markets may be considered speculative. Emerging markets are more likely to experience hyperinflation and currency devaluations, which adversely affect returns to U.S. investors. In addition, many emerging securities markets have far lower trading volumes and less liquidity than developed markets.
Equity Securities Risk — Stock markets are volatile. The price of equity securities fluctuates based on changes in a company's financial condition and overall market and economic conditions.
Foreign Securities Risk — Foreign investments often involve special risks not present in U.S. investments that can increase the chances that the Fund will lose money. These risks include:
• The Fund generally holds its foreign securities and cash in foreign banks and securities depositories, which may be recently organized or new to the foreign custody business and may be subject to only limited or no regulatory oversight.
• Changes in foreign currency exchange rates can affect the value of the Fund's portfolio.
• The economies of certain foreign markets may not compare favorably with the economy of the United States with respect to such issues as growth of gross national product, reinvestment of capital, resources and balance of payments position.
• The governments of certain countries may prohibit or impose substantial restrictions on

Target Fund	Destination Fund
foreign investments in their capital markets or in certain industries.
• Many foreign governments do not supervise and regulate stock exchanges, brokers and the sale of securities to the same extent as does the United States and may not have laws to protect investors that are comparable to U.S. securities laws.
• Settlement and clearance procedures in certain foreign markets may result in delays in payment for or delivery of securities not typically associated with settlement and clearance of U.S. investments.
• The European financial markets have recently experienced volatility and adverse trends due to concerns about economic downturns in, or rising government debt levels of, several European countries. These events may spread to other countries in Europe. These events may affect the value and liquidity of certain of the Fund's investments.

High Portfolio Turnover Risk — The Fund may engage in active and frequent trading of its portfolio securities. High portfolio turnover (more than 100%) may result in increased transaction costs to the Fund, including brokerage commissions, dealer mark-ups and other transaction costs on the sale of the securities and on reinvestment in other securities. The sale of Fund portfolio securities may result in the realization and/or distribution to shareholders of higher capital gains or losses as compared to a fund with less active trading policies. These effects of higher than normal portfolio turnover may adversely affect Fund performance.
Junk Bonds Risk — Although junk bonds generally pay higher rates of interest than investment grade bonds, junk bonds are high risk investments that may cause income and principal losses for the Fund.
Leverage Risk — Some transactions may give rise to a form of economic leverage. These transactions may include, among others, derivatives, and may expose the Fund to greater risk and increase its costs. The use of leverage may cause the Fund to liquidate portfolio positions when it may not be advantageous to do so to satisfy its obligations or to meet any required asset segregation requirements. Increases and decreases in the value of the Fund's portfolio will be magnified when the

Target Fund	Destination Fund
Fund uses leverage.
Market Risk and Selection Risk — Market risk is the risk that one or more markets in which the Fund invests will go down in value, including the possibility that the markets will go down sharply and unpredictably. Selection risk is the risk that the securities selected by Fund management will underperform the markets, the relevant indices or the securities selected by other funds with similar investment objectives and investment strategies. This means you may lose money.
Mid Cap Securities Risk — The securities of mid cap companies generally trade in lower volumes and are generally subject to greater and less predictable price changes than the securities of larger capitalization companies.
Mortgage- and Asset-Backed Securities Risks — Mortgage- and asset-backed securities represent interests in "pools" of mortgages or other assets, including consumer loans or receivables held in trust. Mortgage- and asset-backed securities are subject to credit, interest rate, prepayment and extension risks. These securities also are subject to risk of default on the underlying mortgage or asset, particularly during periods of economic downturn. Small movements in interest rates (both increases and decreases) may quickly and significantly reduce the value of certain mortgage-backed securities.
Precious Metal Related Securities Risk — Prices of precious metals and of precious metal related securities historically have been very volatile. The high volatility of precious metal prices may adversely affect the financial condition of companies involved with precious metals. The production and sale of precious metals by governments or central banks or other larger holders can be affected by various economic, financial, social and political factors, which may be unpredictable and may have a significant impact on the prices of precious metals. Other factors that may affect the prices of precious metals and securities related to them include changes in inflation, the outlook for inflation and changes in industrial and commercial demand for precious metals.
Real Estate Related Securities Risk — The main risk of real estate related securities is that the value of the underlying real estate may go down. Many factors may affect real estate values. These factors include both the general and local economies, the amount of new construction in a particular area, the laws and regulations (including zoning and tax laws) affecting real estate and

Target Fund	Destination Fund
the costs of owning, maintaining and improving real estate. The availability of mortgages and changes in interest rates may also affect real estate values. If the Fund's real estate related investments are concentrated in one geographic area or in one property type, the Fund will be particularly subject to the risks associated with that area or property type.
REIT Investment Risk — Investments in REITs involve unique risks. REITs may have limited financial resources, may trade less frequently and in limited volume and may be more volatile than other securities.
Small Cap and Emerging Growth Securities Risk — Small cap or emerging growth companies may have limited product lines or markets. They may be less financially secure than larger, more established companies. They may depend on a more limited management group than larger capitalized companies.
Sovereign Debt Risk — Sovereign debt instruments are subject to the risk that a governmental entity may delay or refuse to pay interest or repay principal on its sovereign debt, due, for example, to cash flow problems, insufficient foreign currency reserves, political considerations, the relative size of the governmental entity's debt position in relation to the economy or the failure to put in place economic reforms required by the International Monetary Fund or other multilateral agencies.
Structured Notes Risk — Structured notes and other related instruments purchased by the Fund are generally privately negotiated debt obligations where the principal and/or interest is determined by reference to the performance of a specific asset, benchmark asset, market or interest rate ("reference measure"). The purchase of structured notes exposes the Fund to the credit risk of the issuer of the structured product. Structured notes may be leveraged, increasing the volatility of each structured note's value relative to the change in the reference measure. Structured notes may also be less liquid and more difficult to price accurately than less complex securities and instruments or more traditional debt securities.
Subsidiary Risk — By investing in the Subsidiary, the Fund is indirectly exposed to the risks associated with the Subsidiary's investments. The commodity-related instruments held by the Subsidiary are generally similar to those that are permitted to be held by the Fund and are subject to the same risks that apply to similar investments if held directly by the Fund (see "Commodities Related Investments Risks" above).

Target Fund	Destination Fund
There can be no assurance that the investment objective of the Subsidiary will be achieved. The Subsidiary is not registered under the Investment Company Act of 1940, as amended (the "Investment Company Act"), and, unless otherwise noted in this prospectus, is not subject to all the investor protections of the Investment Company Act. However, the Fund wholly owns and controls the Subsidiary, and the Fund and the Subsidiary are both managed by BlackRock, making it unlikely that the Subsidiary will take action contrary to the interests of the Fund and its shareholders. Changes in the laws of the United States and/or the Cayman Islands could result in the inability of the Fund and/or the Subsidiary to operate as described in this prospectus and the Statement of Additional Information and could adversely affect the Fund.
Warrants Risk — If the price of the underlying stock does not rise above the exercise price before the warrant expires, the warrant generally expires without any value and the Fund will lose any amount it paid for the warrant. Thus, investments in warrants may involve substantially more risk than investments in common stock. Warrants may trade in the same markets as their underlying stock; however, the price of the warrant does not necessarily move with the price of the underlying stock.

Proposed Substitution 6
Target Fund	Destination Fund
Fidelity VIP FundsManager 60% Portfolio, Service Class 2	AZL Moderate Index Strategy Fund, Class 1[17]
Investment Objective The fund seeks high total return.	Investment Objective The Fund seeks long-term capital appreciation.
Principal Investment Strategy
Normally investing in a combination of underlying Fidelity® retail and Variable Insurance Products (VIP) funds (underlying Fidelity® funds). Using a target asset allocation among underlying Fidelity® funds of approximately:
• Domestic Equity Funds (42%)
• International Equity Funds (18%)
• Fixed-Income Funds (35%)
• Money Market Funds (5%)
Actively managing underlying Fidelity® fund holdings to achieve portfolio characteristics similar to the Fidelity VIP FundsManager 60% Composite Index®, which is a hypothetical representation of the performance of the asset classes in which the underlying Fidelity® funds invest, based on combinations of the following unmanaged indexes: Dow Jones U.S. Total Stock Market Index® (equities); MSCI EAFE Index (international equities); Bloomberg Barclays® U.S. Aggregate Bond Index (bonds); and Bloomberg Barclays® U.S. 3 Month Treasury Bellwether Index (short-term investments).

Using proprietary fundamental and quantitative fund research, considering factors including fund performance, a fund manager's experience and investment style, and fund characteristics such as expense ratio, asset size, and portfolio turnover to select underlying funds.

Principal Investment Strategy
The Fund is a fund of funds that seeks to achieve its investment objective by investing primarily in a combination of five underlying index funds:

FUND (TARGET ALLOCATION)
• AZL Enhanced Bond Index Fund (40%)
• AZL S&P 500 Index Fund (31.5%)
• AZL International Index Fund (15%)
• AZL Mid Cap Index Fund (9%)
• AZL Small Cap Stock Index Fund (4.5%)

The AZL Enhanced Bond Index Fund is a bond index fund, subadvised by BlackRock Financial Management, LLC; the other four underlying funds are equity index funds, subadvised by BlackRock Investment Management, LLC. Therefore, under normal market conditions, the Fund will allocate approximately 60% of its assets in the underlying equity index funds and approximately 40% of its assets in the underlying bond index fund. These target allocations represent the Fund's long-term strategic asset allocation, which is not expected to change under normal market conditions.

The investment results of the underlying funds will vary. As a result, the Manager monitors the actual allocations to the underlying funds daily and periodically adjusts the actual allocations to attempt to achieve the target allocation. Generally, the Manager will seek to maintain the actual fund allocations to target using the cash flows that result from contract holders buying or selling shares in the Fund. However, if cash flows were insufficient to maintain the target allocations, the Manager would then buy or sell underlying funds as necessary to attempt to return the Fund's actual asset allocations to the targets. Generally, the actual allocations will not be more than 10% above or below the targets.

The AZL Enhanced Bond Index Fund under normal circumstances invests in a combination of securities with an overall weighting close to the capitalization weights of

17 Prior to October 14, 2016, this Fund was known as AZL Invesco Equity and Income Fund.

Target Fund	Destination Fund

the Bloomberg Barclays U.S. Aggregate Bond Index (the "Index"). Under normal market conditions, the Fund invests at least 80% of its net assets in investment-grade debt securities (those of medium and high quality) of all types and repurchase agreements for those securities. Further, under normal circumstances, the Fund invests at least 80% of the value of its net assets in securities or other financial instruments that are components of or have economic characteristics similar to the securities included in the Index.

The AZL S&P 500 Index Fund under normal circumstances invests at least 80% of the value of its net assets in the securities of or in a statistically selected sampling of the securities of companies included in the S&P 500 Index or in derivative instruments linked to that Index.

The AZL Mid Cap Index Fund under normal circumstances invests at least 80% of the value of its net assets in a statistically selected sampling of equity securities of companies included in the S&P 400 Index and in derivative instruments linked to the S&P 400 Index, primarily futures contracts.

The AZL Small Cap Stock Index Fund under normal market conditions invests at least 80% of its assets, plus any borrowings for investment purposes, in investments of small-capitalization companies, which for this purpose are companies with market capitalizations (the total market value of a company's outstanding stock) at the time of purchase included in the S&P SmallCap 600 Index.
The AZL International Index Fund under normal circumstances invests at least 80% of the value of its net assets in a statistically selected sampling of equity securities of companies included in the MSCI EAFE Index and in derivative instruments linked to the MSCI EAFE Index, primarily futures contracts.

Principal Risks
Investing in Other Funds.  The fund bears all risks of investment strategies employed by the underlying funds, including the risk that the underlying funds will not meet their investment objectives.

Stock Market Volatility.  Stock markets are volatile and can decline significantly in response to adverse issuer, political, regulatory, market, or economic developments. Different parts of the market, including different market sectors, and different types of securities can react differently to these developments.

Interest Rate Changes.  Interest rate increases can cause

Principal Risks
The following is a summary of the principal risks to which the Fund's portfolio as a whole is subject. If changes occur in a Fund's portfolio holdings, the extent to which the portfolio is subject to each of these risks may also change.
• Allocation Risk – The risk associated with the Manager's decisions regarding how the Fund's assets should be allocated among the various underlying funds, which could cause the Fund to underperform other funds with similar investment objectives. There can be no guarantee that investment decisions made by the Manager will produce the desired results. Further, because the

Target Fund	Destination Fund
the price of a debt or money market security to decrease.

Foreign Exposure.  Foreign markets, particularly emerging markets, can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market, or economic developments and can perform differently from the U.S. market. Emerging markets can be subject to greater social, economic, regulatory, and political uncertainties and can be extremely volatile. Foreign exchange rates also can be extremely volatile.

Geographic Exposure.  Social, political, and economic conditions and changes in regulatory, tax, or economic policy in a country or region could significantly affect the market in that country or region.

Industry Exposure.  Market conditions, interest rates, and economic, regulatory, or financial developments could significantly affect a single industry or group of related industries.

Prepayment.  The ability of an issuer of a debt security to repay principal prior to a security's maturity can cause greater price volatility if interest rates change.

Issuer-Specific Changes.  The value of an individual security or particular type of security can be more volatile than, and can perform differently from, the market as a whole. A decline in the credit quality of an issuer or a provider of credit support or a maturity-shortening structure for a security can cause the price of a security to decrease. Lower-quality debt securities (those of less than investment-grade  quality, also referred to as high yield debt securities or junk bonds) and certain types of other securities involve greater risk of default or price changes due to changes in the credit quality of the issuer. The value of lower- quality debt securities and certain types of other securities can be more volatile due to increased sensitivity to adverse issuer, political, regulatory, market, or economic developments and can be difficult to resell.

Leverage Risk.  Leverage can increase market exposure, magnify investment risks, and cause losses to be realized more quickly.

Commodity-Linked Investing.  The value of commodities and commodity-linked investments may be affected by the performance of the overall commodities markets as well as weather, political, tax, and other regulatory and market developments. Commodity-linked investments may be more volatile and less liquid than

Manager has limited discretion to change the underlying fund allocations under normal market conditions, the Fund might underperform comparable funds of funds for which the fund's manager has discretion to adjust allocations to underlying funds.
• Fund of Funds Risk – The Fund, as a shareholder of the underlying funds, indirectly bears its proportionate share of any investment management fees and other expenses of the underlying funds. Further due to the fees and expenses paid by the Fund, as well as small variations in the Fund's actual allocations to the underlying funds and any cash held in the Fund's portfolio, the performance and income distributions of the Fund will not be the same as the performance and income distributions of the underlying funds allocated according to the target allocations described here.

In addition, the Fund bears the investment risks of the investments of the underlying funds. The principal risks of the underlying funds are:
• Market Risk – The market value of portfolio securities may go up or down, sometimes rapidly and unpredictably.
• Issuer Risk – The value of a security may decline for a number of reasons directly related to the issuer of the security.
• Index Fund Risk – The underlying funds generally do not attempt to manage market volatility or reduce the effects of poor performance. In addition, factors such as fund expenses, selection of a representative portfolio, changes in the composition of the index, or the timing of purchases or redemptions of fund shares may affect the correlation between the performance of the index and the fund's performance.
• Capitalization Risk – Investing in small- to mid-sized companies creates risk because smaller companies may have unpredictable or limited earnings, and their securities may be less liquid or experience more volatile prices than those of large companies.
• Foreign Risk – Investing in the securities of non-U.S. issuers involves a number of risks, such as fluctuations in currency values, adverse political, social or economic developments, and differences in social and economic developments or policies.
• Depositary Receipt Risk – Depositary receipts involve many of the same risks as those associated with direct investment in foreign securities.
• Currency Risk – Investing in securities that trade in and receive revenues in foreign currencies creates risk because foreign currencies may decline relative

Target Fund	Destination Fund
the underlying commodity, instruments, or measures.
to the U.S. dollar, resulting in a potential loss to the fund. In the case of hedging positions, the U.S. dollar may decline in value relative to the currency that has been hedged.
• Interest Rate Risk – Debt securities held by a fund may decline in value due to rising interest rates. Interest rates in the U.S. recently have been at, or near, historic lows, which may increase the fund's exposure to risks related to rising rates.
• Credit Risk – The failure of the issuer of a debt security to pay interest or repay principal in a timely manner may have an adverse impact on a fund's earnings.
• Income Risk – Falling interest rates may cause a fund's income to decline.
• Call Risk – If interest rates fall, issuers of callable debt securities are more likely to prepay prior to the maturity date. A fund may not be able to reinvest the proceeds from the prepayment in investments that will generate the same level of income.
• Extension Risk – If interest rates rise, debt securities may be paid in full more slowly than anticipated.
• Derivatives Risk – Certain underlying funds may invest in derivative instruments, which involves risks that may be different from or greater than the risks associated with investing directly in securities or other traditional investments.
• Leveraging Risk – Certain underlying funds may engage in certain kinds of transactions, including the use of derivatives, that may give rise to a form of leverage. The use of leverage may require a fund to liquidate a portfolio position at a disadvantageous time or may exaggerate the effect of any increase or decrease in the value of the fund's portfolio securities.
• Liquidity Risk – An investment that is difficult to purchase or sell may have an adverse effect on the fund's returns.
• Mortgage-Related and Other Asset-Backed Risk – Investing in mortgage-related or other asset-backed securities involves a variety of risks associated with the credit markets, such as rising or falling interest rates, increases in the rate of defaults or prepayments, and the quality of the pool of mortgages (subprime risk) or other assets that back the security.
• Portfolio Turnover – Certain underlying funds may trade portfolio securities frequently, which could result in higher transaction costs and could adversely affect the fund's performance.
• Private Placed Securities Risk – Certain underlying funds may invest in privately placed securities, which are subject to resale restrictions.

Target Fund	Destination Fund

• Repurchase Agreements and Purchase and Sale Contracts Risk – If the other party to a repurchase agreement or purchase and sale contract defaults on its obligation under the agreement, a fund may suffer delays and incur costs or lose money in exercising its rights under the agreement. If the seller fails to repurchase the security in ether situation and the market value of the security declines, the fund may lose money.
• Sovereign Debt Risk – Sovereign debt instruments are subject to the risk that a governmental entity may delay or refuse to pay interest or repay principal on its sovereign debt, due, for example, to cash flow problems, insufficient foreign currency reserves, political considerations, the relative size of the governmental entity's debt position in relation to the economy or the failure to put in place economic reforms required by the International Monetary Fund or other multilateral agencies.
• U.S. Government Obligations Risk – Certain securities in which an underlying fund may invest, including securities issued by certain government agencies and government sponsored enterprises, are not guaranteed by the U.S. Government or supported by the full faith and credit of the United States.

• Focused Investments Risk – Certain underlying funds may invest in a relatively small number of issuers, industries, or regions which involves added risk. Changes in the value of a single security or a single economic, political, or regulatory event may have a large impact on the value of the fund's portfolio.

Proposed Substitution 7
Target Fund	Destination Fund
Franklin Founding Funds Allocation VIP Fund, Class 2	AZL Moderate Index Strategy Fund, Class 1[18]
Investment Objective Capital appreciation. Its secondary goal is income.	Investment Objective The Fund seeks long-term capital appreciation.
Principal Investment Strategy
The Fund is a "fund of funds" meaning that it seeks to achieve its investment goals by investing its assets in a combination of Class 1 shares of the Franklin Income VIP Fund (33 1/3%), Franklin Mutual Shares VIP Fund (33 1/3%) and Templeton Growth VIP Fund (33 1/3%) (underlying funds). The Fund makes equal allocations to each of the underlying funds on a fixed percentage basis. The administrator rebalances the Fund's investments in the underlying funds periodically and may recommend to the Fund's board of trustees additional or different underlying funds for investment (without the approval of shareholders). These underlying funds, in turn, invest primarily in U.S. and foreign equity securities, and, to a lesser extent, fixed income and money market securities, each following a value oriented approach.

Franklin Income VIP Fund
The fund seeks to maximize income while maintaining prospects for capital appreciation by investing, under normal market conditions, in a diversified portfolio of debt and equity securities. The fund may shift its investments from one asset class to another based on the investment manager's analysis of the best opportunities in a given market. The fund seeks income by investing in debt securities such as corporate, foreign and U.S. Treasury bonds, as well as stocks with dividend yields the investment manager believes are attractive. The fund maintains the flexibility to invest in securities of companies from a variety of sectors, but from time to time, based on economic conditions, the fund may have significant investments in particular sectors. The fund may invest up to 100% of its assets in debt securities that are rated below investment grade (also known as "junk bonds"). The fund may also invest up to 25% of its assets in foreign securities.

Franklin Mutual Shares VIP Fund
The fund's principal investment goal is capital

Principal Investment Strategy
The Fund is a fund of funds that seeks to achieve its investment objective by investing primarily in a combination of five underlying index funds:

FUND (TARGET ALLOCATION)
• AZL Enhanced Bond Index Fund (40%)
• AZL S&P 500 Index Fund (31.5%)
• AZL International Index Fund (15%)
• AZL Mid Cap Index Fund (9%)
• AZL Small Cap Stock Index Fund (4.5%)

The AZL Enhanced Bond Index Fund is a bond index fund, subadvised by BlackRock Financial Management, LLC; the other four underlying funds are equity index funds, subadvised by BlackRock Investment Management, LLC. Therefore, under normal market conditions, the Fund will allocate approximately 60% of its assets in the underlying equity index funds and approximately 40% of its assets in the underlying bond index fund. These target allocations represent the Fund's long-term strategic asset allocation, which is not expected to change under normal market conditions.

The investment results of the underlying funds will vary. As a result, the Manager monitors the actual allocations to the underlying funds daily and periodically adjusts the actual allocations to attempt to achieve the target allocation. Generally, the Manager will seek to maintain the actual fund allocations to target using the cash flows that result from contract holders buying or selling shares in the Fund. However, if cash flows were insufficient to maintain the target allocations, the Manager would then buy or sell underlying funds as necessary to attempt to return the Fund's actual asset allocations to the targets. Generally, the actual allocations will not be more than 10% above or below the targets.

The AZL Enhanced Bond Index Fund under normal circumstances invests in a combination of securities with an overall weighting close to the capitalization weights of

18 Prior to October 14, 2016, this Fund was known as AZL Invesco Equity and Income Fund.

Target Fund	Destination Fund
appreciation and its secondary goal is income. Under normal market conditions, the fund invests primarily in equity securities (including securities convertible into, or that the investment manager expects to be exchanged for, common or preferred stock) of U.S. and foreign companies that the investment manager believes are available at market prices less than their value based on certain recognized or objective criteria (intrinsic value). The fund invests primarily in undervalued securities and, to a lesser extent, in merger arbitrage securities and the debt and equity of distressed companies. The fund generally invests the equity portion of its portfolio primarily to predominantly in companies with market capitalization values greater than $5 billion, with a portion or significant amount of its assets in smaller companies. The fund may invest a significant portion of its assets in foreign investments. Although the investment manager searches for investments across a large number of sectors, from time to time, based on economic conditions, the fund may have significant positions in particular sectors. The fund may also use certain derivative instruments such as forward foreign currency exchange contracts and currency futures contracts, to hedge against currency or market risks.

Templeton Growth VIP Fund
The fund seeks long-term capital growth. Under normal market conditions, the fund invests predominantly in the equity securities of companies located anywhere in the world, including those in developing markets. The equity securities in which the Fund primarily invests are common stock. The Fund may invest in companies of any size, including small and medium capitalization companies. Although the fund seeks investments across a number of countries and sectors, from time to time, based on economic conditions, the fund may have significant positions in particular countries or sectors.

the Bloomberg Barclays U.S. Aggregate Bond Index (the "Index"). Under normal market conditions, the Fund invests at least 80% of its net assets in investment-grade debt securities (those of medium and high quality) of all types and repurchase agreements for those securities. Further, under normal circumstances, the Fund invests at least 80% of the value of its net assets in securities or other financial instruments that are components of or have economic characteristics similar to the securities included in the Index.

The AZL S&P 500 Index Fund under normal circumstances invests at least 80% of the value of its net assets in the securities of or in a statistically selected sampling of the securities of companies included in the S&P 500 Index or in derivative instruments linked to that Index.

The AZL Mid Cap Index Fund under normal circumstances invests at least 80% of the value of its net assets in a statistically selected sampling of equity securities of companies included in the S&P 400 Index and in derivative instruments linked to the S&P 400 Index, primarily futures contracts.

The AZL Small Cap Stock Index Fund under normal market conditions invests at least 80% of its assets, plus any borrowings for investment purposes, in investments of small-capitalization companies, which for this purpose are companies with market capitalizations (the total market value of a company's outstanding stock) at the time of purchase included in the S&P SmallCap 600 Index.

The AZL International Index Fund under normal circumstances invests at least 80% of the value of its net assets in a statistically selected sampling of equity securities of companies included in the MSCI EAFE Index and in derivative instruments linked to the MSCI EAFE Index, primarily futures contracts.

Principal Risks

Investing in Underlying Funds  Because the Fund invests in underlying funds, and the Fund's performance is directly related to the performance of the underlying funds held by it, the ability of the Fund to achieve its investment goals is directly related to the ability of the underlying funds to meet their investment goals. In addition, shareholders of the Fund will indirectly bear the fees and expenses of the underlying funds. The risks described below are the principal risks of the Fund (directly for "Market" risk and indirectly through its investment in underlying funds for all other risks) and the underlying funds. For

Principal Risks

The following is a summary of the principal risks to which the Fund's portfolio as a whole is subject. If changes occur in a Fund's portfolio holdings, the extent to which the portfolio is subject to each of these risks may also change.

• Allocation Risk – The risk associated with the Manager's decisions regarding how the Fund's assets should be allocated among the various underlying funds, which could cause the Fund to underperform other funds with similar investment objectives. There can be no guarantee that investment decisions made by the Manager will

Target Fund	Destination Fund
purposes of the discussion below, "Fund" means the Fund and/or one or more of the underlying funds in which the Fund invests, as applicable.

Market  The market values of securities or other investments owned by the Fund will go up or down, sometimes rapidly or unpredictably. The market value of a security or other investment may be reduced by market activity or other results of supply and demand unrelated to the issuer. This is a basic risk associated with all securities. When there are more sellers than buyers, prices tend to fall. Likewise, when there are more buyers than sellers, prices tend to rise.

Stock prices tend to go up and down more dramatically than those of debt securities. A slower-growth or recessionary economic environment could have an adverse effect on the prices of the various stocks held by the Fund.

Value Style Investing  A value stock may not increase in price as anticipated by the investment manager if other investors fail to recognize the company's value and bid up the price, the markets favor faster-growing companies, or the factors that the investment manager believes will increase the price of the security do not occur.

Foreign Securities  Investing in foreign securities typically involves more risks than investing in U.S. securities, and includes risks associated with: internal and external political and economic developments – e.g., the political, economic and social policies and structures of some foreign countries may be less stable and more volatile than those in the U.S. or some foreign countries may be subject to trading restrictions or economic sanctions; trading practices – e.g., government supervision and regulation of foreign securities and currency markets, trading systems and brokers may be less than in the U.S.; availability of information – e.g., foreign issuers may not be subject to the same disclosure, accounting and financial reporting standards and practices as U.S. issuers; limited markets – e.g., the securities of certain foreign issuers may be less liquid (harder to sell) and more volatile; and currency exchange rate fluctuations and policies. The risks of foreign investments may be greater in developing or emerging market countries.

Focus  To the extent that the Fund focuses on particular countries, regions, industries, sectors or types of investment from time to time, the Fund may be subject to greater risks of adverse developments in such areas of focus than a fund that invests in a wider produce the desired results. Further, because the Manager has limited discretion to change the underlying fund allocations under normal market conditions, the Fund might underperform comparable funds of funds for which the fund's manager has discretion to adjust allocations to underlying funds.
• Fund of Funds Risk – The Fund, as a shareholder of the underlying funds, indirectly bears its proportionate share of any investment management fees and other expenses of the underlying funds. Further due to the fees and expenses paid by the Fund, as well as small variations in the Fund's actual allocations to the underlying funds and any cash held in the Fund's portfolio, the performance and income distributions of the Fund will not be the same as the performance and income distributions of the underlying funds allocated according to the target allocations described here.

In addition, the Fund bears the investment risks of the investments of the underlying funds. The principal risks of the underlying funds are:
• Market Risk – The market value of portfolio securities may go up or down, sometimes rapidly and unpredictably.
• Issuer Risk – The value of a security may decline for a number of reasons directly related to the issuer of the security.
• Index Fund Risk – The underlying funds generally do not attempt to manage market volatility or reduce the effects of poor performance. In addition, factors such as fund expenses, selection of a representative portfolio, changes in the composition of the index, or the timing of purchases or redemptions of fund shares may affect the correlation between the performance of the index and the fund's performance.
• Capitalization Risk – Investing in small- to mid-sized companies creates risk because smaller companies may have unpredictable or limited earnings, and their securities may be less liquid or experience more volatile prices than those of large companies.
• Foreign Risk – Investing in the securities of non-U.S. issuers involves a number of risks, such as fluctuations in currency values, adverse political, social or economic developments, and differences in social and economic developments or policies.
• Depositary Receipt Risk – Depositary receipts involve many of the same risks as those associated with direct investment in foreign securities.

• Currency Risk – Investing in securities that trade in and receive revenues in foreign currencies creates

Target Fund	Destination Fund
variety of countries, regions, industries, sectors or investments.

Smaller and Midsize Companies  Securities issued by smaller and midsize companies may be more volatile in price than those of larger companies, involve substantial risks and should be considered speculative. Such risks may include greater sensitivity to economic conditions, less certain growth prospects, lack of depth of management and funds for growth and development, and limited or less developed product lines and markets. In addition, smaller and midsize companies may be particularly affected by interest rate increases, as they may find it more difficult to borrow money to continue or expand operations, or may have difficulty in repaying any loans.

Derivative Instruments  The performance of derivative instruments depends largely on the performance of an underlying instrument, such as a currency, security, interest rate or index, and such instruments often have risks similar to the underlying instrument, in addition to other risks. Derivatives involve costs and can create economic leverage in the Fund's portfolio which may result in significant volatility and cause the Fund to participate in losses (as well as gains) in an amount that exceeds the Fund's initial investment. Other risks include illiquidity, mispricing or improper valuation of the derivative instrument, and imperfect correlation between the value of the derivative and the underlying instrument so that the Fund may not realize the intended benefits. When a derivative is used for hedging, the change in value of the derivative may also not correlate specifically with the currency, security, interest rate, index or other risk being hedged. Derivatives also may present the risk that the other party to the transaction will fail to perform.

Income  Because the Fund can only distribute what it earns, the Fund's distributions to shareholders may decline when prevailing interest rates fall or when the Fund experiences defaults on debt securities it holds.

Credit  An issuer of debt securities may fail to make interest payments or repay principal when due, in whole or in part. Changes in an issuer's financial strength or in a security's credit rating may affect a security's value.

Interest Rate  When interest rates rise, debt security prices generally fall. The opposite is also generally true: debt security prices rise when interest rates fall. Interest rate changes are influenced by a number of risk because foreign currencies may decline relative to the U.S. dollar, resulting in a potential loss to the fund. In the case of hedging positions, the U.S. dollar may decline in value relative to the currency that has been hedged.
• Interest Rate Risk – Debt securities held by a fund may decline in value due to rising interest rates. Interest rates in the U.S. recently have been at, or near, historic lows, which may increase the fund's exposure to risks related to rising rates.
• Credit Risk – The failure of the issuer of a debt security to pay interest or repay principal in a timely manner may have an adverse impact on a fund's earnings.
• Income Risk – Falling interest rates may cause a fund's income to decline.
• Call Risk – If interest rates fall, issuers of callable debt securities are more likely to prepay prior to the maturity date. A fund may not be able to reinvest the proceeds from the prepayment in investments that will generate the same level of income.
• Extension Risk – If interest rates rise, debt securities may be paid in full more slowly than anticipated.
• Derivatives Risk – Certain underlying funds may invest in derivative instruments, which involves risks that may be different from or greater than the risks associated with investing directly in securities or other traditional investments.
• Leveraging Risk – Certain underlying funds may engage in certain kinds of transactions, including the use of derivatives, that may give rise to a form of leverage. The use of leverage may require a fund to liquidate a portfolio position at a disadvantageous time or may exaggerate the effect of any increase or decrease in the value of the fund's portfolio securities.
• Liquidity Risk – An investment that is difficult to purchase or sell may have an adverse effect on the fund's returns.
• Mortgage-Related and Other Asset-Backed Risk – Investing in mortgage-related or other asset-backed securities involves a variety of risks associated with the credit markets, such as rising or falling interest rates, increases in the rate of defaults or prepayments, and the quality of the pool of mortgages (subprime risk) or other assets that back the security.
• Portfolio Turnover – Certain underlying funds may trade portfolio securities frequently, which could result in higher transaction costs and could adversely affect the fund's performance.

• Private Placed Securities Risk – Certain underlying funds may invest in privately placed securities,

Target Fund	Destination Fund
factors, including government policy, monetary policy, inflation expectations, perceptions of risk, and supply and demand of bonds. In general, securities with longer maturities or durations are more sensitive to these interest rate changes.

High-Yield Debt Securities  Issuers of lower-rated or "high-yield" debt securities (also known as "junk bonds") are not as strong financially as those issuing higher credit quality debt securities. High-yield debt securities are generally considered predominantly speculative by the applicable rating agencies as their issuers are more likely to encounter financial difficulties and are more vulnerable to changes in the relevant economy, such as a recession or a sustained period of rising interest rates, that could affect their ability to make interest and principal payments when due. The prices of high-yield debt securities generally fluctuate more than those of higher credit quality. High-yield debt securities are generally more illiquid (harder to sell) and harder to value.

Prepayment  Prepayment risk occurs when a debt security can be repaid in whole or in part prior to the security's maturity and the Fund must reinvest the proceeds it receives, during periods of declining interest rates, in securities that pay a lower rate of interest. Also, if a security has been purchased at a premium, the value of the premium would be lost in the event of prepayment. Prepayments generally increase when interest rates fall.

Merger Arbitrage Securities and Distressed Companies  A merger or other restructuring, or a tender or exchange offer, proposed or pending at the time the Fund invests in merger arbitrage securities may not be completed on the terms or within the time frame contemplated, which may result in losses to the Fund. Debt obligations of distressed companies typically are unrated, lower-rated, in default or close to default and are generally more likely to become worthless than the securities of more financially stable companies.

Management  The underlying funds are subject to management risk because they are each an actively managed investment portfolio. Each underlying funds' investment manager will apply investment techniques and risk analyses in making investment decisions for the underlying fund, but there can be no guarantee that these decisions will produce the desired results.

which are subject to resale restrictions.
• Repurchase Agreements and Purchase and Sale Contracts Risk – If the other party to a repurchase agreement or purchase and sale contract defaults on its obligation under the agreement, a fund may suffer delays and incur costs or lose money in exercising its rights under the agreement. If the seller fails to repurchase the security in ether situation and the market value of the security declines, the fund may lose money.
• Sovereign Debt Risk – Sovereign debt instruments are subject to the risk that a governmental entity may delay or refuse to pay interest or repay principal on its sovereign debt, due, for example, to cash flow problems, insufficient foreign currency reserves, political considerations, the relative size of the governmental entity's debt position in relation to the economy or the failure to put in place economic reforms required by the International Monetary Fund or other multilateral agencies.
• U.S. Government Obligations Risk – Certain securities in which an underlying fund may invest, including securities issued by certain government agencies and government sponsored enterprises, are not guaranteed by the U.S. Government or supported by the full faith and credit of the United States.

• Focused Investments Risk – Certain underlying funds may invest in a relatively small number of issuers, industries, or regions which involves added risk. Changes in the value of a single security or a single economic, political, or regulatory event may have a large impact on the value of the fund's portfolio.

Proposed Substitution 8
Target Fund	Destination Fund
Franklin Income VIP Fund, Class 1 Franklin Income VIP Fund, Class 2	AZL Pyramis Multi-Strategy Fund, Class 1 AZL Pyramis Multi-Strategy Fund, Class 2[19]
Investment Objective To maximize income while maintaining prospects for capital appreciation.	Investment Objective The Fund seeks a high level of current income while maintaining prospects for capital appreciation.
Principal Investment Strategy

Under normal market conditions, the Fund invests in a diversified portfolio of debt and equity securities. The Fund may shift its investments from one asset class to another based on the investment manager's analysis of the best opportunities for the Fund's portfolio in a given market. The equity securities in which the Fund invests consist primarily of common stocks. Debt securities include all varieties of fixed, floating and variable rate instruments, including secured and unsecured bonds, bonds convertible into common stock, senior floating rate and term loans, mortgage-backed securities and other asset-backed securities, debentures, and shorter term instruments. The Fund seeks income by selecting investments such as corporate, foreign and U.S. Treasury bonds, as well as stocks with dividend yields the investment manager believes are attractive. The Fund may invest up to 100% of its total assets in debt securities that are rated below investment grade (also known as "junk bonds"), including a portion in defaulted securities. The Fund maintains the flexibility to invest in securities of companies from a variety of sectors, but from time to time, based on economic conditions, the Fund may have significant investments in particular sectors. The Fund may also invest up to 25% of its assets in foreign securities, either directly or through depositary receipts.

The Fund may invest up to 15% of its net assets in equity-linked notes, which are hybrid derivative-type instruments that are specially designed to combine the characteristics of one or more reference securities (usually a single stock, a stock index or a basket of stocks (underlying securities)) and a related equity derivative, such as a put or call option, in a single note form.

Principal Investment Strategy

Under normal market conditions, the Fund seeks to achieve its objective by investing in a combination of two strategies. Approximately 60% of the Fund's assets will be managed by the subadviser, FIAM LLC, and invested primarily in investment-grade fixed-income securities (the "Fixed-Income Strategy"), and approximately 40% of the Fund's assets will be allocated to and managed by the sub-subadviser, Geode Capital Management, LLC, and invested primarily in large cap common stocks (the "Equity Strategy"). The percentage allocations to each strategy will be monitored regularly by the Manager, but generally will not exceed plus or minus 3% of the 60%/40% allocation.
The Pyramis® Fixed-Income Strategy
Under normal market conditions, the strategy will invest at least 80% of its net assets in investment-grade debt securities (those of medium and high quality) of all types and repurchase agreements for those securities. Such investments include corporate bonds, U.S. Treasury obligations, U.S. government agency mortgage securities and real estate investment trusts. A portion of the investments may not be publically traded. The subadviser uses the Bloomberg Barclays U.S. Aggregate Bond Index as a guide in structuring the strategy and selecting its investments and manages the strategy to have similar overall interest rate risk to the index. The Bloomberg Barclays U.S. Aggregate Bond Index is a broad-based benchmark that measures the investment grade, U.S. dollar-denominated, fixed-rate taxable bond market. The index includes Treasuries, government-related and corporate securities, mortgage-backed securities (agency fixed-rate and hybrid ARM pass-throughs), asset-backed securities and commercial  mortgage-backed securities (agency and non-agency).

19 Prior to October 14, 2016, this Fund was known as AZL Franklin Templeton Founding Strategy Plus Fund.

Target Fund	Destination Fund
The Fund's investment manager searches for undervalued or out-of-favor securities it believes offer opportunities for income today and significant growth tomorrow. It generally performs independent analysis of the debt securities being considered for the Fund's portfolio, rather than relying principally on the ratings assigned by rating organizations. In analyzing both debt and equity securities, the investment manager considers a variety of factors, including:
• a security's relative value based on such factors as anticipated cash flow, interest or dividend coverage, asset coverage, and earnings prospects;
• the experience and strength of the company's management;
• the company's changing financial condition and market recognition of the change;
• the company's sensitivity to changes in interest rates and business conditions; and
• the company's debt maturity schedules and borrowing requirements.
When choosing equity investments for the Fund, the investment manager applies a "bottom-up," value oriented, long-term approach, focusing on the market price of a company's securities relative to the investment manager's evaluation of the company's long-term earnings, asset value and cash flow potential. The investment manager also considers a company's price/earnings ratio, profit margins and liquidation value.

The subadviser considers other factors when selecting strategy investments, including the credit quality of the issuer, security-specific features and the subadviser's assessment of whether the investment is undervalued. In managing the strategy's exposure to various risks, including interest rate risk, the subadviser considers, among other things, the market's overall risk characteristics, the market's current pricing of those risks, and internal views of potential future market conditions.
The strategy's assets may be allocated among different market sectors (for example, corporate, asset-backed, or government securities) and different maturities based on the subadviser's view of the relative value of each sector or maturity.
The strategy's assets may be invested in securities of foreign issuers, denominated in U.S. dollars or in local currency, in addition to securities of domestic issuers.
The strategy may invest significantly in derivatives instruments, such as interest rate swaps, total return swaps, credit default swaps, and futures contracts (both long and short positions) on securities and indexes, and in forward-settling securities. Such investments may give rise to a form of leverage, particularly when the strategy does not own the assets, instruments or components underlying the derivative instruments. Depending on the subadviser's outlook and market conditions, the strategy may invest in derivatives instruments in order to gain exposure to assets, instruments, or indexes, interest rates, or credit qualities.
The strategy also may invest up to 20% of its assets in lower-quality debt securities, sometimes called "junk bonds."
To earn additional income for the strategy, the subadviser may use a trading strategy that involves selling (or buying) mortgage securities and simultaneously agreeing to purchase (or sell) mortgage securities on a later date at a set price. This trading strategy may increase interest rate exposure and result in an increased portfolio turnover rate which increases transaction costs and may increase taxable gains.
The Geode Equity Strategy
The sub-subadviser normally invests at least 80% of the strategy's assets in common stocks included in the S&P 500® Index. The S&P 500® Index is a market

Target Fund	Destination Fund

capitalization-weighted index of 500 common stocks chosen for market size, liquidity, and industry group representation to represent U.S. equity performance.
A company's market capitalization is based on its current market capitalization or its market capitalization at the time of the Fund's investment. Companies whose capitalization falls below this level after purchase continue to be considered to have a large market capitalization. The size of the companies in an index changes with market conditions and the composition of the index.
The sub-subadviser will also invest in securities of issuers that are not part of the S&P 500® Index. The sub-subadviser considers the strategy's security, industry, and market capitalization weightings relative to the index. In buying and selling securities for the strategy, the sub-subadviser seeks to outperform the S&P 500® Index by, in general, quantitatively evaluating factors such as historical valuation, momentum, profitability, and other factors. The portfolio managers incorporate these analyses using a proprietary program to construct the optimal portfolio holdings and further manage benchmark relative risks. The portfolio managers will generally attempt to overweight securities with positive characteristics identified in the evaluation process and underweight securities with negative characteristics.
The sub-subadviser may invest the strategy's assets in securities of foreign issuers in addition to securities of domestic issuers.

The sub-subadviser may also use various techniques, such as buying and selling futures contracts and swaps, to increase or decrease the strategy's exposure to changing security prices or other factors that affect security values.

Principal Risks
Market  The market values of securities or other investments owned by the Fund will go up or down, sometimes rapidly or unpredictably. The market value of a security or other investment may be reduced by market activity or other results of supply and demand unrelated to the issuer. This is a basic risk associated with all securities. When there are more sellers than buyers, prices tend to fall. Likewise, when there are more buyers than sellers, prices tend to rise. Stock prices tend to go up and down more dramatically than those of debt securities. A slower-growth or recessionary economic environment could have an

Principal Risks

The following is a summary of the principal risks to which the Fund's portfolio as a whole is subject. As changes occur in a Fund's portfolio holdings, the extent to which the portfolio is subject to each of these risks may also change.
• Market Risk The market value of portfolio securities may go up or down, sometimes rapidly and unpredictably.
• Issuer Risk The value of a security may decline for a number of reasons directly related to the issuer of the security.
• Selection Risk Because this Fund is actively managed

Target Fund	Destination Fund
by the Fund.

High-Yield Debt Securities  Issuers of lower-rated or "high-yield" debt securities (also known as "junk bonds") are not as strong financially as those issuing higher credit quality debt securities. High-yield debt securities are generally considered predominantly speculative by the applicable rating agencies as their issuers are more likely to encounter financial difficulties and are more vulnerable to changes in the relevant economy, such as a recession or a sustained period of rising interest rates, that could affect their ability to make interest and principal payments when due. The prices of high-yield debt securities generally fluctuate more than those of higher credit quality. High-yield debt securities are generally more illiquid (harder to sell) and harder to value.

Interest Rate  When interest rates rise, debt security prices generally fall. The opposite is also generally true: debt security prices rise when interest rates fall. Interest rate changes are influenced by a number of factors, including government policy, monetary policy, inflation expectations, perceptions of risk, and supply and demand of bonds. In general, securities with longer maturities or durations are more sensitive to these interest rate changes.

Credit  An issuer of debt securities may fail to make interest payments or repay principal when due, in whole or in part. Changes in an issuer's financial strength or in a security's credit rating may affect a security's value.

Income  Because the Fund can only distribute what it earns, the Fund's distributions to shareholders may decline when prevailing interest rates fall, when dividend income from investments in stocks decline, or when the Fund experiences defaults on debt securities it holds.

Prepayment  Prepayment risk occurs when a debt security can be repaid in whole or in part prior to the security's maturity and the Fund must reinvest the proceeds it receives, during periods of declining interest rates, in securities that pay a lower rate of interest. Also, if a security has been purchased at a premium, the value of the premium would be lost in the event of prepayment. Prepayments generally increase when interest rates fall.

there can be no guarantee that investment decisions made for the fund will produce the desired results.
• Interest Rate Risk Debt securities held by the Fund may decline in value due to rising interest rates. Interest rates are at, or near, historic lows, which may increase the Fund's exposure to risks related to rising rates.
• Credit Risk The failure of the issuer of a debt security to pay interest or repay principal in a timely manner may have an adverse impact on the Fund's earnings.
• Private Placed Securities Risk The Fund may invest in privately placed securities, which are subject to resale restrictions.
• Call Risk If interest rates fall, issuers of callable debt securities are more likely to prepay prior to the maturity date. The Fund may not be able to reinvest the proceeds from the prepayment in investments that will generate the same level of income.
• Extension Risk If interest rates rise, debt securities may be paid in full more slowly than anticipated.
• Foreign Risk Investing in the securities of non-U.S. issuers involves a number of risks, such as fluctuations in currency values, adverse political, social or economic developments, and differences in social and economic developments or policies.
• Derivatives Risk Investing in derivative instruments involves risks that may be different from or greater than the risks associated with investing directly in securities or other traditional investments.
• Leveraging Risk The Fund may engage in certain kinds of transactions, including the use of derivatives, that may give rise to a form of leverage. The use of leverage may require the Fund to liquidate a portfolio position at a disadvantageous time or may exaggerate the effect of any increase or decrease in the value of the Fund's portfolio securities.
• Portfolio Turnover The Fund may trade its portfolio securities frequently, which could result in higher transaction costs and could adversely affect the Fund's performance.
• Asset-Backed Securities Risk Asset-backed securities represent interests in "pools" of assets, including consumer loans or receivables held in trust. Asset-backed securities are subject to credit, interest rate, prepayment and extension risks. These securities also are subject to risk of default of the underlying asset, particularly during periods of economic downturn.
• Security Quality Risk The Fund may invest in high yield, high risk debt securities, which may be subject to higher levels of credit and liquidity risk than higher quality debt securities. Security quality risk is sometimes known as "high-yield risk" or "junk bond risk."

Target Fund	Destination Fund
Foreign Securities  Investing in foreign securities typically involves more risks than investing in U.S. securities, including risks related to currency exchange rates and policies, country or government specific issues, less favorable trading practices or regulation and greater price volatility. Certain of these risks also may apply to securities of U.S. companies with significant foreign operations.

Focus  To the extent that the Fund focuses on particular countries, regions, industries, sectors or types of investment from time to time, the Fund may be subject to greater risks of adverse developments in such areas of focus than a fund that invests in a wider variety of countries, regions, industries, sectors or investments.

Equity-Linked Notes (ELNs)  ELNs may not perform as expected and could cause the Fund to realize significant losses including its entire principal investment. Other risks include counterparty risk, liquidity risk and imperfect correlation between ELNs and the underlying securities.

Management  The Fund is subject to management risk because it is an actively managed investment portfolio. The Fund's investment manager applies investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that these decisions will produce the desired results.

Value Style Investing  A value stock may not increase in price as anticipated by the investment manager if other investors fail to recognize the company's value and bid up the price, the markets favor faster-growing companies, or the factors that the investment manager believes will increase the price of the security do not occur.

• Income Risk Falling interest rates may cause the Fund's income to decline.
• Liquidity Risk An investment that is difficult to purchase or sell may have an adverse effect on the Fund's returns.
• Mortgage-Related and Other Asset-Backed Risk Investing in mortgage-related or other asset-backed securities involves a variety of risks associated with the credit markets, such as rising or falling interest rates, increases in the rate of defaults or prepayments, and the quality of the pool of mortgages (subprime risk) or other assets that back the security.
• U.S. Government Obligations Risk Certain securities in which the Fund may invest, including securities issued by certain government agencies and government sponsored enterprises, are not guaranteed by the U.S. Government or supported by the full faith and credit of the United States.
• Real Estate Investments Risk The performance of investments in real estate depends on the overall strength of the real estate market, the management of real estate investments trusts (REITs), and property management, all of which can be affected by a variety of factors, including national and regional economic conditions.
• Sovereign Debt Risk Sovereign debt instruments are subject to the risk that a governmental entity may delay or refuse to pay interest or repay principal on its sovereign debt, due, for example, to cash flow problems, insufficient foreign currency reserves, political considerations, the relative size of the governmental entity's debt position in relation to the economy or the failure to put in place economic reforms required by the International Monetary Fund or other multilateral agencies.
• Currency Risk Investing in securities that trade in and receive revenues in foreign currencies creates risk because foreign currencies may decline relative to the U.S. dollar, resulting in a potential loss to the Fund. In the case of hedging positions, the U.S. dollar may decline in value relative to the currency that has been hedged.
• Quantitative Investing Risk The value of securities selected using quantitative analysis can react differently to issuer, political, market, and economic developments than the market as a whole or securities selected using only fundamental analysis. The factors used in quantitative analysis and the weight placed on those factors may not be predictive of a security's value. In addition, factors that affect a security's value can change over time and these changes may not be reflected in the quantitative model.

Proposed Substitution 9
Target Fund	Destination Fund
PIMCO All Asset Portfolio, Administrative Class	AZL Pyramis Multi-Strategy Fund, Class 2[20]
Investment Objective The Portfolio seeks maximum real return, consistent with preservation of real capital and prudent investment management.	Investment Objective The Fund seeks a high level of current income while maintaining prospects for capital appreciation.
Principal Investment Strategy
The Portfolio is a "fund of funds," which is a term used to describe mutual funds that pursue their investment objective by investing in other mutual funds. The Portfolio seeks to achieve its investment objective by investing under normal circumstances substantially all of its assets in Institutional Class or Class M shares of any funds of PIMCO Funds or PIMCO Equity
Series, an affiliated open-end investment company, except other funds of funds, or shares of any actively-managed funds of the PIMCO ETF Trust, an affiliated investment company (collectively, "Underlying PIMCO Funds"). As used in the investment objective, "real return" equals total return less the estimated cost of inflation, which is typically measured by the change in an official inflation measure, and "real capital" equals capital less the estimated cost of inflation measured by the change in an official inflation measure. In addition to investing in Underlying PIMCO Funds, at the discretion of Pacific Investment Management Company LLC ("PIMCO") and without shareholder approval, the Portfolio may invest in additional Underlying PIMCO Funds created in the future.
The Portfolio invests its assets in shares of the Underlying PIMCO Funds and does not invest directly in stocks or bonds of other issuers. Research Affiliates, LLC, the Portfolio's asset allocation sub-adviser, determines how the Portfolio allocates and reallocates its assets among the Underlying PIMCO Funds. In doing so, the asset allocation sub-adviser seeks concurrent exposure to a broad spectrum of asset classes.
Investments in Underlying PIMCO Funds. The Portfolio may invest in any or all of the Underlying PIMCO Funds, but will not normally invest in every Underlying PIMCO Fund at any particular time. The Portfolio's investment in a particular Underlying PIMCO Fund normally will not exceed 50% of its total assets. The Portfolio will not invest in the Short

Principal Investment Strategy
Under normal market conditions, the Fund seeks to achieve its objective by investing in a combination of two strategies. Approximately 60% of the Fund's assets will be managed by the subadviser, FIAM LLC, and invested primarily in investment-grade fixed-income securities (the "Fixed-Income Strategy"), and approximately 40% of the Fund's assets will be allocated to and managed by the sub-subadviser, Geode Capital Management, LLC, and invested primarily in large cap common stocks (the "Equity Strategy"). The percentage allocations to each strategy will be monitored regularly by the Manager, but generally will not exceed plus or minus 3% of the 60%/40% allocation.
The Pyramis® Fixed-Income Strategy
Under normal market conditions, the strategy will invest at least 80% of its net assets in investment-grade debt securities (those of medium and high quality) of all types and repurchase agreements for those securities. Such investments include corporate bonds, U.S. Treasury obligations, U.S. government agency mortgage securities and real estate investment trusts. A portion of the investments may not be publically traded. The subadviser uses the Bloomberg Barclays U.S. Aggregate Bond Index as a guide in structuring the strategy and selecting its investments and manages the strategy to have similar overall interest rate risk to the index. The Bloomberg Barclays U.S. Aggregate Bond Index is a broad-based benchmark that measures the investment grade, U.S. dollar-denominated, fixed-rate taxable bond market. The index includes Treasuries, government-related and corporate securities, mortgage-backed securities (agency fixed-rate and hybrid ARM pass-throughs), asset-backed securities and commercial  mortgage-backed securities (agency and non-agency).
The subadviser considers other factors when selecting strategy investments, including the credit quality of the issuer, security-specific features and the subadviser's assessment of whether the investment is undervalued. In

20 Prior to October 14, 2016, this Fund was known as AZL Franklin Templeton Founding Strategy Plus Fund.

Target Fund	Destination Fund
Strategy Underlying PIMCO Funds, which seek to gain a negative exposure to an asset class such as equities or commodities. The Portfolio's combined investments in the Equity-Related Underlying PIMCO Funds will not exceed 50% of its total assets. In addition, the Portfolio's combined investments in Inflation-Related Underlying PIMCO Funds, which seek to gain exposure to an asset class such as U.S. Treasury Inflation-Protected Securities ("TIPS"), commodities, or real estate, normally will not exceed 75% of its total assets.
Asset Allocation Investment Process. The Portfolio's assets are not allocated according to a predetermined blend of shares of the Underlying PIMCO Funds. Instead, when making allocation decisions among the
Underlying PIMCO Funds, the Portfolio's asset allocation sub-adviser considers various quantitative and qualitative data relating to the U.S. and foreign economies and securities markets. Such data includes projected growth trends in the U.S. and foreign economies, forecasts for interest rates and the relationship between short- and long-term interest rates (yield curve), current and projected trends in inflation, relative valuation levels in the equity and fixed income markets and various segments within those markets, the outlook and projected growth of various industrial sectors, information relating to business cycles, borrowing needs and the cost of capital, political trends, data relating to trade balances and labor information. The Portfolio's asset allocation sub-adviser has the flexibility to reallocate the Portfolio's assets among any or all of the asset class exposures represented by the Underlying PIMCO Funds based on its ongoing analyses of the equity, fixed income and commodity markets. While these analyses are performed daily, material shifts in asset class exposures typically take place over longer periods of time.

managing the strategy's exposure to various risks, including interest rate risk, the subadviser considers, among other things, the market's overall risk characteristics, the market's current pricing of those risks, and internal views of potential future market conditions.
The strategy's assets may be allocated among different market sectors (for example, corporate, asset-backed, or government securities) and different maturities based on the subadviser's view of the relative value of each sector or maturity.
The strategy's assets may be invested in securities of foreign issuers, denominated in U.S. dollars or in local currency, in addition to securities of domestic issuers.
The strategy may invest significantly in derivatives instruments, such as interest rate swaps, total return swaps, credit default swaps, and futures contracts (both long and short positions) on securities and indexes, and in forward-settling securities. Such investments may give rise to a form of leverage, particularly when the strategy does not own the assets, instruments or components underlying the derivative instruments. Depending on the subadviser's outlook and market conditions, the strategy may invest in derivatives instruments in order to gain exposure to assets, instruments, or indexes, interest rates, or credit qualities.
The strategy also may invest up to 20% of its assets in lower-quality debt securities, sometimes called "junk bonds."
To earn additional income for the strategy, the subadviser may use a trading strategy that involves selling (or buying) mortgage securities and simultaneously agreeing to purchase (or sell) mortgage securities on a later date at a set price. This trading strategy may increase interest rate exposure and result in an increased portfolio turnover rate which increases transaction costs and may increase taxable gains.
The Geode Equity Strategy
The sub-subadviser normally invests at least 80% of the strategy's assets in common stocks included in the S&P 500® Index. The S&P 500® Index is a market capitalization-weighted index of 500 common stocks chosen for market size, liquidity, and industry group representation to represent U.S. equity performance.

A company's market capitalization is based on its current market capitalization or its market capitalization at the time of the Fund's investment. Companies whose capitalization falls below this level after purchase continue to be considered to have a large market capitalization. The size of the companies in an index

Target Fund	Destination Fund

changes with market conditions and the composition of the index.
The sub-subadviser will also invest in securities of issuers that are not part of the S&P 500® Index. The sub-subadviser considers the strategy's security, industry, and market capitalization weightings relative to the index. In buying and selling securities for the strategy, the sub-subadviser seeks to outperform the S&P 500® Index by, in general, quantitatively evaluating factors such as historical valuation, momentum, profitability, and other factors. The portfolio managers incorporate these analyses using a proprietary program to construct the optimal portfolio holdings and further manage benchmark relative risks. The portfolio managers will generally attempt to overweight securities with positive characteristics identified in the evaluation process and underweight securities with negative characteristics.
The sub-subadviser may invest the strategy's assets in securities of foreign issuers in addition to securities of domestic issuers.

The sub-subadviser may also use various techniques, such as buying and selling futures contracts and swaps, to increase or decrease the strategy's exposure to changing security prices or other factors that affect security values.

Principal Risks

Allocation Risk: the risk that a Portfolio could lose money as a result of less than optimal or poor asset allocation decisions as to how its assets are allocated or reallocated. The Portfolio could miss attractive investment opportunities by underweighting markets that subsequently experience significant returns and could lose value by overweighting markets that subsequently experience significant declines.

Fund of Funds Risk: the risk that a Portfolio's performance is closely related to the risks associated with the securities and other investments held by the Underlying PIMCO Funds and that the ability of a Portfolio to achieve its investment objective will depend upon the ability of the Underlying PIMCO Funds to achieve their investment objectives.

Certain principal risks of investing in the Underlying PIMCO Funds, and consequently the Portfolio, which could adversely affect its net asset value, yield and total return, are listed below.

Market Trading Risk: the risk that an active secondary

Principal Risks

The following is a summary of the principal risks to which the Fund's portfolio as a whole is subject. As changes occur in a Fund's portfolio holdings, the extent to which the portfolio is subject to each of these risks may also change.
• Market Risk The market value of portfolio securities may go up or down, sometimes rapidly and unpredictably.
• Issuer Risk The value of a security may decline for a number of reasons directly related to the issuer of the security.
• Selection Risk Because this Fund is actively managed, there can be no guarantee that investment decisions made for the fund will produce the desired results.
• Interest Rate Risk Debt securities held by the Fund may decline in value due to rising interest rates. Interest rates are at, or near, historic lows, which may increase the Fund's exposure to risks related to rising rates.
• Credit Risk The failure of the issuer of a debt security to pay interest or repay principal in a timely manner may have an adverse impact on the Fund's earnings.
• Private Placed Securities Risk The Fund may invest

Target Fund	Destination Fund
trading market for shares of an Underlying PIMCO Fund that is an exchange-traded fund does not continue once developed, that such Underlying PIMCO Fund may not continue to meet a listing exchange's trading or listing requirements, or that such Underlying PIMCO Fund's shares trade at prices other than the Fund's net asset value.

Municipal Project-Specific Risk: the risk that an Underlying PIMCO Fund may be more sensitive to adverse economic, business or political developments if it invests a substantial portion of its assets in the bonds of specific projects (such as those relating to education, health care, housing, transportation, and utilities), industrial development bonds, or in bonds from issuers in a single state.

Municipal Bond Risk: the risk that an Underlying PIMCO Fund may be affected significantly by the economic, regulatory or political developments affecting the ability of issuers of debt securities whose interest is, in the opinion of bond counsel for the issuer at the time of issuance, exempt from federal income tax ("Municipal Bonds") to pay interest or repay principal.

Interest Rate Risk: the risk that fixed income securities will decline in value because of an increase in interest rates; a portfolio with a longer average portfolio duration will be more sensitive to changes in interest rates than a portfolio with a shorter average portfolio duration.

Call Risk: the risk that an issuer may exercise its right to redeem a fixed income security earlier than expected (a call). Issuers may call outstanding securities prior to their maturity for a number of reasons (e.g., declining interest rates, changes in credit spreads and improvements in the issuer's credit quality). If an issuer calls a security that the Portfolio has invested in, the Portfolio may not recoup the full amount of its initial investment and may be forced to reinvest in lower-yielding securities, securities with greater credit risks or securities with other, less favorable features.

Credit Risk: the risk that the Portfolio could lose money if the issuer or guarantor of a fixed income security, or the counterparty to a derivative contract, is unable or unwilling to meet its financial obligations.

High Yield Risk: the risk that high yield securities and unrated securities of similar credit quality (commonly known as "junk bonds") are subject to greater levels of credit, call and liquidity risks. High yield securities in privately placed securities, which are subject to resale restrictions.
• Call Risk If interest rates fall, issuers of callable debt securities are more likely to prepay prior to the maturity date. The Fund may not be able to reinvest the proceeds from the prepayment in investments that will generate the same level of income.
• Extension Risk If interest rates rise, debt securities may be paid in full more slowly than anticipated.
• Foreign Risk Investing in the securities of non-U.S. issuers involves a number of risks, such as fluctuations in currency values, adverse political, social or economic developments, and differences in social and economic developments or policies.
• Derivatives Risk Investing in derivative instruments involves risks that may be different from or greater than the risks associated with investing directly in securities or other traditional investments.
• Leveraging Risk The Fund may engage in certain kinds of transactions, including the use of derivatives, that may give rise to a form of leverage. The use of leverage may require the Fund to liquidate a portfolio position at a disadvantageous time or may exaggerate the effect of any increase or decrease in the value of the Fund's portfolio securities.
• Portfolio Turnover The Fund may trade its portfolio securities frequently, which could result in higher transaction costs and could adversely affect the Fund's performance.
• Asset-Backed Securities Risk Asset-backed securities represent interests in "pools" of assets, including consumer loans or receivables held in trust. Asset-backed securities are subject to credit, interest rate, prepayment and extension risks. These securities also are subject to risk of default of the underlying asset, particularly during periods of economic downturn.
• Security Quality Risk The Fund may invest in high yield, high risk debt securities, which may be subject to higher levels of credit and liquidity risk than higher quality debt securities. Security quality risk is sometimes known as "high-yield risk" or "junk bond risk."
• Income Risk Falling interest rates may cause the Fund's income to decline.
• Liquidity Risk An investment that is difficult to purchase or sell may have an adverse effect on the Fund's returns.
• Mortgage-Related and Other Asset-Backed Risk Investing in mortgage-related or other asset-backed securities involves a variety of risks associated with the credit markets, such as rising or falling interest rates, increases in the rate of defaults or prepayments, and the quality of the pool of mortgages (subprime

Target Fund	Destination Fund
are considered primarily speculative with respect to the issuer's continuing ability to make principal and interest payments, and may be more volatile than higher-rated securities of similar maturity.

Distressed Company Risk: the risk that securities of distressed companies may be subject to greater levels of credit, issuer and liquidity risk than a portfolio that does not invest in such securities. Securities of distressed companies include both debt and equity securities. Debt securities of distressed companies are considered predominantly speculative with respect to the issuers' continuing ability to make principal and interest payments.

Market Risk: the risk that the value of securities owned by the Portfolio may go up or down, sometimes rapidly or unpredictably, due to factors affecting securities markets generally or particular industries.

Issuer Risk: the risk that the value of a security may decline for a reason directly related to the issuer, such as management performance, financial leverage and reduced demand for the issuer's goods or services.

Liquidity Risk: the risk that a particular investment may be difficult to purchase or sell and that the Portfolio may be unable to sell illiquid securities at an advantageous time or price or achieve its desired level of exposure to a certain sector. Liquidity risk may result from the lack of an active market, reduced number and capacity of traditional market participants to make a market in fixed income securities, and may be magnified in a rising interest rate environment or other circumstances where investor redemptions from fixed income mutual funds may be higher than normal, causing increased supply in the market due to selling activity.

Derivatives Risk: the risk of investing in derivative instruments (such as futures, swaps and structured securities), including liquidity, interest rate, market, credit and management risks, mispricing or valuation complexity. Changes in the value of the derivative may not correlate perfectly with, and may be more sensitive to market events than, the underlying asset, rate or index, and the Portfolio could lose more than the initial amount invested. An Underlying PIMCO Fund's use of derivatives may result in losses to the Portfolio, a reduction in the Portfolio's returns and/or increased volatility. Over-the-counter ("OTC") derivatives are also subject to the risk that a counterparty to the transaction will not fulfill its contractual obligations to the other party, as many of risk) or other assets that back the security.
• U.S. Government Obligations Risk Certain securities in which the Fund may invest, including securities issued by certain government agencies and government sponsored enterprises, are not guaranteed by the U.S. Government or supported by the full faith and credit of the United States.
• Real Estate Investments Risk The performance of investments in real estate depends on the overall strength of the real estate market, the management of real estate investments trusts (REITs), and property management, all of which can be affected by a variety of factors, including national and regional economic conditions.
• Sovereign Debt Risk Sovereign debt instruments are subject to the risk that a governmental entity may delay or refuse to pay interest or repay principal on its sovereign debt, due, for example, to cash flow problems, insufficient foreign currency reserves, political considerations, the relative size of the governmental entity's debt position in relation to the economy or the failure to put in place economic reforms required by the International Monetary Fund or other multilateral agencies.
• Currency Risk Investing in securities that trade in and receive revenues in foreign currencies creates risk because foreign currencies may decline relative to the U.S. dollar, resulting in a potential loss to the Fund. In the case of hedging positions, the U.S. dollar may decline in value relative to the currency that has been hedged.
• Quantitative Investing Risk The value of securities selected using quantitative analysis can react differently to issuer, political, market, and economic developments than the market as a whole or securities selected using only fundamental analysis. The factors used in quantitative analysis and the weight placed on those factors may not be predictive of a security's value. In addition, factors that affect a security's value can change over time and these changes may not be reflected in the quantitative model.

Target Fund	Destination Fund
the protections afforded to centrally-cleared derivative transactions might not be available for OTC derivatives. For derivatives traded on an exchange or through a central counterparty, credit risk resides with the creditworthiness of the Portfolio's clearing broker, or the clearinghouse itself, rather than to a counterparty in an OTC derivative transaction. Changes in regulation relating to a mutual fund's use of derivatives and related instruments could potentially limit or impact the Portfolio's ability to invest in derivatives, limit the Portfolio's ability to employ certain strategies that use derivatives and/or adversely affect the value or performance of derivatives and the Portfolio.

Futures Contract Risk: the risk that, while the value of a futures contract tends to correlate with the value of the underlying asset that it represents, differences between the futures market and the market for the underlying asset may result in an imperfect correlation. Futures contracts may involve risks different from, and possibly greater than, the risks associated with investing directly in the underlying assets. The purchase or sale of a futures contract may result in losses in excess of the amount invested in the futures contract.

Model Risk: the risk that an Underlying PIMCO Fund's investment models used in making investment allocation decisions may not adequately take into account certain factors and may result in a decline in the value of an investment in the Underlying PIMCO Fund.

Commodity Risk: the risk that investing in commodity-linked derivative instruments may subject the Portfolio to greater volatility than investments in traditional securities. The value of commodity-linked derivative instruments may be affected by changes in overall market movements, commodity index volatility, changes in interest rates, or factors affecting a particular industry or commodity, such as drought, floods, weather, livestock disease, embargoes, tariffs and international economic, political and regulatory developments.

Equity Risk: the risk that the value of equity securities, such as common stocks and preferred stocks, may decline due to general market conditions which are not specifically related to a particular company or to factors affecting a particular industry or industries. Equity securities generally have greater price volatility than fixed income securities.

Mortgage-Related and Other Asset-Backed Securities

Target Fund	Destination Fund
Risk: the risks of investing in mortgage-related and other asset- backed securities, including interest rate risk, extension risk, prepayment risk, and credit risk.

Foreign (Non-U.S.) Investment Risk: the risk that investing in foreign (non-U.S.) securities may result in the Portfolio experiencing more rapid and extreme changes in value than a portfolio that invests exclusively in securities of U.S. companies, due to smaller markets, differing reporting, accounting and auditing standards, increased risk of delayed settlement of portfolio transactions or loss of certificates of portfolio securities, and the risk of unfavorable foreign government actions, including nationalization, expropriation or confiscatory taxation, currency blockage, or political changes or diplomatic developments. Foreign securities may also be less liquid and more difficult to value than securities of U.S. issuers.

Real Estate Risk: the risk that a Portfolio's investments in Real Estate Investment Trusts ("REITs") or real estate-linked derivative instruments will subject the Portfolio to risks similar to those associated with direct ownership of real estate, including losses from casualty or condemnation, and changes in local and general economic conditions, supply and demand, interest rates, zoning laws, regulatory limitations on rents, property taxes and operating expenses. A Portfolio's investments in REITs or real estate-linked derivative instruments subject it to management and tax risks. In addition, privately traded REITs subject a Portfolio to liquidity and valuation risk.

Emerging Markets Risk: the risk of investing in emerging market securities, primarily increased foreign (non-U.S.) investment risk.

Sovereign Debt Risk: the risk that investments in fixed income instruments issued by sovereign entities may decline in value as a result of default or other adverse credit event resulting from an issuer's inability or unwillingness to make principal or interest payments in a timely fashion.

Currency Risk: the risk that foreign (non-U.S.) currencies will decline in value relative to the U.S. dollar and affect the Portfolio's investments in foreign (non-U.S.) currencies or in securities that trade in, and receive revenues in, or in derivatives that provide exposure to, foreign (non-U.S.) currencies.

Leveraging Risk: the risk that certain transactions of the Portfolio, such as reverse repurchase agreements,

Target Fund	Destination Fund
loans of portfolio securities, and the use of when-issued, delayed delivery or forward commitment transactions, or derivative instruments, may give rise to leverage, magnifying gains and losses and causing the Portfolio to be more volatile than if it had not been leveraged. This means that leverage entails a heightened risk of loss.

Smaller Company Risk: the risk that the value of securities issued by a smaller company may go up or down, sometimes rapidly and unpredictably as compared to more widely held securities, due to narrow markets and limited resources of smaller companies. A Portfolio's investments in smaller companies subject it to greater levels of credit, market and issuer risk.

Issuer Non-Diversification Risk: the risks of focusing investments in a small number of issuers, including being more susceptible to risks associated with a single economic, political or regulatory occurrence than a more diversified portfolio might be. Portfolios that are "non-diversified" may invest a greater percentage of their assets in the securities of a single issuer (such as bonds issued by a particular state) than portfolios that are "diversified."

Management Risk: the risk that the investment techniques and risk analyses applied by PIMCO will not produce the desired results and that legislative, regulatory, or tax restrictions, policies or developments may affect the investment techniques available to PIMCO and the individual portfolio manager in connection with managing the Portfolio. There is no guarantee that the investment objective of the Portfolio will be achieved.

Short Sale Risk: the risk of entering into short sales, including the potential loss of more money than the actual cost of the investment, and the risk that the third party to the short sale may fail to honor its contract terms, causing a loss to the Portfolio.

Tax Risk: the risk that the tax treatment of swap agreements and other derivative instruments, such as commodity-linked derivative instruments, including commodity index-linked notes, swap agreements, commodity options, futures, and options on futures, may be affected by future regulatory or legislative changes that could affect whether income from such investments is "qualifying income" under Subchapter M of the Internal Revenue Code, or otherwise affect the character, timing and/or amount of the Portfolio's taxable income or gains and distributions.

Target Fund	Destination Fund
Subsidiary Risk: the risk that, by investing in certain Underlying PIMCO Funds that invest in a subsidiary (each a "Subsidiary"), the Portfolio is indirectly exposed to the risks associated with a Subsidiary's investments. The Subsidiaries are not registered under the 1940 Act and may not be subject to all the investor protections of the 1940 Act. There is no guarantee that the investment objective of a Subsidiary will be achieved.

Value Investing Risk: a value stock may decrease in price or may not increase in price as anticipated by PIMCO if it continues to be undervalued by the market or the factors that the portfolio manager believes will cause the stock price to increase do not occur.

Arbitrage Risk: the risk that securities purchased pursuant to an arbitrage strategy intended to take advantage of a perceived relationship between the value of two securities may not perform as expected.

Convertible Securities Risk: as convertible securities share both fixed income and equity characteristics, they are subject to risks to which fixed income and equity investments are subject. These risks include equity risk, interest rate risk and credit risk.

Proposed Substitution 10
Target Fund	Destination Fund
Franklin Strategic Income VIP Fund, Class 2	AZL Pyramis Total Bond Fund, Class 2
Investment Objective High level of current income. A secondary goal is long-term capital appreciation.	Investment Objective The Fund seeks a high level of current income.
Principal Investment Strategy
Under normal market conditions, the Fund invests its assets primarily to predominantly in U.S. and foreign debt securities, including those in emerging markets. Debt securities include all varieties of fixed and floating rate income securities, including bonds, U.S. and foreign government and agency securities, corporate loans (and loan participations), mortgage-backed securities and other asset-backed securities, convertible securities and municipal securities. The Fund shifts its investments among various classes of debt securities and at any given time may have a substantial amount of its assets invested in any class of debt security.

The Fund may invest up to 100% of its assets in high yield, lower-quality debt securities (also known as "junk bonds"). The below-investment grade debt securities in which the Fund invests are generally rated at least Caa by Moody's Investors Service (Moody's) or CCC by Standard & Poor's (S&P®) or are unrated securities the Fund's investment manager determines are of comparable quality.

The Fund may also invest in many different securities issued or guaranteed by the U.S. government or by non-U.S. governments or their respective agencies or instrumentalities, including mortgage-backed securities and inflation-indexed securities issued by the U.S. Treasury. Mortgage-backed securities represent an interest in a pool of mortgage loans made by banks and other financial institutions to finance purchases of homes, commercial buildings
and other real estate. The individual mortgage
loans are packaged or "pooled" together for sale to investors. As the underlying mortgage loans are paid off, investors receive principal and interest payments.
These securities may be fixed-rate or adjustable rate mortgage-backed securities (ARMS). The Fund may purchase or sell mortgage-backed securities
on a delayed delivery or forward commitment basis through the "to-be-announced" (TBA) market. With
TBA transactions, the particular securities to be
delivered securities must meet specified terms and

Principal Investment Strategy
Under normal market conditions, the Fund will invest at least 80% of its net assets in investment-grade debt securities (those of medium and high quality) of all types and repurchase agreements for those securities. Such investments include corporate bonds, U.S. Treasury obligations, U.S. government agency mortgage securities and real estate investment trusts. A portion of the investments may not be publically traded. The subadviser uses the Bloomberg Barclays U.S. Aggregate Bond Index as a guide in structuring the Fund and selecting its investments and manages the Fund to have similar overall interest rate risk to the index. The Bloomberg Barclays US Aggregate Bond Index is a broad-based benchmark that measures the investment grade, US dollar-denominated, fixed-rate taxable bond market. The index includes Treasuries, government-related and corporate securities, mortgage-backed securities (agency fixed-rate and hybrid ARM passthroughs), asset-backed securities and commercial mortgage-backed securities (agency and nonagency).

The subadviser considers other factors when selecting Fund investments, including the credit quality of the issuer, security-specific features and the subadviser's assessment of whether the investment is undervalued. In managing the
Fund's exposure to various risks, including interest rate risk, the subadviser considers, among other things, the market's overall risk characteristics, the market's current pricing of those risks, and internal views of potential future market conditions.

The Fund's assets may be allocated among different market sectors (for example, corporate, asset-backed, or government securities) and different maturities based on the subadviser's view of the relative value of each sector or maturity. The Fund's assets may be invested in securities of foreign issuers, denominated in US dollars or in local currency, in addition to securities of domestic issuers.

Target Fund	Destination Fund
standards. The Fund may also invest a small portion of
its assets directly in mortgage loans.

For purposes of pursuing its investment goals, the Fund regularly enters into various currency-related transactions involving derivative instruments, including currency and cross currency forwards, currency swaps, currency and currency index futures contracts and currency options. The Fund may also enter into interest rate and credit-related transactions involving derivative instruments, including interest rate, fixed income total return and credit default swaps and bond/interest rate futures contracts. The use of these derivative transactions may allow the Fund to obtain net long or net short exposures to selected currencies, interest rates, countries, durations or credit risks. These derivative instruments may be used for hedging purposes, to enhance Fund returns or to obtain exposure to various market sectors.

The Fund uses an active allocation strategy to try to achieve its investment goals. The investment manager uses a "top-down" analysis of macroeconomic trends combined with a "bottom-up" fundamental analysis of market sectors, industries, and issuers to try to take advantage of varying sector reactions to economic events.

The Fund may invest significantly in derivatives instruments, such as interest rate swaps, total return swaps, credit default swaps, and futures contracts (both long and short positions) on securities and indexes, and in forward-settling securities. Such investments may give rise to a form of leverage, particularly when the Fund does not own the assets, instrument or components underlying the derivative instruments. Depending on the subadviser's outlook and market conditions, the Fund may invest in derivatives instruments in order to gain exposure to assets, instruments, or indexes, interest rates, or credit qualities.
The Fund also may invest up to 20% of its assets in lower-quality debt securities, sometimes called "junk bonds."

To earn additional income for the Fund, the subadviser may use a trading strategy that involves selling (or buying) mortgage securities and simultaneously agreeing to purchase (or sell) mortgage securities on a later date at a set price.
This trading strategy may increase interest rate exposure and result in an increased portfolio turnover rate which increases transaction costs and may increase taxable gains.

Principal Risks

Credit  An issuer of debt securities may fail to make interest payments or repay principal when due, in whole or in part. Changes in an issuer's financial strength or in a security's credit rating may affect a security's value.

Interest Rate  When interest rates rise, debt security prices generally fall. The opposite is also generally true: debt security prices rise when interest rates fall. Interest rate changes are influenced by a number of factors, including government policy, monetary policy, inflation expectations, perceptions of risk, and supply and demand of bonds. In general, securities with longer maturities or durations are more sensitive to these interest rate changes.

High-Yield Debt Securities  Issuers of lower-rated or "high-yield" debt securities (also known as "junk bonds") are not as strong financially as those issuing higher credit quality debt securities. High-yield debt securities are generally considered predominantly speculative by the applicable rating agencies as their issuers are more likely to encounter financial difficulties and are more vulnerable to changes in the

Principal Risks

Market Risk The market value of portfolio securities may go up or down, sometimes rapidly and unpredictably.

Issuer Risk The value of a security may decline for a number of reasons directly related to the issuer of the security.

Selection Risk Because this Fund is actively managed, there can be no guarantee that investment decisions made for the Fund will produce the desired results.

Interest Rate Risk Debt securities held by the Fund may decline in value due to rising interest rates. Interest rates are at, or near, historic lows, which may increase the Fund's exposure to risks related to rising rates.

Credit Risk The failure of the issuer of a debt security to pay interest or repay principal in a timely manner may have an adverse impact on the Fund's earnings.

Emerging Markets Risk Emerging markets may have less developed or more volatile trading markets, less developed legal and accounting systems, and greater

Target Fund	Destination Fund
relevant economy, such as a recession or a sustained period of rising interest rates, that could affect their ability to make interest and principal payments when due. The prices of high-yield debt securities generally fluctuate more than those of higher credit quality. High-yield debt securities are generally more illiquid (harder to sell) and harder to value.

Market  The market values of securities or other investments owned by the Fund will go up or down, sometimes rapidly or unpredictably. The market value of a security or other investment may be reduced by market activity or other results of supply and demand unrelated to the issuer. This is a basic risk associated with all securities. When there are more sellers than buyers, prices tend to fall. Likewise, when there are more buyers than sellers, prices tend to rise.

Income  Because the Fund can only distribute what it earns, the Fund's distributions to shareholders may decline when prevailing interest rates fall or when the Fund experiences defaults on debt securities it holds.

Variable Rate Securities  Because changes in interest rates on variable rate securities (including floating rate securities) may lag behind changes in market rates, the value of such securities may decline during periods of rising interest rates until their interest rates reset to market rates. During periods of declining interest rates, because the interest rates on variable rate securities generally reset downward, their market value is unlikely to rise to the same extent as the value of comparable fixed rate securities.

Foreign Securities  Investing in foreign securities typically involves more risks than investing in U.S. securities, and includes risks associated with: internal and external political and economic developments – e.g., the political, economic and social policies and structures of some foreign countries may be less stable and more volatile than those in the U.S. or some foreign countries may be subject to trading restrictions or economic sanctions; trading practices – e.g., government supervision and regulation of foreign securities and currency markets, trading systems and brokers may be less than in the U.S.; availability of information – e.g., foreign issuers may not be subject to the same disclosure, accounting and financial reporting standards and practices as U.S. issuers; limited markets – e.g., the securities of certain foreign issuers may be less liquid (harder to sell) and more volatile; and currency exchange rate fluctuations and policies. The risks of foreign investments may be greater in developing or emerging market countries.

likelihood of government restrictions, nationalization, or confiscation than developed countries.

Private Placed Securities Risk The Fund may invest in privately placed securities, which are subject to resale restrictions.

Call Risk If interest rates fall, issuers of callable debt securities are more likely to prepay prior to the maturity date. The Fund may not be able to reinvest the proceeds from the prepayment in investments that will generate the same level of income.

Extension Risk If interest rates rise, debt securities may be paid in full more slowly than anticipated.

Foreign Risk Investing in the securities of non-U.S. issuers involves a number of risks, such as fluctuations in currency values, adverse political, social or economic developments, and differences in social and economic developments or policies.

Derivatives Risk Investing in derivative instruments involves risks that may be different from or greater than the risks associated with investing directly in securities or other traditional investments.

Leveraging Risk The Fund may engage in certain kinds of transactions, including the use of derivatives, that may give rise to a form of leverage. The use of leverage may require the Fund to liquidate a portfolio position at a disadvantageous time or may exaggerate the effect of any increase or decrease in the value of the Fund's portfolio securities.

Portfolio Turnover The Fund may trade its portfolio securities frequently, which could result in higher transaction costs and could adversely affect the Fund's performance.

Asset-Backed Securities Risk Asset-backed securities represent interests in "pools" of assets, including consumer loans or receivables held in trust. Asset-backed securities are subject to credit, interest rate, prepayment and extension risks. These securities also are subject to risk of default of the underlying asset, particularly during periods of economic downturn.

Security Quality Risk The Fund may invest in high yield, high risk debt securities, which may be subject to higher levels of credit and liquidity risk than higher quality debt securities. Security quality risk is sometimes known as "high-yield risk" or "junk bond risk."

Target Fund	Destination Fund

Sovereign Debt Securities  Sovereign debt securities are subject to various risks in addition to those relating to debt securities and foreign securities generally, including, but not limited to, the risk that a governmental entity may be unwilling or unable to pay interest and repay principal on its sovereign debt, or otherwise meet its obligations when due because of cash flow problems, insufficient foreign reserves, the relative size of the debt service burden to the economy as a whole, the government's policy towards principal international lenders such as the International Monetary Fund, or the political considerations to which the government may be subject. If a sovereign debtor defaults (or threatens to default) on its sovereign debt obligations, the indebtedness may be restructured. Some sovereign debtors have in the past been able to restructure their debt payments without the approval of some or all debt holders or to declare moratoria on payments. In the event of a default on sovereign debt, the Fund may also have limited legal recourse against the defaulting government entity.

Emerging Market Countries  The Fund's investments in emerging market countries are subject to all of the risks of foreign investing generally, and have additional heightened risks due to a lack of established legal, political, business and social frameworks to support securities markets, including: delays in settling portfolio securities transactions; currency and capital controls; greater sensitivity to interest rate changes; pervasiveness of corruption and crime; currency exchange rate volatility; and inflation, deflation or currency devaluation.

Mortgage-Backed and Asset-Backed Securities  Mortgage-backed securities differ from conventional debt securities because principal is paid back periodically over the life of the security rather than at maturity. The Fund may receive unscheduled payments of principal due to voluntary prepayments, refinancings or foreclosures on the underlying mortgage loans. Because of prepayments, mortgage-backed securities may be less effective than some other types of debt securities as a means of "locking in" long-term interest rates and may have less potential for capital appreciation during periods of falling interest rates. A reduction in the anticipated rate of principal prepayments, especially during periods of rising interest rates, may increase or extend the effective maturity of mortgage-backed securities, making them more sensitive to interest rate changes, subject to greater price volatility, and more susceptible than some other debt securities to a decline in market

Income Risk Falling interest rates may cause the Fund's income to decline.

Liquidity Risk An investment that is difficult to purchase or sell may have an adverse effect on the Fund's returns.

Mortgage-Related and Other Asset-Backed Risk Investing in mortgage-related or other asset-backed securities involves a variety of risks associated with the credit markets, such as rising or falling interest rates, increases in the rate of defaults or prepayments, and the quality of the pool of mortgages (subprime risk) or other assets that back the security.

U.S. Government Obligations Risk Certain securities in which the Fund may invest, including securities issued by certain government agencies and government sponsored enterprises, are not guaranteed by the U.S. Government or supported by the full faith and credit of the United States.

Real Estate Investments Risk The performance of investments in real estate depends on the overall strength of the real estate market, the management of real estate investments trusts (REITs), and property management, all of which can be affected by a variety of factors, including national and regional economic conditions.

Sovereign Debt Risk Sovereign debt instruments are subject to the risk that a governmental entity may delay or refuse to pay interest or repay principal on its sovereign debt, due, for example, to cash flow problems, insufficient foreign currency reserves, political considerations, the relative size of the governmental entity's debt position in relation to the economy or the failure to put in place economic reforms required by the International Monetary Fund or other multilateral agencies.

Currency Risk Investing in securities that trade in and receive revenues in foreign currencies creates risk because foreign currencies may decline relative to the U.S. dollar, resulting in a potential loss to the Fund. In the case of hedging positions, the U.S. dollar may decline in value relative to the currency that has been hedged.

Target Fund	Destination Fund
value when interest rates rise.

Issuers of asset-backed securities may have limited ability to enforce the security interest in the underlying assets, and credit enhancements provided to support the securities, if any, may be inadequate to protect investors in the event of default. Like mortgage-backed securities, asset- backed securities may be subject to prepayment and extension risks.

Floating Rate Corporate Investments  Floating rate corporate loans and corporate debt securities generally have credit ratings below investment grade and may be subject to resale restrictions. They are often issued in connection with highly leveraged transactions, and may be subject to greater credit risks than other investments including the possibility of default or bankruptcy. A significant portion of floating rate investments may be "covenant lite" loans that may contain fewer or less restrictive constraints on the borrower or other borrower-friendly characteristics.

Derivative Instruments  The performance of derivative instruments depends largely on the performance of an underlying instrument, such as a currency, security, interest rate or index, and such instruments often have risks similar to the underlying instrument, in addition to other risks. Derivatives involve costs and can create economic leverage in the Fund's portfolio which may result in significant volatility and cause the Fund to participate in losses (as well as gains) in an amount that exceeds the Fund's initial investment. Other risks include illiquidity, mispricing or improper valuation of the derivative instrument, and imperfect correlation between the value of the derivative and the underlying instrument so that the Fund may not realize the intended benefits. When a derivative is used for hedging, the change in value of the derivative may also not correlate specifically with the currency, security, interest rate, index or other risk being hedged. Derivatives also may present the risk that the other party to the transaction will fail to perform.

Currency Management Strategies  Currency management strategies may substantially change the Fund's exposure to currency exchange rates and could result in losses to the Fund if currencies do not perform as the investment manager expects. In addition, currency management strategies, to the extent that they reduce the Fund's exposure to currency risks, may also reduce the Fund's ability to benefit from favorable changes in currency exchange rates. Using currency management strategies for

Target Fund	Destination Fund
purposes other than hedging further increases the Fund's exposure to foreign investment losses. Currency markets generally are not as regulated as securities markets. In addition, currency rates may fluctuate significantly over short periods of time, and can reduce returns.

Liquidity  From time to time, the trading market for a particular security or type of security in which the Fund invests may become less liquid or even illiquid. Reduced liquidity will have an adverse impact on the Fund's ability to sell such securities when necessary to meet the Fund's liquidity needs or in response to a specific economic event and will also generally lower the value of a security. Market prices for such securities may be volatile.

Management  The Fund is subject to management risk because it is an actively managed investment portfolio. The Fund's investment manager applies investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that these decisions will produce the desired results.

Proposed Substitution 11
Target Fund	Destination Fund
NFJ Dividend Value Portfolio	AZL Russell 1000 Value Index Fund, Class 2
Investment Objective The Portfolio seeks long-term growth of capital and income.	Investment Objective The Fund seeks to match the total return of the Russell 1000® Value Index.
Principal Investment Strategy
The Portfolio seeks to achieve its investment objective by normally investing at least 80% of its net assets (plus borrowings made for investment purposes) in common stocks and other equity securities of companies that pay or are expected to pay dividends. Under normal conditions, the Portfolio will invest primarily in common stocks of companies with market capitalizations greater than $3.5 billion. The portfolio managers use a value investing style focusing on companies whose securities the portfolio managers believe are undervalued. The portfolio managers partition the Portfolio's selection universe by industry and then identify what they believe to be undervalued securities in each industry to determine potential holdings for the Portfolio representing a broad range of industry groups. The portfolio managers use quantitative factors to screen the Portfolio's selection universe, analyzing factors such as price momentum (i.e., changes in security price relative to changes in overall market prices) and earnings estimate revisions (i.e., changes in analysts' earnings-per-share estimates), and also review and consider fundamental changes. In addition, a portion of the securities selected for the Portfolio are identified primarily on the basis of their dividend yields. After further narrowing the universe through a combination of qualitative analysis and fundamental research, the portfolio managers select securities for the Portfolio. In addition to common stocks and other equity securities (such as preferred stocks, convertible securities and warrants), the Portfolio may invest in real estate investment trusts (REITs) and in non-U.S. securities, including emerging market securities.

Principal Investment Strategy
The Fund normally invests in all stocks in the Russell 1000® Value Index (the "Index") in proportion to their weighting in the Index. The subadviser attempts to have a correlation between the Fund's performance and that of the Index of at least 0.95 before expenses. A correlation of 1.00 would mean that the Fund and the Index were perfectly correlated.

The Index is an unmanaged index composed of companies on the Russell 1000® Index which exhibit lower price-to-book ratios and lower expected growth values. The Russell 1000® Index is itself composed of approximately 1,000 of the largest securities on the Russell 3000® Index, based on a combination of their market cap and current index membership. The Index is constructed to provide a comprehensive and unbiased barometer for the large-cap value segment. The Index is completely reconstituted annually to ensure new and growing equities are included and that the represented companies continue to reflect value characteristics.

In seeking to match the performance of the Index, the subadviser uses a passive management approach and purchases all or a representative sample of the stocks comprising the Index. Under normal circumstances, the Fund invests at least 80% of the value of its net assets in a statistically selected sampling of securities of companies included in the Russell 1000 Value Index or in derivative instruments linked to that Index, primarily stock index futures contracts. The subadviser also may use stock index futures as a substitute for the sale or purchase of securities. Because the Fund has expenses, performance will tend to be slightly lower than that of the target benchmark.

Principal Risks

Market Risk:  The Portfolio will be affected by factors influencing the U.S. or global economies and securities markets or relevant industries or sectors within them.

Issuer Risk:  The Portfolio will be affected by factors specific to the issuers of securities and other instruments

Principal Risks

Market Risk The market value of portfolio securities may go up or down, sometimes rapidly and unpredictably.

Value Stocks Risk Value investing emphasizes stocks of undervalued companies whose characteristics may lead

Target Fund	Destination Fund
in which the Portfolio invests, including actual or perceived changes in the financial condition or business prospects of such issuers.

Equity Securities Risk:  Equity securities may react more strongly to changes in an issuer's financial condition or prospects than other securities of the same issuer.

Credit and Counterparty Risk:  An issuer or counterparty may default on obligations.

Currency Risk:  The values of non-U.S. securities may fluctuate with currency exchange rates and exposure to non-U.S. currencies may subject the Portfolio to the risk that those currencies will decline in value relative to the U.S. dollar.

Emerging Markets Risk:  Non-U.S. investment risk may be particularly high to the extent that the Portfolio invests in emerging market securities. These securities may present market, credit, currency, liquidity, legal, political, technical and other risks different from, or greater than, the risks of investing in developed countries.

Focused Investment Risk:  Focusing on a limited number of issuers, sectors, industries or geographic regions increases risk and volatility.

Liquidity Risk:  The lack of an active market for investments may cause delay in disposition or force a sale below fair value.

Management Risk:  The Portfolio will be affected by the allocation determinations, investment decisions and techniques of the Portfolio's management.

Non-U.S. Investment Risk:  Non-U.S. securities markets and issuers may be more volatile, smaller, less liquid, less transparent and subject to less oversight, particularly in emerging markets.

REIT and Real Estate-Related Investment Risk:  Adverse changes in the real estate markets may affect the value of REIT investments or real estate-linked derivatives.

Smaller Company Risk:  Securities issued by smaller companies may be more volatile and present increased liquidity risk relative to securities issued by larger companies.

Turnover Risk:  High levels of portfolio turnover

to improved valuations. Value stocks may lose favor with investors, or their valuations may not improve as anticipated.

Index Fund Risk The Fund does not attempt to manage market volatility or reduce the effects of poor stock performance. In addition, factors such as Fund expenses, selection of a representative portfolio, changes in the composition of the index, or the timing of purchases or redemptions of Fund shares may affect the correlation between the performance of the index and the Fund's performance.

Issuer Risk The value of a security may decline for a number of reasons directly related to the issuer of the security.

Derivatives Risk Investing in derivative instruments involves risks that may be different from or greater than the risks associated with investing directly in securities or other traditional investments.

Target Fund	Destination Fund
increase transaction costs and may lower investment performance.

Proposed Substitution 12
Target Fund	Destination Fund
Franklin Mutual Shares VIP Fund, Class 1 Franklin Mutual Shares VIP Fund, Class 2	AZL Russell 1000 Value Index Fund, Class 1 AZL Russell 1000 Value Index Fund, Class 2
Investment Objective Capital appreciation. Its secondary goal is income.	Investment Objective The Fund seeks to match the total return of the Russell 1000® Value Index.
Principal Investment Strategy
Under normal market conditions, the Fund invests primarily in equity securities (including securities convertible into, or that the investment manager expects to be exchanged for, common or preferred stock) of U.S. and foreign companies that the investment manager believes are available at market prices less than their value based on certain recognized or objective criteria (intrinsic value). Following this value-oriented strategy, the Fund invests primarily in undervalued securities (securities trading at a discount to intrinsic value). The equity securities in which the Fund invests are primarily common stock. To a lesser extent, the Fund also invests in merger arbitrage securities and the debt and equity of distressed companies.

The Fund may invest a significant portion of its assets (up to 35%) in foreign securities, which may include sovereign debt and participations in foreign government debt. The Fund presently does not intend to invest more than 20% of its assets in foreign securities.

The Fund is not limited to pre-set maximums or minimums governing the size of the companies in which it may invest. However, the Fund generally invests the equity portion of its portfolio primarily to predominantly in companies with market capitalizations greater than $5 billion, with a portion or significant amount in smaller companies.

The Fund regularly attempts to hedge (protect) against currency risks, largely using currency forward contracts and currency futures contracts (including currency index futures contracts) when, in the investment manager's opinion, it would be advantageous to the Fund to do so. The Fund may also, from time to time, attempt to hedge against market risk using a variety of derivatives.

Portfolio Selection
The investment manager employs a research driven,

Principal Investment Strategy
The Fund normally invests in all stocks in the Russell 1000® Value Index (the "Index") in proportion to their weighting in the Index. The subadviser attempts to have a correlation between the Fund's performance and that of the Index of at least 0.95 before expenses. A correlation of 1.00 would mean that the Fund and the Index were perfectly correlated.

The Index is an unmanaged index composed of companies on the Russell 1000® Index which exhibit lower price-to-book ratios and lower expected growth values. The Russell 1000® Index is itself composed of approximately 1,000 of the largest securities on the Russell 3000® Index, based on a combination of their market cap and current index membership. The Index is constructed to provide a comprehensive and unbiased barometer for the large-cap value segment. The Index is completely reconstituted annually to ensure new and growing equities are included and that the represented companies continue to reflect value characteristics.

In seeking to match the performance of the Index, the subadviser uses a passive management approach and purchases all or a representative sample of the stocks comprising the Index. Under normal circumstances, the Fund invests at least 80% of the value of its net assets in a statistically selected sampling of securities of companies included in the Russell 1000 Value Index or in derivative instruments linked to that Index, primarily stock index futures contracts. The subadviser also may use stock index futures as a substitute for the sale or purchase of securities. Because the Fund has expenses, performance will tend to be slightly lower than that of the target benchmark.

Target Fund	Destination Fund
fundamental value strategy for the Fund. Investments are generally selected based on the investment manager's own analysis of the security's intrinsic value, including for equity securities, an analysis of book value, cash flow potential, long-term earnings and multiples of earnings. The investment manager examines each investment separately and there are no set criteria as to specific value parameters, asset size, earnings or industry type.

Principal Risks

Market  The market values of securities or other investments owned by the Fund will go up or down, sometimes rapidly or unpredictably. The market value of a security or other investment may be reduced by market activity or other results of supply and demand unrelated to the issuer. This is a basic risk associated with all securities. When there are more sellers than buyers, prices tend to fall. Likewise, when there are more buyers than sellers, prices tend to rise.

Stock prices tend to go up and down more dramatically than those of debt securities. A slower-growth or recessionary economic environment could have an adverse effect on the prices of the various stocks held by the Fund.

Value Style Investing  A value stock may not increase in price as anticipated by the investment manager if other investors fail to recognize the company's value and bid up the price, the markets favor faster-growing companies, or the factors that the investment manager believes will increase the price of the security do not occur.

Foreign Securities  Investing in foreign securities typically involves more risks than investing in U.S. securities, including risks related to currency exchange rates and policies, country or government specific issues, less favorable trading practices or regulation and greater price volatility. Certain of these risks also may apply to securities of U.S. companies with significant foreign operations.

Smaller and Midsize Companies  Securities issued by smaller and midsize companies may be more volatile in price than those of larger companies, involve substantial risks and should be considered speculative. Such risks may include greater sensitivity to economic conditions, less certain growth prospects, lack of depth of management and funds for growth and development, and limited or less developed product lines and markets. In addition, smaller and midsize companies may be particularly affected by interest rate

Principal Risks

Market Risk The market value of portfolio securities may go up or down, sometimes rapidly and unpredictably.

Value Stocks Risk Value investing emphasizes stocks of undervalued companies whose characteristics may lead to improved valuations. Value stocks may lose favor with investors, or their valuations may not improve as anticipated.

Index Fund Risk The Fund does not attempt to manage market volatility or reduce the effects of poor stock performance. In addition, factors such as Fund expenses, selection of a representative portfolio, changes in the composition of the index, or the timing of purchases or redemptions of Fund shares may affect the correlation between the performance of the index and the Fund's performance.

Issuer Risk The value of a security may decline for a number of reasons directly related to the issuer of the security.

Derivatives Risk Investing in derivative instruments involves risks that may be different from or greater than the risks associated with investing directly in securities or other traditional investments.

Target Fund	Destination Fund
increases, as they may find it more difficult to borrow money to continue or expand operations, or may have difficulty in repaying any loans.

Derivative Instruments  The performance of derivative instruments depends largely on the performance of an underlying instrument, such as a currency, security, interest rate or index, and such instruments often have risks similar to the underlying instrument, in addition to other risks. Derivatives involve costs and can create economic leverage in the Fund's portfolio which may result in significant volatility and cause the Fund to participate in losses (as well as gains) in an amount that exceeds the Fund's initial investment. Other risks include illiquidity, mispricing or improper valuation of the derivative instrument, and imperfect correlation between the value of the derivative and the underlying instrument so that the Fund may not realize the intended benefits. When a derivative is used for hedging, the change in value of the derivative may also not correlate specifically with the currency, security, interest rate, index or other risk being hedged. Derivatives also may present the risk that the other party to the transaction will fail to perform.

Merger Arbitrage Securities and Distressed Companies  A merger or other restructuring, or a tender or exchange offer, proposed or pending at the time the Fund invests in merger arbitrage securities may not be completed on the terms or within the time frame contemplated, which may result in losses to the Fund. Debt obligations of distressed companies typically are unrated, lower-rated, in default or close to default and are generally more likely to become worthless than the securities of more financially stable companies.

Focus To the extent that the Fund focuses on
particular countries, regions, industries, sectors or
types of investment from time to time, the Fund may
be subject to greater risks of adverse developments in
such areas of focus than a fund that invests in a wider
variety of countries, regions, industries, sectors or
investments.

Management  The Fund is subject to management risk because it is an actively managed investment portfolio. The Fund's investment manager applies investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that these decisions will produce the desired results.

Proposed Substitution 13
Target Fund	Destination Fund
Dreyfus VIF Appreciation Portfolio, Service Class	AZL S&P 500 Index Fund, Class 2
Investment Objective The fund seeks long-term capital growth consistent with the preservation of capital. Its secondary goal is current income.	Investment Objective The Fund seeks to match the total return of the Standard & Poor's 500 Index (S&P 500®).
Principal Investment Strategy
To pursue its goals, the fund normally invests at least 80% of its net assets, plus any borrowings for investment purposes, in common stocks. The fund focuses on "blue chip" companies with total market capitalizations of more than $5 billion at the time of purchase, including multinational companies. These are established companies that have demonstrated sustained patterns of profitability, strong balance sheets, an expanding global presence and the potential to achieve predictable, above-average earnings growth. This potential is assessed based on an analysis of historical performance and the portfolio managers' assessment of the companies' financial statements, industry, business model and management. These companies frequently pay dividends that provide the fund with income. Multinational companies may be subject to certain of the risks involved in investing in foreign securities.

In choosing stocks, the fund's portfolio managers first identify economic sectors they believe will expand over the next three to five years or longer. Using fundamental analysis, the fund's portfolio managers then seek companies within these sectors that have proven track records and dominant positions in their industries. The fund also may invest in companies which the portfolio managers consider undervalued in terms of earnings, assets or growth prospects.

The fund typically sells a stock when the fund's portfolio managers believe there is a significant adverse change in the company's business fundamentals that may lead to a sustained impairment in earnings power.

In addition to direct investments, the fund may invest in securities of foreign companies in the form of U.S. dollar-denominated American Depositary Receipts (ADRs).

The fund employs a "buy-and-hold" investment strategy, which generally has resulted in an annual portfolio turnover of below 15%. A low portfolio turnover rate, which helps reduce the fund's trading costs and minimizes tax liability by limiting the distribution of capital gains.

Principal Investment Strategy
The subadviser normally invests in all 500 stocks in the S&P 500® in proportion to their weighting in the index.

The subadviser attempts to have a correlation between the Fund's performance and that of the S&P 500® Index of at least 0.95 before expenses. A correlation of 1.00 would mean that the Fund and the index were perfectly correlated.

The S&P 500® is an unmanaged index of 500 common stocks chosen to reflect the industries of the U.S. economy and is often considered a proxy for the stock market in general. S&P® adjusts each company's stock weighting in the index by the number of available float shares (those shares available to public investors) divided by the company's total shares outstanding, which means larger companies with more available float shares have greater representation in the index than smaller ones.

In seeking to match the performance of the index, the subadviser uses a passive management approach and generally purchases all of the stocks comprising the benchmark index. However, in certain circumstances the subadviser may find it advantageous to purchase a representative sample of the stocks comprising the index. The subadviser also may use stock index futures as a substitute for the sale or purchase of securities. Under normal circumstances, the Fund invests at least 80% of the value of its net assets in the securities of or in a statistically selected sampling of the securities of companies included in the S&P 500 Index or in derivative instruments linked to that Index.

Principal Risks
Risks of stock investing. Stocks generally fluctuate more in value than bonds and may decline significantly over short time periods. There is the chance that stock prices overall will decline because stock markets tend to move in cycles, with periods of rising prices and falling prices. The market value of a stock may decline due to general market conditions or because of factors that affect the particular company or the company's industry.

Blue chip risk. By focusing on large capitalization, high quality stocks, the fund may underperform funds that invest in the stocks of lower quality, smaller capitalization companies during periods when the stocks of such companies are in favor.

Value stock risk. Value stocks involve the risk that they may never reach their expected full market value, either because the market fails to recognize the stock's intrinsic worth or the expected value was misgauged.

Market sector risk. The fund may significantly overweight or underweight certain companies, industries or market sectors, which may cause the fund's performance to be more or less sensitive to developments affecting those companies, industries or sectors.

Foreign investment risk. To the extent the fund invests in foreign securities, the fund's performance will be influenced by political, social and economic factors affecting investments in foreign issuers. Special risks associated with investments in foreign issuers include exposure to currency fluctuations, less liquidity, less developed or less efficient trading markets, lack of comprehensive company information, political and economic instability and differing auditing and legal standards. Investments denominated in foreign currencies are subject to the risk that such currencies will decline in value relative to the U.S. dollar and affect the value of these investments held by the fund.

ADR risk. ADRs may be subject to certain of the risks associated with direct investments in the securities of foreign companies, such as currency risk, political and economic risk and market risk, because their values depend on the performance of the non-dollar denominated underlying foreign securities. Certain countries may limit the ability to convert ADRs into the underlying foreign securities and vice versa, which may cause the securities of the foreign company to trade at a discount or premium to the market price of the related ADR.

Principal Risks
• Market Risk The market value of portfolio securities may go up or down, sometimes rapidly and unpredictably.
• Index Fund Risk The Fund does not attempt to manage market volatility or reduce the effects of poor stock performance. In addition, factors such as Fund expenses, selection of a representative portfolio, changes in the composition of the index, or the timing of purchases or redemptions of Fund shares may affect the correlation between the performance of the index and the Fund's performance.
• Issuer Risk The value of a security may decline for a number of reasons directly related to the issuer of the security.
• Industry Sector Risk– Investing in a single industry or sector, or concentrating investments in a limited number of industries or sectors, tends to increase the risk that economic, political, or regulatory  developments affecting certain industries or sectors will have a large impact on the value of the Fund's portfolio.
• Leveraging Risk The Fund may engage in certain kinds of transactions, including the use of derivatives, that may give rise to a form of leverage. The use of leverage may require the Fund to liquidate a portfolio position at a disadvantageous time or may exaggerate the effect of any increase or decrease in the value of the Fund's portfolio securities.
• Liquidity Risk An investment that is difficult to purchase or sell may have an adverse effect on the Fund's returns.
• Derivatives Risk Investing in derivative instruments involves risks that may be different from or greater than the risks associated with investing directly in securities or other traditional investments.

Proposed Substitution 14
Target Fund	Destination Fund
PIMCO Global Multi-Asset Managed Allocation Portfolio, Administrative Class	PIMCO Balanced Allocation Portfolio, Administrative Class[21]
Investment Objective The Portfolio seeks total return which exceeds that of a blend of 60% MSCI World Index/40% Bloomberg Barclays U.S. Aggregate Index.	Investment Objective The Portfolio seeks total return which exceeds that of its benchmark.
Principal Investment Strategy
The Portfolio is intended for investors who prefer to have their asset allocation decisions made by professional investment managers. Pacific Investment Management Company LLC ("PIMCO") uses a three-step approach in seeking to achieve the Portfolio's investment objective which consists of 1) developing a target asset allocation; 2) developing a series of relative value strategies designed to add value beyond the target allocation; and 3) utilizing hedging techniques to manage risks. PIMCO evaluates these three steps and uses varying combinations of Acquired Funds and/or direct investments to implement them within the Portfolio. The Portfolio may invest in Institutional Class or Class M shares of any funds of the PIMCO Funds and PIMCO Equity Series, affiliated open-end investment companies, except other funds of funds ("Underlying PIMCO Funds"), and may also invest in other affiliated, including funds of PIMCO ETF Trust, and unaffiliated funds (collectively, "Acquired Funds").

The Portfolio seeks to achieve its investment objective by investing under normal circumstances in a combination of affiliated and unaffiliated funds, which may or may not be registered under the Investment Company Act of 1940, as amended (the "1940 Act"), Fixed Income Instruments, equity securities, forwards and derivatives. "Fixed Income Instruments" include bonds, debt securities and other similar instruments issued by various U.S. and non-U.S. public- or private-sector entities. The Portfolio will invest in Acquired Funds, securities, instruments and other investments to the extent permitted under the 1940 Act, or any exemptive relief therefrom. The Portfolio will invest either directly or indirectly (through a fund) in instruments that are economically tied to at least three countries (one of which may be the United States).

Principal Investment Strategy
The Portfolio seeks to achieve its investment objective by investing, under normal circumstances, in equity derivatives and other equity-related investments that provide equity-related exposure equivalent to 50-70% of its net assets (such portion of the Portfolio's Portfolio, the "Equity Sleeve") and the remainder of its net assets in a diversified portfolio of Fixed Income Instruments (such portion of the Portfolio's Portfolio, the "Fixed Income Sleeve"). "Fixed Income Instruments" include bonds, debt securities and other similar instruments issued by various U.S. and non-U.S. public- or private-sector entities. The average portfolio duration of the Portfolio's Fixed Income Sleeve normally varies within 1 year (plus or minus) of the portfolio duration of the securities comprising the Bloomberg Barclays U.S. Aggregate Index, as calculated by Pacific Investment Management Company LLC ("PIMCO"), which as of February 28, 2017, was 5.54 years. Duration is a measure used to determine the sensitivity of a security's price to changes in interest rates. The longer a security's duration, the more sensitive it will be to changes in interest rates.

The Equity Sleeve seeks to provide returns that are correlated to the returns of the S&P 500 Index and MSCI Europe Australasia Far East ("EAFE") Net Dividend Index (USD Unhedged) in proportion to their relative weights in the Portfolio's benchmark. Within the Equity Sleeve, the Portfolio will invest under normal circumstances in S&P 500 Index derivatives and MSCI EAFE Net Dividend Index (USD Unhedged) derivatives, backed by a portfolio of short-term Fixed Income Instruments. Within the Equity Sleeve, the Portfolio will normally use equity derivatives instead of stocks to attempt to achieve the Portfolio's investment objective. However, the Portfolio may invest some or all of the net assets attributable to the Equity Sleeve in stocks. The value of equity derivatives should closely track changes

21 Prior to October 21, 2016, this fund was known as PIMCO Global Multi-Asset Managed Volatility Portfolio.

Target Fund	Destination Fund

The Portfolio seeks concurrent exposure to a broad spectrum of asset classes and other investments. The Portfolio will typically invest 50% to 70%, and under normal circumstances will invest a minimum of 20%, of its net assets in equity- related investments (including investment in common stock, preferred stock, equity securities of real estate investment trusts and/ or investment in the Domestic Equity-Related Underlying PIMCO Funds, the International Equity-Related Underlying PIMCO Funds and the PIMCO RealEstateRealReturn Strategy Fund, an Underlying PIMCO Fund and in other equity-related Acquired Funds). The Portfolio may invest up to 5% of its net assets in real estate investment trusts. With respect to its direct or indirect (through a fund) investments in equity securities, there is no limitation on the market capitalization range of the issuers in which the Portfolio may invest. The Portfolio may invest up to 5% of its net assets in commodity-related investments (including investment in the PIMCO Cayman Commodity Portfolio II Ltd., a wholly-owned subsidiary of the Portfolio organized under the laws of the Cayman Islands (the "GMAMA Subsidiary"), and the PIMCO CommoditiesPLUS® Strategy Fund and PIMCO CommodityRealReturn Strategy Fund®, Underlying PIMCO Funds). The GMAMA Subsidiary is advised by PIMCO and primarily invests in commodity-linked derivative instruments backed by a portfolio of inflation- indexed securities and other Fixed Income Instruments. As discussed in greater detail elsewhere in this prospectus, the GMAMA Subsidiary (unlike the Portfolio) may invest without limitation in commodity-linked swap agreements and other commodity-linked derivative instruments. The Portfolio may invest up to 25% of its total assets in the GMAMA Subsidiary. The Portfolio may invest up to 10% of its net assets in equity securities that are economically tied to emerging market countries. The Portfolio's combined investments in equity securities tied to emerging market countries, commodity-related investments and real estate investment trusts will normally not exceed 15% of its net assets.

The Portfolio may invest up to 30% of its total assets in Fixed Income Instruments denominated in foreign currencies, and may invest beyond this limit in U.S. dollar-denominated securities of foreign issuers. The Portfolio may invest up to 15% of its total assets in Fixed Income Instruments that are economically tied to emerging market countries (this limitation does not apply to investment grade sovereign debt denominated in the local currency with less than 1 year remaining to maturity, which means the Portfolio may invest, in the value of underlying securities or indices. However, derivatives may be purchased with a small fraction of the assets that would be needed to purchase the equity securities directly, so that the remainder of the assets attributable to the Equity Sleeve may be invested in short-term Fixed Income Instruments.

The Fixed Income Sleeve seeks to provide returns that equal or exceed the returns of the Bloomberg Barclays U.S. Aggregate Index. Within the Fixed Income Sleeve, the Portfolio invests primarily in investment grade debt securities, but may invest up to 10% of its total assets in high yield securities ("junk bonds") rated B or higher by Moody's Investors Service, Inc. ("Moody's"), or equivalently rated by Standard & Poor's Ratings
Services ("S&P") or Fitch, Inc. ("Fitch"), or, if unrated, determined by PIMCO to be of comparable quality (except that within such 10% limitation, the Portfolio may invest in mortgage-related securities rated below B). Within the Fixed Income Sleeve, the Portfolio may invest up to 15% of its total assets in securities denominated in foreign currencies, and may invest beyond this limit in U.S. dollar-denominated securities of foreign issuers. Within the Fixed Income Sleeve, the Portfolio will normally limit its foreign currency exposure (from non-U.S. dollar-denominated securities or currencies) to 5% of its total assets. Within the Fixed Income Sleeve, the Portfolio may invest up to 5% of its total assets in securities and instruments that are economically tied to emerging market countries.

The Portfolio also may invest in affiliated and unaffiliated exchange-traded funds and mutual funds.

The Portfolio may invest, without limitation, in derivative instruments, such as options, futures contracts or swap agreements, or in mortgage- or asset-backed securities, subject to applicable law and any other restrictions described in the Portfolio's prospectus or Statement of Additional Information. Within the Fixed Income Sleeve, the Portfolio may invest up to 10% of its total assets in preferred stock. The Portfolio may  purchase or sell securities on a when-issued, delayed delivery or forward commitment basis and may engage in short sales.

Target Fund	Destination Fund
together with any other Fixed Income Instruments denominated in foreign currencies, up to 30% of its total assets in such instruments). The Portfolio may invest up to 10% of its total assets in high yield securities ("junk bonds") rated B or higher by Moody's Investors Service, Inc. ("Moody's"), or equivalently rated by Standard & Poor's Ratings Services ("S&P") or Fitch, Inc. ("Fitch"), or, if unrated, determined by PIMCO to be of comparable quality (except that within such 10% limitation, the Portfolio may invest in mortgage-related securities rated below B). The average portfolio duration of this Portfolio normally varies from 0-6 years. Duration is a measure used to determine the sensitivity of a security's price to changes in interest rates. The longer a security's duration, the more sensitive it will be to changes in interest rates. The Portfolio may purchase and sell securities on a when-issued, delayed delivery or forward commitment basis and may engage in short sales.

The Portfolio's assets are not allocated according to a predetermined blend of shares of the Acquired Funds and/or direct investments in securities, instruments and other investments. Instead, when making allocation decisions among the Acquired Funds, securities, instruments and other investments, PIMCO considers various qualitative and quantitative factors relating to the U.S. and non-U.S. economies, and securities and commodities markets. These factors include projected growth trends in the U.S. and non-U.S. economies, forecasts for interest rates and the relationship between short- and long-term interest rates (yield curve), current and projected trends in inflation, relative valuation levels in the equity, fixed income, commodity and real estate markets and various segments within those markets, the outlook and projected growth of various industrial sectors, information relating to business cycles, borrowing needs and the cost of capital, political trends data relating to trade balances, and labor information. PIMCO uses these factors to help determine the Portfolio's target asset allocation and to identify potentially attractive relative value and risk hedging strategies. PIMCO has the flexibility to reallocate the Portfolio's assets among any or all of the investment exposures represented by affiliated or unaffiliated funds, or invest directly in securities, instruments and other investments, based on its ongoing analyses of the global economy and financial markets. While these analyses are performed daily, material shifts in investment exposures typically take place over longer periods of time.

Target Fund	Destination Fund
As part of its investment process, PIMCO will seek to reduce exposure to certain risks by implementing various hedging transactions. These hedging transactions seek to reduce the Portfolio's exposure to certain severe, unanticipated market events that could significantly detract from returns. Once the target asset allocation, relative value strategies and risk hedging strategies have been determined, PIMCO then evaluates various combinations of affiliated or unaffiliated funds, securities, instruments and other investments to obtain the desired exposures and invests accordingly.

Principal Risks
Allocation Risk: the risk that a Portfolio could lose money as a result of less than optimal or poor asset allocation decisions as to how its assets are allocated or reallocated. The Portfolio could miss attractive investment opportunities by underweighting markets that subsequently experience significant returns and could lose value by overweighting markets that subsequently experience significant declines.

Acquired Fund Risk: the risk that a Portfolio's performance is closely related to the risks associated with the securities and other investments held by the Acquired Funds and that the ability of a Portfolio to achieve its investment objective will depend upon the ability of the Acquired Funds to achieve their investment objectives.

Interest Rate Risk: the risk that fixed income securities will decline in value because of an increase in interest rates; a portfolio with a longer average portfolio duration will be more sensitive to changes in interest rates than a portfolio with a shorter average portfolio duration.

Call Risk: the risk that an issuer may exercise its right to redeem a fixed income security earlier than expected (a call). Issuers may call outstanding securities prior to their maturity for a number of reasons (e.g., declining interest rates, changes in credit spreads and improvements in the issuer's credit quality). If an issuer calls a security that the Portfolio has invested in, the Portfolio may not recoup the full amount of its initial investment and may be forced to reinvest in lower-yielding securities, securities with greater credit risks or securities with other, less favorable features.

Credit Risk: the risk that the Portfolio could lose money if the issuer or guarantor of a fixed income

Principal Risks
Allocation Risk: the risk that a Portfolio could lose money as a result of less than optimal or poor asset allocation decisions as to how its assets are allocated or reallocated. The Portfolio could miss attractive investment opportunities by underweighting markets that subsequently experience significant returns and could lose value by overweighting markets that subsequently experience significant declines
Equity Risk: the risk that the value of equity securities, such as common stocks and preferred stocks, may decline due to general market conditions which are not specifically related to a particular company or to factors affecting a particular industry or industries. Equity securities generally have greater price volatility than fixed income securities
Interest Rate Risk: the risk that fixed income securities will decline in value because of an increase in interest rates; a portfolio with a longer average portfolio duration will be more sensitive to changes in interest rates than a portfolio with a shorter average portfolio duration
Call Risk: the risk that an issuer may exercise its right to redeem a fixed income security earlier than expected (a call). Issuers may call outstanding securities prior to their maturity for a number of reasons (e.g., declining interest rates, changes in credit spreads and improvements in the issuer's credit quality). If an issuer calls a security that the Portfolio has invested in, the Portfolio may not recoup the full amount of its initial investment and may be forced to reinvest in lower-yielding securities, securities with greater credit risks or securities with other, less favorable features
Credit Risk: the risk that the Portfolio could lose money if the issuer or guarantor of a fixed income security, or the counterparty to a derivative contract, is unable or unwilling to meet its financial obligations
High Yield Risk: the risk that high yield securities and unrated securities of similar credit quality (commonly known as "junk bonds") are subject to greater levels of

Target Fund	Destination Fund
security, or the counterparty to a derivative contract, is unable or unwilling to meet its financial obligations.

High Yield Risk: the risk that high yield securities and unrated securities of similar credit quality (commonly known as "junk bonds") are subject to greater levels of credit, call and liquidity risks. High yield securities are considered primarily speculative with respect to the issuer's continuing ability to make principal and interest payments, and may be more volatile than higher-rated securities of similar maturity.

Distressed Company Risk: the risk that securities of distressed companies may be subject to greater levels of credit, issuer and liquidity risk than a portfolio that does not invest in such securities. Securities of distressed companies include both debt and equity securities. Debt securities of distressed companies are considered predominantly speculative with respect to the issuers' continuing ability to make principal and interest payments.

Market Risk: the risk that the value of securities owned by the Portfolio may go up or down, sometimes rapidly or unpredictably, due to factors affecting securities markets generally or particular industries.

Issuer Risk: the risk that the value of a security may decline for a reason directly related to the issuer, such as management performance, financial leverage and reduced demand for the issuer's goods or services.

Liquidity Risk: the risk that a particular investment may be difficult to purchase or sell and that the Portfolio may be unable to sell illiquid securities at an advantageous time or price or achieve its desired level of exposure to a certain sector. Liquidity risk may result from the lack of an active market, reduced number and capacity of traditional market participants to make a market in fixed income securities, and may be magnified in a rising interest rate environment or other circumstances where investor redemptions from fixed income mutual funds may be higher than normal, causing increased supply in the market due to selling activity.

Derivatives Risk: the risk of investing in derivative instruments (such as futures, swaps and structured securities), including liquidity, interest rate, market, credit and management risks, mispricing or valuation complexity. Changes in the value of the derivative may not correlate perfectly with, and may be more sensitive to market events than, the underlying asset, rate or index, and the Portfolio could lose more than credit, call and liquidity risks. High yield securities are considered primarily speculative with respect to the issuer's continuing ability to make principal and interest payments, and may be more volatile than higher-rated securities of similar maturity
Market Risk: the risk that the value of securities owned by the Portfolio may go up or down, sometimes rapidly or unpredictably, due to factors affecting securities markets generally or particular industries
Issuer Risk: the risk that the value of a security may decline for a reason directly related to the issuer, such as management performance, financial leverage and reduced demand for the issuer's goods or services
Liquidity Risk: the risk that a particular investment may be difficult to purchase or sell and that the Portfolio may be unable to sell illiquid securities at an advantageous time or price or achieve its desired level of exposure to a certain sector. Liquidity risk may result from the lack of an active market, reduced number and capacity of traditional market participants to make a market in fixed income securities, and may be magnified in a rising interest rate environment or other circumstances where investor redemptions from fixed income mutual funds may be higher than normal, causing increased supply in the market due to selling activity
Derivatives Risk: the risk of investing in derivative instruments (such as futures, swaps and structured securities), including liquidity, interest rate, market, credit and management risks, mispricing or valuation complexity. Changes in the value of the derivative may not correlate perfectly with, and may be more sensitive to market events than, the underlying asset, rate or index, and the Portfolio could lose more than the initial amount invested. The Portfolio's use of derivatives may result in losses to the Portfolio, a reduction in the Portfolio's returns and/or increased volatility. Over-the-counter ("OTC") derivatives are also subject to the risk that a counterparty to the transaction will not fulfill its contractual obligations to the other party, as many of the protections afforded to centrally-cleared derivative transactions might not be available for OTC derivatives. For derivatives traded on an exchange or through a central counterparty, credit risk resides with the creditworthiness of the Portfolio's clearing broker, or the clearinghouse itself, rather than to a counterparty in an OTC derivative transaction. Changes in regulation relating to a mutual fund's use of derivatives and related instruments could potentially limit or impact the Portfolio's ability to invest in derivatives, limit the Portfolio's ability to employ certain strategies that use derivatives and/or adversely affect the value or performance of derivatives and the Portfolio
Mortgage-Related and Other Asset-Backed

Target Fund	Destination Fund
the initial amount invested. The Portfolio's use of derivatives may result in losses to the Portfolio, a reduction in the Portfolio's returns and/or increased volatility. Over-the-counter ("OTC") derivatives are also subject to the risk that a counterparty to the transaction will not fulfill its contractual obligations to the other party, as many of the protections afforded to centrally-cleared derivative transactions might not be available for OTC derivatives. For derivatives traded on an exchange or through a central counterparty, credit risk resides with the creditworthiness of the Portfolio's clearing broker, or the clearinghouse itself, rather than to a counterparty in an OTC derivative transaction. Changes in regulation relating to a mutual fund's use of derivatives and related instruments could potentially limit or impact the Portfolio's ability to invest in derivatives, limit the Portfolio's ability to employ certain strategies that use derivatives and/or adversely affect the value or performance of derivatives and the Portfolio.

Commodity Risk: the risk that investing in commodity-linked derivative instruments may subject the Portfolio to greater volatility than investments in traditional securities. The value of commodity-linked derivative instruments may be affected by changes in overall market movements, commodity index volatility, changes in interest rates, or factors affecting a particular industry or commodity, such as drought, floods, weather, livestock disease, embargoes, tariffs and international economic, political and regulatory developments.

Equity Risk: the risk that the value of equity securities, such as common stocks and preferred stocks, may decline due to general market conditions which are not specifically related to a particular company or to factors affecting a particular industry or industries. Equity securities generally have greater price volatility than fixed income securities.

Mortgage-Related and Other Asset-Backed Securities Risk: the risks of investing in mortgage-related and other asset-backed securities, including interest rate risk, extension risk, prepayment risk, and credit risk.

Foreign (Non-U.S.) Investment Risk: the risk that investing in foreign (non-U.S.) securities may result in the Portfolio experiencing more rapid and extreme changes in value than a portfolio that invests exclusively in securities of U.S. companies, due to smaller markets, differing reporting, accounting and auditing standards, increased risk of delayed settlement of portfolio transactions or loss of certificates of

Securities Risk: the risks of investing in mortgage-related and other asset-backed securities, including interest rate risk, extension risk, prepayment risk, and credit risk
Foreign (Non-U.S.) Investment Risk: the risk that investing in foreign (non-U.S.) securities may result in the Portfolio experiencing more rapid and extreme changes in value than a portfolio that invests exclusively in securities of U.S. companies, due to smaller markets, differing reporting, accounting and auditing standards, increased risk of delayed settlement of portfolio transactions or loss of certificates of portfolio securities, and the risk of unfavorable foreign government actions, including nationalization, expropriation or confiscatory taxation, currency blockage, or political changes or diplomatic developments. Foreign securities may also be less liquid and more difficult to value than securities of U.S. issuers
Emerging Markets Risk: the risk of investing in emerging market securities, primarily increased foreign (non-U.S.) investment risk
Sovereign Debt Risk: the risk that investments in fixed income instruments issued by sovereign entities may decline in value as a result of default or other adverse credit event resulting from an issuer's inability or unwillingness to make principal or interest payments in a timely fashion
Currency Risk: the risk that foreign (non-U.S.) currencies will decline in value relative to the U.S. dollar and affect the Portfolio's investments in foreign (non-U.S.) currencies or in securities that trade in, and receive revenues in, or in derivatives that provide exposure to, foreign (non-U.S.) currencies
Leveraging Risk: the risk that certain transactions of the Portfolio, such as reverse repurchase agreements, loans of portfolio securities, and the use of when-issued, delayed delivery or forward commitment transactions, or derivative instruments, may give rise to leverage, magnifying gains and losses and causing the Portfolio to be more volatile than if it had not been leveraged. This means that leverage entails a heightened risk of loss
Management Risk: the risk that the investment techniques and risk analyses applied by PIMCO will not produce the desired results and that legislative, regulatory, or tax restrictions, policies or developments may affect the investment techniques available to PIMCO and the individual portfolio manager in connection with managing the Portfolio. There is no guarantee that the investment objective of the Portfolio will be achieved
Short Sale Risk: the risk of entering into short sales, including the potential loss of more money than the actual cost of the investment, and the risk that the third party to the short sale may fail to honor its contract

Target Fund	Destination Fund
portfolio securities, and the risk of unfavorable foreign government actions, including nationalization, expropriation or confiscatory taxation, currency blockage, or political changes or diplomatic developments. Foreign securities may also be less liquid and more difficult to value than securities of U.S. issuers.

Real Estate Risk: the risk that a Portfolio's investments in Real Estate Investment Trusts ("REITs") or real estate-linked derivative instruments will subject the Portfolio to risks similar to those associated with direct ownership of real estate, including losses from casualty or condemnation, and changes in local and general economic conditions, supply and demand, interest rates, zoning laws, regulatory limitations on rents, property taxes and operating expenses. A Portfolio's investments in REITs or real estate-linked derivative instruments subject it to management and tax risks. In addition, privately traded REITs subject a Portfolio to liquidity and valuation risk.

Emerging Markets Risk: the risk of investing in emerging market securities, primarily increased foreign (non-U.S.) investment risk.

Sovereign Debt Risk: the risk that investments in fixed income instruments issued by sovereign entities may decline in value as a result of default or other adverse credit event resulting from an issuer's inability or unwillingness to make principal or interest payments in a timely fashion.

Currency Risk: the risk that foreign (non-U.S.) currencies will decline in value relative to the U.S. dollar and affect the Portfolio's investments in foreign (non-U.S.) currencies or in securities that trade in, and receive revenues in, or in derivatives that provide exposure to, foreign (non-U.S.) currencies.

Leveraging Risk: the risk that certain transactions of the Portfolio, such as reverse repurchase agreements, loans of portfolio securities, and the use of when-issued, delayed delivery or forward commitment transactions, or derivative instruments, may give rise to leverage, magnifying gains and losses and causing the Portfolio to be more volatile than if it had not been leveraged. This means that leverage entails a heightened risk of loss.

Smaller Company Risk: the risk that the value of securities issued by a smaller company may go up or down, sometimes rapidly and unpredictably as terms, causing a loss to the Portfolio
Convertible Securities Risk: as convertible securities share both fixed income and equity characteristics, they are subject to risks to which fixed income and equity investments are subject. These risks include equity risk, interest rate risk and credit risk

Target Fund	Destination Fund
compared to more widely held securities, due to narrow markets and limited resources of smaller companies. A Portfolio's investments in smaller companies subject it to greater levels of credit, market and issuer risk.

Management Risk: the risk that the investment techniques and risk analyses applied by PIMCO will not produce the desired results and that legislative, regulatory, or tax restrictions, policies or developments may affect the investment techniques available to PIMCO and the individual portfolio manager in connection with managing the Portfolio. There is no guarantee that the investment objective of the Portfolio will be achieved.

Tax Risk: the risk that the tax treatment of swap agreements and other derivative instruments, such as commodity-linked derivative instruments, including commodity index-linked notes, swap agreements, commodity options, futures, and options on futures, may be affected by future regulatory or legislative changes that could affect whether income from such investments is "qualifying income" under Subchapter M of the Internal Revenue Code, or otherwise affect the character, timing and/or amount of the Portfolio's taxable income or gains and distributions.

Subsidiary Risk: the risk that, by investing in the GMAMA Subsidiary, the Portfolio is indirectly exposed to the risks associated with the GMAMA Subsidiary's investments. The GMAMA Subsidiary is not registered under the 1940 Act and may not be subject to all the investor protections of the 1940 Act. There is no guarantee that the investment objective of the GMAMA Subsidiary will be achieved.

Short Sale Risk: the risk of entering into short sales, including the potential loss of more money than the actual cost of the investment, and the risk that the third party to the short sale may fail to honor its contract terms, causing a loss to the Portfolio.

Value Investing Risk: a value stock may decrease in price or may not increase in price as anticipated by PIMCO if it continues to be undervalued by the market or the factors that the portfolio manager believes will cause the stock price to increase do not occur.

Arbitrage Risk: the risk that securities purchased pursuant to an arbitrage strategy intended to take advantage of a perceived relationship between the value of two securities may not perform as expected.

Convertible Securities Risk: as convertible securities

Target Fund	Destination Fund
share both fixed income and equity characteristics, they are subject to risks to which fixed income and equity investments are subject. These risks include equity risk, interest rate risk and credit risk.

Proposed Substitution 15
Target Fund	Destination Fund
PIMCO Global Bond Portfolio (Unhedged), Administrative Class	PIMCO Global Core Bond (Hedged) Portfolio, Administrative Class[22]
Investment Objective The Portfolio seeks maximum total return, consistent with preservation of capital and prudent investment management.	Investment Objective The Portfolio seeks total return which exceeds that of its benchmark.
Principal Investment Strategy
The Portfolio seeks to achieve its investment objective by investing under normal circumstances at least 80% of its assets in Fixed Income Instruments that are economically tied to at least three countries (one of which may be the United States), which may be represented by forwards or derivatives such as options, futures contracts or swap agreements. "Fixed Income Instruments" include bonds, debt securities and other similar instruments issued by various U.S. and non-U.S. public- or private-sector entities. Securities may be denominated in major foreign currencies, baskets of foreign currencies (such as the euro), or the U.S. dollar.

Pacific Investment Management Company LLC ("PIMCO") selects the Portfolio's foreign country and currency compositions based on an evaluation of various factors, including, but not limited to, relative interest rates, exchange rates, monetary and fiscal policies, and trade and current account balances. The Portfolio may invest, without limitation, in securities and instruments that are economically tied to emerging market countries. The Portfolio normally invests at least 25% of its net assets in instruments that are economically tied to foreign (non-U.S.) countries. The average portfolio duration of this Portfolio normally varies within three years (plus or minus) of the portfolio duration of the securities comprising the Bloomberg Barclays Global Aggregate (USD Unhedged) Index, as calculated by PIMCO, which as of February 28, 2017, was 6.73 years. Duration is a measure used to determine the sensitivity of a security's price to changes in interest rates. The longer a security's duration, the more sensitive it will be to changes in interest rates. The Portfolio invests primarily in investment grade debt securities, but may invest up to 10% of its total assets in high yield securities ("junk bonds") rated B or higher by Moody's Investors Service, Inc. ("Moody's"), or equivalently

Principal Investment Strategy
The Portfolio seeks to achieve its investment objective by investing under normal circumstances at least 80% of its assets in Fixed Income Instruments that are economically tied to at least three countries (one of which may be the United States), which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements. "Fixed Income Instruments" include bonds, debt securities and other similar instruments issued by various U.S. and non-U.S. public- or private-sector entities.

Pacific Investment Management Company LLC ("PIMCO") selects the Portfolio's foreign country and currency compositions based on an evaluation of various factors, including, but not limited to, relative interest rates, exchange rates, monetary and fiscal policies, and trade and current account balances. The Portfolio may invest without limitation in securities denominated in foreign currencies and in U.S. dollar-denominated securities of foreign issuers. The Portfolio will normally limit its foreign currency exposure (from non-U.S. dollar-denominated securities or currencies) to within 5% (plus or minus) of the foreign currency exposure of the Bloomberg Barclays Global Aggregate (U.S. Dollar-Hedged) Index, as calculated by PIMCO, which as of February 28, 2017, was 0.02%. The Portfolio may invest up to 5% of its total assets in securities and instruments that are economically tied to emerging market countries. The Portfolio may also invest up to 5% of its total assets in preferred stock. In addition, the Portfolio may invest in both investment-grade securities and high yield securities ("junk bonds") subject to a maximum of 10% of its total assets in securities rated below BBB by Moody's Investors Service, Inc. ("Moody's"), or equivalently rated by Standard & Poor's Ratings Services ("S&P") or Fitch, Inc. ("Fitch"), or, if unrated, determined by PIMCO to be of comparable quality. The average portfolio duration of this Portfolio normally varies within 1.5 years (plus or minus) of the portfolio

22 Prior to October 21, 2016, this fund was known as PIMCO Global Advantage Strategy Bond Portfolio.

Target Fund	Destination Fund
rated by Standard & Poor's Ratings Services ("S&P") or Fitch, Inc. ("Fitch"), or, if unrated, determined by PIMCO to be of comparable quality (except that within such 10% limitation, the Portfolio may invest in mortgage-related securities rated below B).

The Portfolio may invest, without limitation, in derivative instruments, such as options, futures contracts or swap agreements, or in mortgage- or asset-backed securities, subject to applicable law and any other restrictions described in the Portfolio's prospectus or Statement of Additional Information. The Portfolio may purchase or sell securities on a when- issued, delayed delivery or forward commitment basis and may engage in short sales. The Portfolio may, without limitation, seek to obtain market exposure to the securities in which it primarily invests by entering into a series of purchase and sale contracts or by using other investment techniques (such as buy backs or dollar rolls). The "total return" sought by the Portfolio consists of income earned on the Portfolio's investments, plus capital appreciation, if any, which generally arises from decreases in interest rates, foreign currency appreciation or improving credit fundamentals for a particular sector or security. The Portfolio may also invest up to 10% of its total assets in preferred stocks.

duration of the securities comprising the Bloomberg Barclays Global Aggregate (U.S. Dollar-Hedged) Index, as calculated by PIMCO, which as of February 28, 2017, was 6.73 years. In addition, the average U.S. portfolio duration of this Portfolio normally varies within 1 year (plus or minus) of the U.S. portfolio duration of the securities comprising the Bloomberg Barclays Global Aggregate (U.S. Dollar-Hedged) Index, as calculated by PIMCO, which as of February 28, 2017, was 6.73 years. Duration is a measure used to determine the sensitivity of a security's price to changes in interest rates. The longer a security's duration, the more sensitive it will be to changes in interest rates.

The Portfolio may invest, without limitation, in derivative instruments, such as options, futures contracts or swap agreements, or in mortgage- or asset-backed securities, subject to applicable law and any other restrictions described in the Portfolio's prospectus or Statement of Additional Information. The Portfolio may purchase or sell securities on a when-issued, delayed delivery or forward commitment basis and may engage in short sales. The Portfolio may, without limitation, seek to obtain market exposure to the securities in which it primarily invests by entering into a series of purchase and sale contracts or by using other investment techniques (such as buy backs or dollar rolls). The "total return" sought by the Portfolio consists of income earned on the Portfolio's investments, plus capital appreciation, if any, which generally arises from decreases in interest rates or improving credit fundamentals for a particular sector or security.

Principal Risks

Interest Rate Risk: the risk that fixed income securities will decline in value because of an increase in interest rates; a portfolio with a longer average portfolio duration will be more sensitive to changes in interest rates than a portfolio with a shorter average portfolio duration.

Call Risk: the risk that an issuer may exercise its right to redeem a fixed income security earlier than expected (a call). Issuers may call outstanding securities prior to their maturity for a number of reasons (e.g., declining interest rates, changes in credit spreads and improvements in the issuer's credit quality). If an issuer calls a security that the Portfolio has invested in, the Portfolio may not recoup the full amount of its initial investment and may be forced to reinvest in lower-yielding securities, securities with greater credit risks or securities with other, less favorable features.

Principal Risks

Interest Rate Risk: the risk that fixed income securities will decline in value because of an increase in interest rates; a portfolio with a longer average portfolio duration will be more sensitive to changes in interest rates than a portfolio with a shorter average portfolio duration
Call Risk: the risk that an issuer may exercise its right to redeem a fixed income security earlier than expected (a call). Issuers may call outstanding securities prior to their maturity for a number of reasons (e.g., declining interest rates, changes in credit spreads and improvements in the issuer's credit quality). If an issuer calls a security that the Portfolio has invested in, the Portfolio may not recoup the full amount of its initial investment and may be forced to reinvest in lower-yielding securities, securities with greater credit risks or securities with other, less favorable features
Credit Risk: the risk that the Portfolio could lose money if the issuer or guarantor of a fixed income security, or the counterparty to a derivative contract, is unable or

Target Fund	Destination Fund
Credit Risk: the risk that the Portfolio could lose money if the issuer or guarantor of a fixed income security, or the counterparty to a derivative contract, is unable or unwilling to meet its financial obligations.

High Yield Risk: the risk that high yield securities and unrated securities of similar credit quality (commonly known as "junk bonds") are subject to greater levels of credit, call and liquidity risks. High yield securities are considered primarily speculative with respect to the issuer's continuing ability to make principal and interest payments, and may be more volatile than higher-rated securities of similar maturity.

Market Risk: the risk that the value of securities owned by the Portfolio may go up or down, sometimes rapidly or unpredictably, due to factors affecting securities markets generally or particular industries.

Issuer Risk: the risk that the value of a security may decline for a reason directly related to the issuer, such as management performance, financial leverage and reduced demand for the issuer's goods or services.

Liquidity Risk: the risk that a particular investment may be difficult to purchase or sell and that the Portfolio may be unable to sell illiquid securities at an advantageous time or price or achieve its desired level of exposure to a certain sector. Liquidity risk may result from the lack of an active market, reduced number and capacity of traditional market participants to make a market in fixed income securities, and may be magnified in a rising interest rate environment or other circumstances where investor redemptions from fixed income mutual funds may be higher than normal, causing increased supply in the market due to selling activity.

Derivatives Risk: the risk of investing in derivative instruments (such as futures, swaps and structured securities), including liquidity, interest rate, market, credit and management risks, mispricing or valuation complexity. Changes in the value of the derivative may not correlate perfectly with, and may be more sensitive to market events than, the underlying asset, rate or index, and the Portfolio could lose more than the initial amount invested. The Portfolio's use of derivatives may result in losses to the Portfolio, a reduction in the Portfolio's returns and/or increased volatility. Over-the-counter ("OTC") derivatives are also subject to the risk that a counterparty to the transaction will not fulfill its contractual obligations to the other party, as many of the protections afforded to centrally-cleared derivative transactions might not be unwilling to meet its financial obligations
High Yield Risk: the risk that high yield securities and unrated securities of similar credit quality (commonly known as "junk bonds") are subject to greater levels of credit, call and liquidity risks. High yield securities are considered primarily speculative with respect to the issuer's continuing ability to make principal and interest payments, and may be more volatile than higher-rated securities of similar maturity
Market Risk: the risk that the value of securities owned by the Portfolio may go up or down, sometimes rapidly or unpredictably, due to factors affecting securities markets generally or particular industries
Issuer Risk: the risk that the value of a security may decline for a reason directly related to the issuer, such as management performance, financial leverage and reduced demand for the issuer's goods or services
Liquidity Risk: the risk that a particular investment may be difficult to purchase or sell and that the Portfolio may be unable to sell illiquid securities at an advantageous time or price or achieve its desired level of exposure to a certain sector. Liquidity risk may result from the lack of an active market, reduced number and capacity of traditional market participants to make a market in fixed income securities, and may be magnified in a rising interest rate environment or other circumstances where investor redemptions from fixed income mutual funds may be higher than normal, causing increased supply in the market due to selling activity
Derivatives Risk: the risk of investing in derivative instruments (such as futures, swaps and structured securities), including liquidity, interest rate, market, credit and management risks, mispricing or valuation complexity. Changes in the value of the derivative may not correlate perfectly with, and may be more sensitive to market events than, the underlying asset, rate or index, and the Portfolio could lose more than the initial amount invested. The Portfolio's use of derivatives may result in losses to the Portfolio, a reduction in the Portfolio's returns and/or increased volatility. Over-the-counter ("OTC") derivatives are also subject to the risk that a counterparty to the transaction will not fulfill its contractual obligations to the other party, as many of the protections afforded to centrally-cleared derivative transactions might not be available for OTC derivatives. For derivatives traded on an exchange or through a central counterparty, credit risk resides with the creditworthiness of the Portfolio's clearing broker, or the clearinghouse itself, rather than to a counterparty in an OTC derivative transaction. Changes in regulation relating to a mutual fund's use of derivatives and related instruments could potentially limit or impact the Portfolio's ability to invest in derivatives, limit the

Target Fund	Destination Fund
available for OTC derivatives. For derivatives traded on an exchange or through a central counterparty, credit risk resides with the creditworthiness of the Portfolio's clearing broker, or the clearinghouse itself, rather than to a counterparty in an OTC derivative transaction. Changes in regulation relating to a mutual fund's use of derivatives and related instruments could potentially limit or impact the Portfolio's ability to invest in derivatives, limit the Portfolio's ability to employ certain strategies that use derivatives and/or adversely affect the value or performance of derivatives and the Portfolio.

Equity Risk: the risk that the value of equity securities, such as common stocks and preferred stocks, may decline due to general market conditions which are not specifically related to a particular company or to factors affecting a particular industry or industries. Equity securities generally have greater price volatility than fixed income securities.

Mortgage-Related and Other Asset-Backed Securities Risk: the risks of investing in mortgage-related and other asset-backed securities, including interest rate risk, extension risk, prepayment risk, and credit risk.

Foreign (Non-U.S.) Investment Risk: the risk that investing in foreign (non-U.S.) securities may result in the Portfolio experiencing more rapid and extreme changes in value than a portfolio that invests exclusively in securities of U.S. companies, due to smaller markets, differing reporting, accounting and auditing standards, increased risk of delayed settlement of portfolio transactions or loss of certificates of portfolio securities, and the risk of unfavorable foreign government actions, including nationalization, expropriation or confiscatory taxation, currency blockage, or political changes or diplomatic developments. Foreign securities may also be less liquid and more difficult to value than securities of U.S. issuers.

Emerging Markets Risk: the risk of investing in emerging market securities, primarily increased foreign (non-U.S.) investment risk.

Sovereign Debt Risk: the risk that investments in fixed income instruments issued by sovereign entities may decline in value as a result of default or other adverse credit event resulting from an issuer's inability or unwillingness to make principal or interest payments in a timely fashion.

Currency Risk: the risk that foreign (non-U.S.)

Portfolio's ability to employ certain strategies that use derivatives and/or adversely affect the value or performance of derivatives and the Portfolio
Equity Risk: the risk that the value of equity securities, such as common stocks and preferred stocks, may decline due to general market conditions which are not specifically related to a particular company or to factors affecting a particular industry or industries. Equity securities generally have greater price volatility than fixed income securities
Mortgage-Related and Other Asset-Backed Securities Risk: the risks of investing in mortgage-related and other asset-backed securities, including interest rate risk, extension risk, prepayment risk and credit risk
Foreign (Non-U.S.) Investment Risk: the risk that investing in foreign (non-U.S.) securities may result in the Portfolio experiencing more rapid and extreme changes in value than a portfolio that invests exclusively in securities of U.S. companies, due to smaller markets, differing reporting, accounting and auditing standards, increased risk of delayed settlement of portfolio transactions or loss of certificates of portfolio securities, and the risk of unfavorable foreign government actions, including nationalization, expropriation or confiscatory taxation, currency blockage, or political changes or diplomatic developments. Foreign securities may also be less liquid and more difficult to value than securities of U.S. issuers
Emerging Markets Risk: the risk of investing in emerging market securities, primarily increased foreign (non-U.S.) investment risk
Sovereign Debt Risk: the risk that investments in fixed income instruments issued by sovereign entities may decline in value as a result of default or other adverse credit event resulting from an issuer's inability or unwillingness to make principal or interest payments in a timely fashion
Currency Risk: the risk that foreign (non-U.S.) currencies will decline in value relative to the U.S. dollar and affect the Portfolio's investments in foreign (non-U.S.) currencies or in securities that trade in, and receive revenues in, or in derivatives that provide exposure to, foreign (non-U.S.) currencies
Leveraging Risk: the risk that certain transactions of the Portfolio, such as reverse repurchase agreements, loans of portfolio securities, and the use of when-issued, delayed delivery or forward commitment transactions, or derivative instruments, may give rise to leverage, magnifying gains and losses and causing the Portfolio to be more volatile than if it had not been leveraged. This means that leverage entails a heightened risk of loss
Management Risk: the risk that the investment techniques and risk analyses applied by PIMCO will not

Target Fund	Destination Fund
currencies will decline in value relative to the U.S. dollar and affect the Portfolio's investments in foreign (non-U.S.) currencies or in securities that trade in, and receive revenues in, or in derivatives that provide exposure to, foreign (non-U.S.) currencies.

Leveraging Risk: the risk that certain transactions of the Portfolio, such as reverse repurchase agreements, loans of portfolio securities, and the use of when-issued, delayed delivery or forward commitment transactions, or derivative instruments, may give rise to leverage, magnifying gains and losses and causing the Portfolio to be more volatile than if it had not been leveraged. This means that leverage entails a heightened risk of loss.

Management Risk: the risk that the investment techniques and risk analyses applied by PIMCO will not produce the desired results and that legislative, regulatory, or tax restrictions, policies or developments may affect the investment techniques available to PIMCO and the individual portfolio manager in connection with managing the Portfolio. There is no guarantee that the investment objective of the Portfolio will be achieved.

Short Sale Risk: the risk of entering into short sales, including the potential loss of more money than the actual cost of the investment, and the risk that the third party to the short sale may fail to honor its contract terms, causing a loss to the Portfolio.

produce the desired results and that legislative, regulatory, or tax restrictions, policies or developments may affect the investment techniques available to PIMCO and the individual portfolio manager in connection with managing the Portfolio. There is no guarantee that the investment objective of the Portfolio will be achieved
Short Sale Risk: the risk of entering into short sales, including the potential loss of more money than the actual cost of the investment, and the risk that the third party to the short sale may fail to honor its contract terms, causing a loss to the Portfolio

 Proposed Substitution 16
Target Fund	Destination Fund
PIMCO Unconstrained Bond Portfolio, Administrative Class	PIMCO Total Return Portfolio, Administrative Class
Investment Objective The Portfolio seeks maximum long-term return, consistent with preservation of capital and prudent investment management.	Investment Objective The Portfolio seeks maximum total return, consistent with preservation of capital and prudent investment management.
Principal Investment Strategy
The Portfolio seeks to achieve its investment objective by investing under normal circumstances at least 80% of its assets in a diversified portfolio of Fixed Income Instruments of varying maturities, which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements. "Fixed Income Instruments" include bonds, debt securities and other similar instruments issued by various U.S. and non-U.S. public- or private-sector entities. The Portfolio intends to utilize various investment strategies in a broad array of fixed income sectors to achieve its investment objective. The Portfolio will not be constrained by management against an index. The average portfolio duration of this Portfolio will normally vary from (negative) 3 years to positive 8 years based on Pacific Investment Management Company's ("PIMCO") forecast for interest rates. Duration is a measure used to determine the sensitivity of a security's price to changes in interest rates. The longer a security's duration, the more sensitive it will be to changes in interest rates.

The Portfolio may invest in both investment-grade securities and high yield securities ("junk bonds") subject to a maximum of 40% of its total assets in securities rated below Baa by Moody's Investors Service, Inc. ("Moody's"), or equivalently rated by Standard & Poor's Ratings Services ("S&P") or Fitch, Inc. ("Fitch"), or, if unrated, determined by PIMCO to be of comparable quality. The Portfolio may also invest without limitation in securities denominated in foreign currencies and in U.S. dollar-denominated securities of foreign issuers. In addition, the Portfolio may invest up to 50% of its total assets in securities and instruments that are economically tied to emerging market countries (this limitation does not apply to investment grade sovereign debt denominated in the local currency with less than 1 year remaining to maturity, which means the Portfolio may invest in such instruments without limitation subject to any applicable legal or regulatory limitation). The Portfolio

Principal Investment Strategy
The Portfolio seeks to achieve its investment objective by investing under normal circumstances at least 65% of its total assets in a diversified portfolio of Fixed Income Instruments of varying maturities, which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements. "Fixed Income Instruments" include bonds, debt securities and other similar instruments issued by various U.S. and non-U.S. public- or private-sector entities. The average portfolio duration of this Portfolio normally varies within two years (plus or minus) of the portfolio duration of the securities comprising the Bloomberg Barclays U.S. Aggregate Index, as calculated by PIMCO, which as of February 28, 2017, was 5.54 years. Duration is a measure used to determine the sensitivity of a security's price to changes in interest rates. The longer a security's duration, the more sensitive it will be to changes in interest rates.

The Portfolio invests primarily in investment grade debt securities, but may invest up to 20% of its total assets in high yield securities ("junk bonds") rated B or higher by Moody's Investors Service, Inc. ("Moody's"), or equivalently rated by Standard & Poor's Ratings Services ("S&P") or Fitch, Inc. ("Fitch"), or, if unrated, determined by Pacific Investment Management Company LLC ("PIMCO") to be of comparable quality (except that within such 20% limitation, the Portfolio may invest in mortgage-related securities rated below B). The Portfolio may invest up to 30% of its total assets in securities denominated in foreign currencies, and may invest beyond this limit in U.S. dollar-denominated securities of foreign issuers. The Portfolio may invest up to 15% of its total assets in securities and instruments that are economically tied to emerging market countries (this limitation does not apply to investment grade sovereign debt denominated in the local currency with less than 1 year remaining to maturity, which means the Portfolio may invest, together with any other investments

Target Fund	Destination Fund
will normally limit its foreign currency exposure (from non-U.S. dollar-denominated securities or currencies) to 35% of its total assets. The Portfolio may also invest up to 10% of its total assets in preferred stocks.

The Portfolio may invest, without limitation, in derivative instruments, such as options, futures contracts or swap agreements, or in mortgage- or asset-backed securities, subject to applicable law and any other restrictions described in the Portfolio's prospectus or Statement of Additional Information. The Portfolio may purchase or sell securities on a when- issued, delayed delivery or forward commitment basis and may engage in short sales. The Portfolio may, without limitation, seek to obtain market exposure to the securities in which it primarily invests by entering into a series of purchase and sale contracts or by using other investment techniques (such as buy backs or dollar rolls).

denominated in foreign currencies, up to 30% of its total assets in such instruments). The Portfolio will normally limit its foreign currency exposure (from non-U.S. dollar-denominated securities or currencies) to 20% of its total assets.

The Portfolio may invest, without limitation, in derivative instruments, such as options, futures contracts or swap agreements, or in mortgage- or asset-backed securities, subject to applicable law and any other restrictions described in the Portfolio's prospectus or Statement of Additional Information. The Portfolio may purchase or sell securities on a when- issued, delayed delivery or forward commitment basis and may engage in short sales. The Portfolio may invest up to 10% of its total assets in preferred stock, convertible securities and other equity-related securities. The Portfolio may, without limitation, seek to obtain market exposure to the securities in which it primarily invests by entering into a series of purchase and sale contracts or by using other investment techniques (such as buy backs or dollar rolls). The "total return" sought by the Portfolio consists of income earned on the Portfolio's investments, plus capital appreciation, if any, which generally arises from decreases in interest rates, foreign currency appreciation, or improving credit fundamentals for a particular sector or security.

Principal Risks

Interest Rate Risk: the risk that fixed income securities will decline in value because of an increase in interest rates; a portfolio with a longer average portfolio duration will be more sensitive to changes in interest rates than a portfolio with a shorter average portfolio duration.

Call Risk: the risk that an issuer may exercise its right to redeem a fixed income security earlier than expected (a call). Issuers may call outstanding securities prior to their maturity for a number of reasons (e.g., declining interest rates, changes in credit spreads and improvements in the issuer's credit quality). If an issuer calls a security that the Portfolio has invested in, the Portfolio may not recoup the full amount of its initial investment and may be forced to reinvest in lower-yielding securities, securities with greater credit risks or securities with other, less favorable features.

Credit Risk: the risk that the Portfolio could lose money if the issuer or guarantor of a fixed income

Principal Risks

Interest Rate Risk: the risk that fixed income securities will decline in value because of an increase in interest rates; a portfolio with a longer average portfolio duration will be more sensitive to changes in interest rates than a portfolio with a shorter average portfolio duration.

Call Risk: the risk that an issuer may exercise its right to redeem a fixed income security earlier than expected (a call). Issuers may call outstanding securities prior to their maturity for a number of reasons (e.g., declining interest rates, changes in credit spreads and improvements in the issuer's credit quality). If an issuer calls a security that the Portfolio has invested in, the Portfolio may not recoup the full amount of its initial investment and may be forced to reinvest in lower-yielding securities, securities with greater credit risks or securities with other, less favorable features.

Credit Risk: the risk that the Portfolio could lose money if the issuer or guarantor of a fixed income

Target Fund	Destination Fund
security, or the counterparty to a derivative contract, is unable or unwilling to meet its financial obligations.

High Yield Risk: the risk that high yield securities and unrated securities of similar credit quality (commonly known as "junk bonds") are subject to greater levels of credit, call and liquidity risks. High yield securities are considered primarily speculative with respect to the issuer's continuing ability to make principal and interest payments, and may be more volatile than higher-rated securities of similar maturity.

Market Risk: the risk that the value of securities owned by the Portfolio may go up or down, sometimes rapidly or unpredictably, due to factors affecting securities markets generally or particular industries.

Issuer Risk: the risk that the value of a security may decline for a reason directly related to the issuer, such as management performance, financial leverage and reduced demand for the issuer's goods or services.

Liquidity Risk: the risk that a particular investment may be difficult to purchase or sell and that the Portfolio may be unable to sell illiquid securities at an advantageous time or price or achieve its desired level of exposure to a certain sector. Liquidity risk may result from the lack of an active market, reduced number and capacity of traditional market participants to make a market in fixed income securities, and may be magnified in a rising interest rate environment or other circumstances where investor redemptions from fixed income mutual funds may be higher than normal, causing increased supply in the market due to selling activity.

Derivatives Risk: the risk of investing in derivative instruments (such as futures, swaps and structured securities), including liquidity, interest rate, market, credit and management risks, mispricing or valuation complexity. Changes in the value of the derivative may not correlate perfectly with, and may be more sensitive to market events than, the underlying asset, rate or index, and the Portfolio could lose more than the initial amount invested. The Portfolio's use of derivatives may result in losses to the Portfolio, a reduction in the Portfolio's returns and/or increased volatility. Over-the-counter ("OTC") derivatives are also subject to the risk that a counterparty to the transaction will not fulfill its contractual obligations to the other party, as many of the protections afforded to centrally-cleared derivative transactions might not be available for OTC derivatives. For derivatives traded on an exchange or through a central counterparty, credit security, or the counterparty to a derivative contract, is unable or unwilling to meet its financial obligations.

High Yield Risk: the risk that high yield securities and unrated securities of similar credit quality (commonly known as "junk bonds") are subject to greater levels of credit, call and liquidity risks. High yield securities are considered primarily speculative with respect to the issuer's continuing ability to make principal and interest payments, and may be more volatile than higher-rated securities of similar maturity.

Market Risk: the risk that the value of securities owned by the Portfolio may go up or down, sometimes rapidly or unpredictably, due to factors affecting securities markets generally or particular industries.

Issuer Risk: the risk that the value of a security may decline for a reason directly related to the issuer, such as management performance, financial leverage and reduced demand for the issuer's goods or services.

Liquidity Risk: the risk that a particular investment may be difficult to purchase or sell and that the Portfolio may be unable to sell illiquid securities at an advantageous time or price or achieve its desired level of exposure to a certain sector. Liquidity risk may result from the lack of an active market, reduced number and capacity of traditional market participants to make a market in fixed income securities, and may be magnified in a rising interest rate environment or other circumstances where investor redemptions from fixed income mutual funds may be higher than normal, causing increased supply in the market due to selling activity.

Derivatives Risk: the risk of investing in derivative instruments (such as futures, swaps and structured securities), including liquidity, interest rate, market, credit and management risks, mispricing or valuation complexity. Changes in the value of the derivative may not correlate perfectly with, and may be more sensitive to market events than, the underlying asset, rate or index, and the Portfolio could lose more than the initial amount invested. The Portfolio's use of derivatives may result in losses to the Portfolio, a reduction in the Portfolio's returns and/or increased volatility. Over-the-counter ("OTC") derivatives are also subject to the risk that a counterparty to the transaction will not fulfill its contractual obligations to the other party, as many of the protections afforded to centrally-cleared derivative transactions might not be available for OTC derivatives. For derivatives traded on an exchange or through a central counterparty, credit

Target Fund	Destination Fund
risk resides with the creditworthiness of the Portfolio's clearing broker, or the clearinghouse itself, rather than to a counterparty in an OTC derivative transaction. Changes in regulation relating to a mutual fund's use of derivatives and related instruments could potentially limit or impact the Portfolio's ability to invest in derivatives, limit the Portfolio's ability to employ certain strategies that use derivatives and/or adversely affect the value or performance of derivatives and the Portfolio.

Equity Risk: the risk that the value of equity securities, such as common stocks and preferred stocks, may decline due to general market conditions which are not specifically related to a particular company or to factors affecting a particular industry or industries. Equity securities generally have greater price volatility than fixed income securities.

Mortgage-Related and Other Asset-Backed Securities Risk: the risks of investing in mortgage-related and other asset-backed securities, including interest rate risk, extension risk, prepayment risk and credit risk.

Foreign (Non-U.S.) Investment Risk: the risk that investing in foreign (non-U.S.) securities may result in the Portfolio experiencing more rapid and extreme changes in value than a portfolio that invests exclusively in securities of U.S. companies, due to smaller markets, differing reporting, accounting and auditing standards, increased risk of delayed settlement of portfolio transactions or loss of certificates of portfolio securities, and the risk of unfavorable foreign government actions, including nationalization, expropriation or confiscatory taxation, currency blockage, or political changes or diplomatic developments. Foreign securities may also be less liquid and more difficult to value than securities of U.S. issuers.

Emerging Markets Risk: the risk of investing in emerging market securities, primarily increased foreign (non-U.S.) investment risk.

Sovereign Debt Risk: the risk that investments in fixed income instruments issued by sovereign entities may decline in value as a result of default or other adverse credit event resulting from an issuer's inability or unwillingness to make principal or interest payments in a timely fashion.

Currency Risk: the risk that foreign (non-U.S.) currencies will decline in value relative to the U.S. dollar and affect the Portfolio's investments in foreign risk resides with the creditworthiness of the Portfolio's clearing broker, or the clearinghouse itself, rather than to a counterparty in an OTC derivative transaction. Changes in regulation relating to a mutual fund's use of derivatives and related instruments could potentially limit or impact the Portfolio's ability to invest in derivatives, limit the Portfolio's ability to employ certain strategies that use derivatives and/or adversely affect the value or performance of derivatives and the Portfolio.

Equity Risk: the risk that the value of equity securities, such as common stocks and preferred stocks, may decline due to general market conditions which are not specifically related to a particular company or to factors affecting a particular industry or industries. Equity securities generally have greater price volatility than fixed income securities.

Mortgage-Related and Other Asset-Backed Securities Risk: the risks of investing in mortgage-related and other asset-backed securities, including interest rate risk, extension risk, prepayment risk, and credit risk.

Foreign (Non-U.S.) Investment Risk: the risk that investing in foreign (non-U.S.) securities may result in the Portfolio experiencing more rapid and extreme changes in value than a portfolio that invests exclusively in securities of U.S. companies, due to smaller markets, differing reporting, accounting and auditing standards, increased risk of delayed settlement of portfolio transactions or loss of certificates of portfolio securities, and the risk of unfavorable foreign government actions, including nationalization, expropriation or confiscatory taxation, currency blockage, or political changes or diplomatic developments. Foreign securities may also be less liquid and more difficult to value than securities of U.S. issuers.

Emerging Markets Risk: the risk of investing in emerging market securities, primarily increased foreign (non-U.S.) investment risk.

Sovereign Debt Risk: the risk that investments in fixed income instruments issued by sovereign entities may decline in value as a result of default or other adverse credit event resulting from an issuer's inability or unwillingness to make principal or interest payments in a timely fashion.

Currency Risk: the risk that foreign (non-U.S.) currencies will decline in value relative to the U.S. dollar and affect the Portfolio's investments in foreign

Target Fund	Destination Fund
(non-U.S.) currencies or in securities that trade in, and receive revenues in, or in derivatives that provide exposure to, foreign (non-U.S.) currencies.

Leveraging Risk: the risk that certain transactions of the Portfolio, such as reverse repurchase agreements, loans of portfolio securities, and the use of when-issued, delayed delivery or forward commitment transactions, or derivative instruments, may give rise to leverage, magnifying gains and losses and causing the Portfolio to be more volatile than if it had not been leveraged. This means that leverage entails a heightened risk of loss.

Management Risk: the risk that the investment techniques and risk analyses applied by PIMCO will not produce the desired results and that legislative, regulatory, or tax restrictions, policies or developments may affect the investment techniques available to PIMCO and the individual portfolio manager in connection with managing the Portfolio. There is no guarantee that the investment objective of the Portfolio will be achieved.

Short Sale Risk: the risk of entering into short sales, including the potential loss of more money than the actual cost of the investment, and the risk that the third party to the short sale may fail to honor its contract terms, causing a loss to the Portfolio.

(non-U.S.) currencies or in securities that trade in, and receive revenues in, or in derivatives that provide exposure to, foreign (non-U.S.) currencies.

Leveraging Risk: the risk that certain transactions of the Portfolio, such as reverse repurchase agreements, loans of portfolio securities, and the use of when-issued, delayed delivery or forward commitment transactions, or derivative instruments, may give rise to leverage, magnifying gains and losses and causing the Portfolio to be more volatile than if it had not been leveraged. This means that leverage entails a heightened risk of loss.

Management Risk: the risk that the investment techniques and risk analyses applied by PIMCO will not produce the desired results and that legislative, regulatory, or tax restrictions, policies or developments may affect the investment techniques available to PIMCO and the individual portfolio manager in connection with managing the Portfolio. There is no guarantee that the investment objective of the Portfolio will be achieved.

Short Sale Risk: the risk of entering into short sales, including the potential loss of more money than the actual cost of the investment, and the risk that the third party to the short sale may fail to honor its contract terms, causing a loss to the Portfolio.

Convertible Securities Risk: as convertible securities share both fixed income and equity characteristics, they are subject to risks to which fixed income and equity investments are subject. These risks include equity risk, interest rate risk and credit risk.

APPENDIX C—Fees and Expenses, and Net Assets Comparisons
Except as noted, the following tables compare the investment management fees, 12b-1 fees, and total operating expenses (before and after any waivers and reimbursements), as presented in fund prospectuses dated on or about May 1, 2017, or as later supplemented, expressed as an annual percentage of average daily net assets, of each Target Fund and the corresponding Destination Fund.
Additionally, the tables below compare the net assets for each Target Fund and corresponding Destination Fund, and show the net assets of each Target Fund held by the Separate Accounts, each as of December 31, 2016.
Proposed Substitution 1
	Target Fund	Destination Fund
	Fidelity VIP FundsManager 50% Portfolio, Service Class 2	AZL Balanced Index Strategy Fund, Class 1
Management Fees	0.25%	0.05%
Distribution (12b-1) Fees	0.25%	0.00%
Other Expenses	0.00%	0.03%
Acquired Fund Fees and Expenses	0.51%	0.62%
Acquired Management Fees	0.36%[23]	0.29%[24]
Acquired Distr. (12b-1) Fees	n/a	0.25%[25]
Total Annual Fund Operating Expenses	1.01%	0.70%
Fee Waiver/Expense Reimbursement	0.15%[26]	0.00%
Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement	0.86%	0.70%
40 Act Registration File	811-05361	811-21624
33 Act Registration File	033-17704	333-119867
Management Fee Breakpoints	n/a	n/a

23 The Acquired Management Fees for the Target Fund are estimated based upon data obtained from Morningstar Direct on or about May 12, 2017.
24 The Acquired Management Fees for the Destination Fund are estimated based on portfolio holdings at December 31, 2016, and the management fee disclosed in the prospectus, dated on or about May 1, 2017, for each underlying fund.
25 The Acquired Distribution (12b-1) Fees for the Destination Fund are estimated based on portfolio holdings at December 31, 2016, and the distribution (12b-1) fee disclosed in the prospectus, dated on or about May 1, 2017, for each underlying fund.
26 FMR Co., Inc. (FMRC) has contractually agreed to waive 0.05% of the fund's management fee. This arrangement will remain in effect through April 30, 2018. In addition, Fidelity Management & Research Company (FMR) has contractually agreed to reimburse 0.10% of class-level expenses for Service Class and Service Class 2. This arrangement will remain in effect for at least one year from April 30, 2017and will remain in effect thereafter as long as Service Class and Service Class 2 continue to be sold to unaffiliated insurance companies. If Service Class and Service Class 2 are no longer sold to unaffiliated insurance companies, FMR, in its sole discretion, may discontinue the arrangement.

Fund Net Assets (as of December 31, 2016)	$6.27 billion Service 2 Class: $91.0 million	$438.3 million
Target Fund Assets Held by Separate Accounts (as of December 31, 2016)	$31,820,750

Proposed Substitution 227
	Target Fund	Destination Fund
	Oppenheimer Global Strategic Income Fund/VA, Non-Service Class	AZL DFA Five-Year Global Fixed Income Fund, Class 1
Management Fees	0.61%[28]	0.60%
Distribution (12b-1) Fees	0.00%	0.00%
Other Expenses	0.14%	0.05%
Acquired Fund Fees and Expenses	0.05%	0.00%
Total Annual Fund Operating Expenses	0.80%	0.65%
Fee Waiver/Expense Reimbursement	0.05%[29]	0.10[30]%
Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement	0.75%	0.55%
40 Act Registration File	811-04108	811-09491
33 Act Registration File	2-93177	333-83423
Management Fee Breakpoints	Up to $200 million 0.75% Next $200 million 0.72% Next $200 million 0.69% Next $200 million 0.66% Next $200 million 0.60% Next $4 billion 0.50% Over $5 billion 0.48%	n/a

Fund Net Assets (as of December 31, 2016)	$1.69 billion Non-Service Class: $401.3 million	$482.83 million
Target Fund Assets Held by Separate Accounts (as of December 31, 2016)	$3,966,910

27 If Substitution 2 is approved, the contractual management fee of the Destination Fund will be amended, on or before the Substitution Date, to 0.46%.
28 "Management Fees" reflects the gross management fees paid to the Manager by the Fund during the Fund's most recent fiscal year and the gross management fee of the Subsidiary during the Fund's most recent fiscal year.
29 After discussions with the Fund's Board, the Manager has contractually agreed to waive fees and/or reimburse Fund expenses in an amount equal to the management fees incurred indirectly through the Fund's investment in funds managed by the Manager or its affiliates. This fee waiver and/or expense reimbursement may not be amended or withdrawn for one year from the date of the prospectus, unless approved by the Board.
30 The Manager and the Fund have entered into a written agreement reducing the management fee to 0.50% through at least April 30, 2018, after which the fee waiver may be terminated by the Manager or the Fund at any time and for any reason.

Proposed Substitution 331
	Target Fund	Destination Fund	Target Fund	Destination Fund
	Templeton Global Bond VIP Fund, Class 1	AZL DFA Five-Year Global Fixed Income Fund, Class 1	Templeton Global Bond VIP Fund, Class 2	AZL DFA Five-Year Global Fixed Income Fund, Class 2
Management Fees	0.46%	0.60%	0.46%	0.60%
Distribution (12b-1) Fees	0.00%	0.00%	0.25%	0.25%
Other Expenses	0.07%	0.05%	0.07%	0.05%
Acquired Fund Fees and Expenses	0.02%	0.00%	0.02%	0.00%
Total Annual Fund Operating Expenses	0.55%	0.65%	0.80%	0.90%
Fee Waiver/Expense Reimbursement	0.05%[32]	0.10%[33]	0.05%	0.10%[34]
Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement	0.50%	0.55%	0.75%	0.80%
40 Act Registration File	811-05583	811-09491	811-05583	811-09491
33 Act Registration File	033-23493	333-83423	033-23493	333-83423
Management Fee Breakpoints
0.625% up to and including $100 million;
0.500% $100 million up to and including $250 million;
0.450% $250 million up to and including $7.5 billion;
0.440% $7.5 billion up to and including $10 billion;
0.430% $10 billion up to and including $12.5 billion;
0.420% $12.5 billion up to and including $15 billion; and
 0.400% over $15 billion.
		n/a
0.625% up to and including $100 million;
0.500% $100 million up to and including $250 million;
0.450% $250 million up to and including $7.5 billion;
0.440% $7.5 billion up to and including $10 billion;
0.430% $10 billion up to and including $12.5 billion;
0.420% $12.5 billion up to and including $15 billion; and
 0.400% over $15 billion.
				n/a

31 If Substitution 3 is approved, the contractual management fee of the Destination Fund will be amended, on or before the Substitution Date, to 0.46%.
32 The investment manager has contractually agreed in advance to reduce its fee as a result of the Fund's investment in a Franklin Templeton money fund (acquired fund) for the next 12-month period (from May 1, 2017). Contractual fee waiver and/or expense reimbursement agreements may not be changed or terminated during the time period set forth above.
33 The Manager and the Fund have entered into a written agreement reducing the management fee to 0.50% through at least April 30, 2018, after which the fee waiver may be terminated by the Manager or the Fund at any time and for any reason.
34 The Manager and the Fund have entered into a written agreement reducing the management fee to 0.50% through at least April 30, 2018, after which the fee waiver may be terminated by the Manager or the Fund at any time and for any reason.

Fund Net Assets (as of December 31 , 2016)	$3.15 billion Class 1: $241.79 million	$482.83 million Class 1: n/a	$3.15 billion Class 2: $2.8 billion	$482.83 million Class 2: $482.83 million
Target Fund Assets Held by Separate Accounts (as of December 31, 2016)	$21,942,047 (in Class 1)		$845,895,253 (in Class 2)

 Proposed Substitution 4
	Target Fund	Destination Fund	Target Fund	Destination Fund
	Templeton Growth VIP Fund, Class 1	AZL MSCI Global Equity Index Fund, Class 1	Templeton Growth VIP Fund, Class 2	AZL MSCI Global Equity Index Fund, Class 2
Management Fees	0.78%	0.70%	0.78%	0.70%
Distribution (12b-1) Fees	0.00%	0.00%	0.25%	0.25%
Other Expenses	0.04%	0.25%	0.04%	0.25%
Acquired Fund Fees and Expenses	0.00%	0.00%	0.00%	0.00%
Total Annual Fund Operating Expenses	0.82%	0.95%[35]	1.07%	1.20%[36]
Fee Waiver/Expense Reimbursement	0.00%	0.40%[37]	0.00%	0.40%[38]
Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement	0.82%	0.55%	1.07%	0.80%
40 Act Registration File	811-05583	811-09491	811-05583	811-09491
33 Act Registration File	033-23493	333-83423	033-23493	333-83423
Management Fee Breakpoints
1.000% up to and including $100 million;
0.900% over $100 million up to and including $250 million;
0.800% over $250 million up to and $500 million;
0.750% over $500 million up to and including $1 billion;
0.700% over $1 billion up to and including $5 billion;
0.675% over $5 billion up to and including $10 billion;
0.655% over $10 billion up to and including $15 billion;
0.635% over $15 billion up to and including $20 billion; and
 0.615% over $20 billion.
		n/a
1.000% up to and including $100 million;
0.900% over $100 million up to and including $250 million;
0.800% over $250 million up to and $500 million;
0.750% over $500 million up to and including $1 billion;
0.700% over $1 billion up to and including $5 billion;
0.675% over $5 billion up to and including $10 billion;
0.655% over $10 billion up to and including $15 billion;
0.635% over $15 billion up to and including $20 billion; and
 0.615% over $20 billion.
				n/a

35 The Total Annual Fund Operating Expenses have been restated and differ from the ratios of net expenses to average net assets given in the Fund's annual report, which does not reflect current expenses of the Fund.
36 The Total Annual Fund Operating Expenses have been restated and differ from the ratios of net expenses to average net assets given in the Fund's annual report, which does not reflect current expenses of the Fund.
37 The Manager and the Fund have entered into a written agreement reducing the management fee to 0.31% through at least April 30, 2018, after which the fee waiver may be terminated by the Manager or the Fund at any time and for any reason. The Manager and the Fund have entered into a written agreement limiting operating expenses, excluding certain expenses (such as interest expense and Acquired Fund Fees and Expenses), to 0.55% for Class 1 and 0.80% for Class 2 through at least April 30, 2018, after which the expense limitation agreement may be terminated for any reason by the Fund at any time or by the Manager on 30 days written notice to the Fund. Amounts contractually waived or reimbursed under the expense limitation agreement in a particular fiscal year may be recouped by the Manager within the next three fiscal years to the extent that recoupment will not cause the Fund's expenses to exceed the lesser of any applicable limits in effect (i) at the time of the original waiver and (ii) at the time of such reimbursement, as supported by standard accounting practices.
38 The Manager and the Fund have entered into a written agreement reducing the management fee to 0.31% through at least April 30, 2018, after which the fee waiver may be terminated by the Manager or the Fund at any time and for any reason. The Manager and the Fund have entered into a written agreement limiting operating expenses, excluding certain expenses (such as interest expense and Acquired Fund Fees and Expenses), to 0.55% for Class 1 and 0.80% for Class 2 through at least April 30, 2018, after which the expense limitation agreement may be terminated for any reason by the Fund at any time or by the Manager on 30 days written notice to the Fund. Amounts contractually waived or reimbursed under the expense limitation agreement in a particular fiscal year may be recouped by the Manager within the next three fiscal years to the extent that recoupment will not cause the Fund's expenses to exceed the lesser of any applicable limits in effect (i) at the time of the original waiver and (ii) at the time of such reimbursement, as supported by standard accounting practices.

Fund Net Assets (as of December 31, 2016)	$1.37 billion Class 1: $454.0 million	$147.27 million Class 1: n/a	$1.37 billion Class 2: $876.1 million	$147.27 million Class 2: $147.27 million
Target Fund Assets Held by Separate Accounts (as of December 31, 2016)	$71,188,018 (in Class 1)		$263,059,690 (in Class 2)

Proposed Substitution 539
	Target Fund	Destination Fund
	BlackRock Global Allocation V.I. Fund, Class III	AZL Moderate Index Strategy Fund, Class 1
Management Fees	0.63%[40]	0.40%
Distribution (12b-1) Fees	0.25%	0.00%
Other Expenses	0.24%	0.03%
Acquired Fund Fees and Expenses	0.00%	0.60%
Total Annual Fund Operating Expenses	1.12%	1.03%[41]
Fee Waiver/Expense Reimbursement	0.13%[42]	0.35%[43]
Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement	0.99%	0.68%
40 Act Registration File	811-03290	811-09491
33 Act Registration File	002-74452	333-83423
Management Fee Breakpoints
Not exceeding $6 billion = 0.65%
In excess of $6 billion but not more than $8 billion = 0.61%
In excess of $8 billion but not more than $10 billion = 0.59%
In excess of $10 billion but not more than $15 billion = 0.57%
In excess of $15 billion = 0.55%
		n/a

39 If Substitution 5 is approved, the contractual management fee of the Destination Fund will be amended, on or before the Substitution Date, to 0.25%.
40 As described in the "Management of the Funds" section of the Fund's prospectus, BlackRock Advisors, LLC has contractually agreed to waive the management fee with respect to any portion of the Fund's assets estimated to be attributable to investments in other equity and fixed-income mutual funds and exchange-traded funds managed by BlackRock Advisors, LLC or its affiliates that have a contractual management fee, through April 30, 2018. The contractual agreement may be terminated upon 90 days' notice by a majority of the non-interested directors of BlackRock Variable Series Funds, Inc. (the "Company") or by a vote of a majority of the outstanding voting securities of the Fund.
41 The Total Annual Fund Operating Expenses have been restated and differ from the ratios of net expenses to average net assets given in the Fund's annual report, which does not reflect current expenses of the Fund.
42 As described in the "Management of the Funds" section of the Fund's prospectus, BlackRock Advisors, LLC has contractually agreed to waive and/or reimburse fees or expenses in order to limit Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements (excluding Dividend Expense, Interest Expense, Acquired Fund Fees and Expenses and certain other Fund expenses) to 1.50% (for Class III Shares) of average daily net assets through April 30, 2018. BlackRock Advisors, LLC has also contractually agreed to reimburse fees in order to limit certain operational and recordkeeping fees to 0.07% (for Class III Shares) of average daily net assets through April 30, 2018. Each of these contractual agreements may be terminated upon 90 days' notice by a majority of the non-interested directors of the Company or by a vote of a majority of the outstanding voting securities of the Fund.
43 The Manager and the Fund have entered into a written agreement reducing the management fee to 0.05% through at least April 30, 2018, after which the fee waiver may be terminated by the Manager or the Fund at any time and for any reason.

Fund Net Assets (as of December 31, 2016)	$10.48 billion Class III: $8.1 billion	$720.9 million
Target Fund Assets Held by Separate Accounts (as of December 31, 2016)	$1,583,469,108

Proposed Substitution 644
	Target Fund	Destination Fund
	Fidelity VIP FundsManager 60% Portfolio, Service Class 2	AZL Moderate Index Strategy Fund, Class 1
Management Fees	0.25%	0.40%
Distribution (12b-1) Fees	0.25%	0.00%
Other Expenses	0.00%	0.03%
Acquired Fund Fees and Expenses	0.58%	0.60%
Acquired Management Fees	0.41%[45]	0.28%[46]
Acquired Distr. (12b-1) Fees	n/a	0.25%[47]
Total Annual Fund Operating Expenses	1.08%	1.03%[48]
Fee Waiver/Expense Reimbursement	0.15%[49]	0.35%[50]
Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement	0.93%	0.68%
40 Act Registration File	811-05361	811-09491
33 Act Registration File	033-17704	333-83423
Management Fee Breakpoints	n/a	n/a

Fund Net Assets (as of December 31, 2016)	$6.38 billion Service Class 2: $507.2 million	$720.9 million
Target Fund Assets Held by Separate Accounts (as of December 31, 2016)	$106,586,089

44 If Substitution 6 is approved, the contractual management fee of the Destination Fund will be amended, on or before the Substitution Date, to 0.25%.
45 The Acquired Management Fees for the Target Fund are estimated based upon data obtained from Morningstar Direct on or about May 12, 2017.
46 The Acquired Management Fees for the Destination Fund are estimated based on portfolio holdings at December 31, 2016, and the management fee disclosed in the prospectus, dated on or about May 1, 2017, for each underlying fund.
47 The Acquired Distribution (12b-1) Fees for the Destination Fund are estimated based on portfolio holdings at December 31, 2016, and the distribution (12b-1) fee disclosed in the prospectus, dated on or about May 1, 2017, for each underlying fund.
48 The Total Annual Fund Operating Expenses have been restated and differ from the ratios of net expenses to average net assets given in the Fund's annual report, which does not reflect current expenses of the Fund.
49 FMR Co., Inc. (FMRC) has contractually agreed to waive 0.05% of the fund's management fee. This arrangement will remain in effect through April 30, 2018. In addition, Fidelity Management & Research Company (FMR) has contractually agreed to reimburse 0.10% of class-level expenses for Service Class and Service Class 2. This arrangement will remain in effect for at least one year from April 30, 2017, and will remain in effect thereafter as long as Service Class and Service Class 2 continue to be sold to unaffiliated insurance companies. If Service Class and Service Class 2 are no longer sold to unaffiliated insurance companies, FMR, in its sole discretion, may discontinue the arrangement.
50 The Manager and the Fund have entered into a written agreement reducing the management fee to 0.05% through at least April 30, 2018, after which the fee waiver may be terminated by the Manager or the Fund at any time and for any reason.

Proposed Substitution 751
	Target Fund	Destination Fund
	Franklin Founding Funds Allocation VIP Fund, Class 2	AZL Moderate Index Strategy Fund, Class 1
Management Fees	none	0.40%
Distribution (12b-1) Fees	0.25%	0.00%
Other Expenses	0.11%	0.03%
Acquired Fund Fees and Expenses	0.65%	0.60%
Acquired Management Fees	0.63%[52]	0.28%[53]
Acquired Distr. (12b-1) Fees	n/a	0.25%[54]
Total Annual Fund Operating Expenses	1.01%	1.03%[55]
Fee Waiver/Expense Reimbursement	0.01%[56]	0.35%[57]
Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement	1.00%	0.68%
40 Act Registration File	811-05583	811-09491
33 Act Registration File	033-23493	333-83423
Management Fee Breakpoints	n/a	n/a

Fund Net Assets (as of December 31, 2016)	$1.00 billion Class 2: $474.67 million	$720.9 million
Target Fund Assets Held by Separate Accounts (as of December 31, 2016)	$128,343,787

51 If Substitution 7 is approved, the contractual management fee of the Destination Fund will be amended, on or before the Substitution Date, to 0.25%.
52 The Acquired Management Fees for the Target Fund are estimated based upon data obtained from Morningstar Direct on or about May 12, 2017.
53 The Acquired Management Fees for the Destination Fund are estimated based on portfolio holdings at December 31, 2016, and the management fee disclosed in the prospectus, dated on or about May 1, 2017, for each underlying fund.
54 The Acquired Distribution (12b-1) Fees for the Destination Fund are estimated based on portfolio holdings at December 31, 2016, and the distribution (12b-1) fee disclosed in the prospectus, dated on or about May 1, 2017, for each underlying fund.
55 The Total Annual Fund Operating Expenses have been restated and differ from the ratios of net expenses to average net assets given in the Fund's annual report, which does not reflect current expenses of the Fund.
56 The fund's administrator has contractually agreed to waive or assume certain expenses so that common expenses (excluding Rule 12b‑1 fees, acquired fund fees and expenses and certain non-routine expenses) do not exceed 0.10% until April 30, 2018. Contractual fee waiver and/or expense reimbursement agreements may not be changed or terminated during the time period set forth above.
57 The Manager and the Fund have entered into a written agreement reducing the management fee to 0.05% through at least April 30, 2018, after which the fee waiver may be terminated by the Manager or the Fund at any time and for any reason.

Proposed Substitution 858
	Target Fund	Destination Fund	Target Fund	Destination Fund
	Franklin Income VIP Fund, Class 1	AZL Pyramis Multi-Strategy Fund, Class 1	Franklin Income VIP Fund, Class 2	AZL Pyramis Multi-Strategy Fund, Class 2
Management Fees	0.45%	0.70%	0.45%	0.70%
Distribution (12b-1) Fees	0.00%	0.00%	0.25%	0.25%
Other Expenses	0.02%	0.09%	0.02%	0.09%
Acquired Fund Fees and Expenses	0.02%	0.00%	0.02%	0.00%
Total Annual Fund Operating Expenses	0.49%	0.79%[59]	0.74%	1.04%[60]
Fee Waiver/Expense Reimbursement	0.03%[61]	0.33%[62]	0.03%[63]	0.33%[64]
Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement	0.46%	0.46%	0.71%	0.71%
40 Act Registration File	811-05583	811-09491	811-05583	811-09491
33 Act Registration File	033-23493	333-83423	033-23493	333-83423
Management Fee Breakpoints
0.625% up to and including $100 million;
0.500% over $100 million up to and including $250 million;
0.450% over $250 million up to and including $7.5 billion;
0.440 over $7.5 billion up to and including $10 billion;
0.430% over $10 billion up to and including $12.5 billion;
0.420% over $12.5 billion up to and including $15 billion; and
 0.400% over $15 billion.
		n/a
0.625% up to and including $100 million;
0.500% over $100 million up to and including $250 million;
0.450% over $250 million up to and including $7.5 billion;
0.440 over $7.5 billion up to and including $10 billion;
0.430% over $10 billion up to and including $12.5 billion;
0.420% over $12.5 billion up to and including $15 billion; and
 0.400% over $15 billion.
				n/a

58 If Substitution 8 is approved, the contractual management fee of the Destination Fund will be amended, on or before the Substitution Date, to 0.45%.
59 The Total Annual Fund Operating Expenses have been restated and differ from the ratios of net expenses to average net assets given in the Fund's annual report, which does not reflect current expenses of the Fund.
60 The Total Annual Fund Operating Expenses have been restated and differ from the ratios of net expenses to average net assets given in the Fund's annual report, which does not reflect current expenses of the Fund.
61 The investment manager has contractually agreed in advance to reduce its fee as a result of the Fund's investment in a Franklin Templeton money fund (acquired fund) for the next 12-month period (from May 1, 2017). Contractual fee waiver and/or expense reimbursement agreements may not be changed or terminated during the time period set forth above.
62 The Manager and the Fund have entered into a written agreement reducing the management fee to 0.45% through at least April 30, 2018, after which the fee waiver may be terminated by the Manager or the Fund at any time and for any reason. The Manager and the Fund have entered into a written agreement limiting operating expenses, excluding certain expenses (such as interest expense and Acquired Fund Fees and Expenses), to 0.46% for Class 1 through at least April 30, 2018, after which the expense limitation agreement may be terminated for any reason by the Fund at any time or by the Manager on 30 days written notice to the Fund. Amounts contractually waived or reimbursed under the expense limitation agreement in a particular fiscal year may be recouped by the Manager within the next three fiscal years to the extent that recoupment will not cause the Fund's expenses to exceed the lesser of any applicable limits in effect (i) at the time of the original waiver and (ii) at the time of such reimbursement, as supported by standard accounting practices.
63 The investment manager has contractually agreed in advance to reduce its fee as a result of the Fund's investment in a Franklin Templeton money fund (acquired fund) for the next 12-month period (from May 1, 2017). Contractual fee waiver and/or expense reimbursement agreements may not be changed or terminated during the time period set forth above.
64 The Manager and the Fund have entered into a written agreement reducing the management fee to 0.45% through at least April 30, 2018, after which the fee waiver may be terminated by the Manager or the Fund at any time and for any reason. The Manager and the Fund have entered into a written agreement limiting operating expenses, excluding certain expenses (such as interest expense and Acquired Fund Fees and Expenses), to 0.71% for Class 2 through at least April 30, 2018, after which the expense limitation agreement may be terminated for any reason by the Fund at any time or by the Manager on 30 days written notice to the Fund. Amounts contractually waived or reimbursed under the expense limitation agreement in a particular fiscal year may be recouped by the Manager within the next three fiscal years to the extent that recoupment will not cause the Fund's expenses to exceed the lesser of any applicable limits in effect (i) at the time of the original waiver and (ii) at the time of such reimbursement, as supported by standard accounting practices.

Fund Net Assets (as of December 31, 2016)	$6.09 billion Class 1: $696.23 million	$657.73 million Class 1: n/a	$6.09 billion Class 2: $5.09 billion	$657.73 million Class 2: $657.73 million
Target Fund Assets Held by Separate Accounts (as of December 31, 2016)	$160,215,280 (in Class 1)		$1,268,756,199 (in Class 2)

Proposed Substitution 965
	Target Fund	Destination Fund
	PIMCO All Asset Portfolio, Administrative Class	AZL Pyramis Multi-Strategy Fund, Class 2
Management Fees	0.425%	0.70%
Distribution (12b-1) Fees	0.15%	0.25%
Other Expenses	0.00%	0.09%
Acquired Fund Fees and Expenses	0.83%[66]	0.00%
Acquired Management Fees	0.79%[67]	n/a
Acquired Distr. (12b-1) Fees	n/a	n/a
Total Annual Fund Operating Expenses	1.405%[68]	1.04%[69]
Fee Waiver/Expense Reimbursement	0.14%[70]	0.33%[71]
Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement	1.265%	0.71%
40 Act Registration File	811-08399	811-9491
33 Act Registration File	333-37115	333-83423
Management Fee Breakpoints	n/a	n/a

Fund Net Assets (as of December 31, 2016)	$834.5 million Admin. Class: $537.7 million	$657.73 million Class 2: $657.73 million
Target Fund Assets Held by Separate Accounts (as of December 31, 2016)	$426,205,290

65 If Substitution 9 is approved, the contractual management fee of the Destination Fund will be amended, on or before the Substitution Date, to 0.45%.
66 Acquired Fund Fees and Expenses include interest expense of the Underlying PIMCO Funds of 0.05%. Interest expense can result from certain transactions within the Underlying PIMCO Funds and is separate from the management fees paid to PIMCO. Excluding interest expense of the Underlying PIMCO Funds, Total Annual Portfolio Operating Expenses After Fee Waiver and/or Expense Reimbursement are 1.215% for Administrative Class shares..
67 The Acquired Management Fees for the Target Fund are estimated based upon data obtained from Morningstar Direct on or about May 12, 2017.
68 Total Annual Portfolio Operating Expenses do not match the Ratio of Expenses to Average Net Assets Excluding Waivers of the Portfolio as set forth in the Financial Highlights table of the prospectus, because the Ratio of Expenses to Average Net Assets Excluding Waivers reflects the operating expenses of the Portfolio and does not include Acquired Fund Fees and Expenses.
69 The Total Annual Fund Operating Expenses have been restated and differ from the ratios of net expenses to average net assets given in the Fund's annual report, which does not reflect current expenses of the Fund.
70 PIMCO has contractually agreed, through May 1, 2018, to reduce its advisory fee to the extent that the Underlying PIMCO Fund Expenses attributable to advisory and supervisory and administrative fees exceed 0.64% of the total assets invested in Underlying PIMCO Funds. PIMCO may recoup these waivers in future periods, not exceeding three years, provided total expenses, including such recoupment, do not exceed the annual expense limit. The fee reduction is implemented based on a calculation of Underlying PIMCO Fund Expenses attributable to advisory and supervisory and administrative fees that is different from the calculation of Acquired Fund Fees and Expenses listed in the table above..
71 The Manager and the Fund have entered into a written agreement reducing the management fee to 0.45% through at least April 30, 2018, after which the fee waiver may be terminated by the Manager or the Fund at any time and for any reason. The Manager and the Fund have entered into a written agreement limiting operating expenses, excluding certain expenses (such as interest expense and Acquired Fund Fees and Expenses), to 0.71% for Class 2 through at least April 30, 2018, after which the expense limitation agreement may be terminated for any reason by the Fund at any time or by the Manager on 30 days written notice to the Fund. Amounts contractually waived or reimbursed under the expense limitation agreement in a particular fiscal year may be recouped by the Manager within the next three fiscal years to the extent that recoupment will not cause the Fund's expenses to exceed the lesser of any applicable limits in effect (i) at the time of the original waiver and (ii) at the time of such reimbursement, as supported by standard accounting practices.

Fund Net Assets (as of December 31, 2016)	$834.5 million Admin. Class: $537.7 million	$657.73 million Class 2: $657.73 million
Target Fund Assets Held by Separate Accounts (as of December 31, 2016)	$426,205,290

Proposed Substitution 10
	Target Fund	Destination Fund
	Franklin Strategic Income VIP Fund, Class 2	AZL Pyramis Total Bond Fund, Class 2
Management Fees	0.60%	0.50%
Distribution (12b-1) Fees	0.25%	0.25%
Other Expenses	0.07%	0.08%
Acquired Fund Fees and Expenses	0.08%	0.00%
Total Annual Fund Operating Expenses	1.00%	0.83%[72]
Fee Waiver/Expense Reimbursement	0.07%[73]	0.00%
Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement	0.93%	0.83%
40 Act Registration File	811-05583	811-9491
33 Act Registration File	033-23493	333-83423
Management Fee Breakpoints
0.625% up to $500 million;
0.525% over $500 million up to and including $1 billion;
0.480% over $1 billion up to and including $1.5 billion;
0.435% over $1.5 billion up to and including $6.5 billion;
0.415% over $6.5 billion up to and including $11.5 billion;
0.400% over $11.5 billion up to and including $16.5 billion;
0.390% over $16.5 billion up to and including $19 billion;
0.380% over $19 billion up to and including $21.5 billion; and
 0.370% over $21.5 billion.
		n/a

Fund Net Assets (as of December 31, 2016)	$679.8 million Class 2: $203.4	$594.2 million Class 2: $568.2
Target Fund Assets Held by Separate Accounts (as of December 31, 2016)	$1,651,362

72 The Total Annual Fund Operating Expenses have been restated and differ from the ratios of net expenses to average net assets given in the Fund's annual report, which does not reflect current expenses of the Fund.
73 The investment manager has contractually agreed in advance to reduce its fees as a result of the Fund's investments in Franklin Templeton affiliated funds (acquired funds), including a Franklin Templeton money fund, for the next 12-month period (from May 1, 2017). Contractual fee waiver and/or expense reimbursement agreements may not be changed or terminated during the time period set forth above.

 Proposed Substitution 11
	Target Fund	Destination Fund
	NFJ Dividend Value Portfolio	AZL Russell 1000 Value Index Fund, Class 2
Management Fees	0.70%	0.44%
Distribution (12b-1) Fees	0.25%	0.25%
Other Expenses	0.30%	0.08%
Acquired Fund Fees and Expenses	0.00%	0.00%
Total Annual Fund Operating Expenses	1.25%	0.77%[74]
Fee Waiver/Expense Reimbursement	0.25%[75]	0.05%[76]
Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement	1.00%	0.72%
40 Act Registration File	811-22712	811-09491
33 Act Registration File	333-182079	333-83423
Management Fee Breakpoints	n/a	n/a

Fund Net Assets (as of December 31, 2016)	$4.6 million	$1.18 billion Class 2: $991.3 million
Target Fund Assets Held by Separate Accounts (as of December 31, 2016)	$4,634,679

74 The Total Annual Fund Operating Expenses have been restated and differ from the ratios of net expenses to average net assets given in the Fund's annual report, which does not reflect current expenses of the Fund.
75 Total Annual Portfolio Operating Expenses After Expense Reductions reflect the effect of two contractual arrangements entered into by Allianz Global Investors U.S. LLC ("AllianzGI U.S." or the "Manager"). Pursuant to the first arrangement, the Manager has contractually agreed to observe, through April 30, 2018, an irrevocable waiver of a portion of its management fee, which reduces the contractual rate by 0.05%, from 0.70% to 0.65%. Under the second arrangement, the Manager has entered into an Expense Limitation Agreement with the Trust, under which the Manager has contractually agreed to waive its management fee and/or reimburse the Portfolio through April 30, 2018 to the extent that Total Annual Portfolio Operating Expenses, excluding interest, tax, extraordinary expenses and certain credits and other expenses (after giving effect to the management fee waiver referred to in the preceding sentence), exceed 1.00% for the Portfolio. Under the Expense Limitation Agreement, the Manager may recoup waived or reimbursed amounts for three years, provided total expenses, including such recoupment, do not exceed the annual expense limit in effect at the time of such waiver/reimbursement or recoupment. The Expense Limitation Agreement is terminable by the Trust upon 90 days' prior written notice to the Manager or at any time by mutual agreement of the parties..
76 The Manager and the Fund have entered into a written agreement reducing the management fee to 0.39% through at least April 30, 2018, after which the fee waiver may be terminated by the Manager or the Fund at any time and for any reason.

 Proposed Substitution 12
	Target Fund	Destination Fund	Target Fund	Destination Fund
	Franklin Mutual Shares VIP Fund, Class 1	AZL Russell 1000 Value Index Fund, Class 1	Franklin Mutual Shares VIP Fund, Class 2	AZL Russell 1000 Value Index Fund, Class 2
Management Fees	0.69%	0.44%	0.69%	0.44%
Distribution (12b-1) Fees	0.00%	0.00%	0.25%	0.25%
Other Expenses	0.03%	0.08%	0.03%	0.08%
Acquired Fund Fees and Expenses	0.00%	0.00%	0.00%	0.00%
Total Annual Fund Operating Expenses	0.72%	0.52%[77]	0.97%	0.77%[78]
Fee Waiver/Expense Reimbursement	0.00%	0.05%[79]	0.00%	0.05%[80]
Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement	0.72%	0.47%	0.98%	0.72%
40 Act Registration File	811-05583	811-09491	811-05583	811-09491
33 Act Registration File	033-23493	333-83423	033-23493	333-83423
Management Fee Breakpoints
0.750% up to $200 million;
0.735% over $200 million, up to $700 million;
0.700% over $700 million, up to $1.2 billion;
0.675% over $1.2 billion, up to $5 billion;
0.645% over $5 billion, up to $10 billion;
0.625% over $10 billion, up to $15 billion;
0.605% over $15 billion, up to $20 billion; and
0.585% in excess of $20 billion.
		n/a
0.750% up to $200 million;
0.735% over $200 million, up to $700 million;
0.700% over $700 million, up to $1.2 billion;
0.675% over $1.2 billion, up to $5 billion;
0.645% over $5 billion, up to $10 billion;
0.625% over $10 billion, up to $15 billion;
0.605% over $15 billion, up to $20 billion; and
0.585% in excess of $20 billion.
				n/a

77 The Total Annual Fund Operating Expenses have been restated and differ from the ratios of net expenses to average net assets given in the Fund's annual report, which does not reflect current expenses of the Fund.
78 The Total Annual Fund Operating Expenses have been restated and differ from the ratios of net expenses to average net assets given in the Fund's annual report, which does not reflect current expenses of the Fund.
79 The Manager and the Fund have entered into a written agreement reducing the management fee to 0.39% through at least April 30, 2018, after which the fee waiver may be terminated by the Manager or the Fund at any time and for any reason.
80 The Manager and the Fund have entered into a written agreement reducing the management fee to 0.39% through at least April 30, 2018, after which the fee waiver may be terminated by the Manager or the Fund at any time and for any reason.

Fund Net Assets (as of December 31, 2016)	$4.35 billion Class 1: $610.4 million	$1.18 billion Class 1: $187.2 million	$4.35 billion Class 2: $3.62 billion	$1.18 billion Class 2: $991.3 million
Target Fund Assets Held by Separate Accounts (as of December 31, 2016)	$80,251,005 (in Class 1)		$431,700,064 (in Class 2)

 Proposed Substitution 13
	Target Fund	Destination Fund
	Dreyfus VIF Appreciation Portfolio, Service Class	AZL S&P 500 Index Fund, Class 2
Management Fees	0.75%	0.17%
Distribution (12b-1) Fees	0.25%	0.25%
Other Expenses	0.07%	0.07%
Acquired Fund Fees and Expenses	0.00%	0.00%
Total Annual Fund Operating Expenses	1.07%	0.49%
Fee Waiver/Expense Reimbursement	0.00%	0.00%
Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement	1.07%	0.49%
40 Act Registration File	811-05125	811-09491
33 Act Registration File	33-13690	333-83423
Management Fee Breakpoints	n/a	n/a

Fund Net Assets (as of December 31, 2016)	$399.8 million Service Shares: $161.4 million	$2.6 billion Class 2: $2.6 billion
Target Fund Assets Held by Separate Accounts (as of December 31, 2016)	$99,180

Proposed Substitution 14
	Target Fund	Destination Fund
	PIMCO Global Multi-Asset Managed Allocation Portfolio, Administrative Class	PIMCO Balanced Allocation Portfolio, Administrative Class
Management Fees	0.95%	0.71%
Distribution (12b-1) Fees	0.15%	0.15%
Other Expenses	0.03%	0.02%[81]
Acquired Fund Fees and Expenses	0.21%	0.02%
Total Annual Fund Operating Expenses	1.34%[82]	0.90%[83][84]
Fee Waiver/Expense Reimbursement	0.20%[85]	0.02%
Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement	1.14%[86]	0.88%
40 Act Registration File	811-08399	811-08399
33 Act Registration File	333-37115	333-37115
Management Fee Breakpoints	n/a	n/a

81 "Other Expenses" include interest expense of 0.02%. Interest expense is borne by the Portfolio separately from the management fees paid to PIMCO. Excluding interest expense, Total Annual Portfolio Operating Expenses are 0.88% for Administrative Class shares..
82 Total Annual Portfolio Operating Expenses do not match the Ratio of Expenses to Average Net Assets Excluding Waivers of the Portfolio as set forth in the Financial Highlights table of the prospectus, because the Ratio of Expenses to Average Net Assets Excluding Waivers reflects the operating expenses of the Portfolio and does not include Acquired Fund Fees and Expenses.
83 Total Annual Portfolio Operating Expenses do not match the Ratio of Expenses to Average Net Assets Excluding Waivers of the Portfolio as set forth in the Financial Highlights table of the prospectus, because the Ratio of Expenses to Average Net Assets Excluding Waivers reflects the operating expenses of the Portfolio and does not include Acquired Fund Fees and Expenses..
84 Expense information in the table has been restated to reflect current Management Fees and Acquired Fund Fees and Expenses.
85  PIMCO has contractually agreed, through May 1, 2018, to waive, first, the advisory fee and, second, the supervisory and administrative fee it receives from the Portfolio in an amount equal to the expenses attributable to the Management Fees of Underlying PIMCO Funds indirectly incurred by the Portfolio in connection with its investments in Underlying PIMCO Funds, to the extent the Portfolio's Management Fees are greater than or equal to the Management Fees of the Underlying PIMCO Funds. This waiver renews annually for a full year unless terminated by PIMCO upon at least 30 days' notice prior to the end of the contract term. PIMCO has contractually agreed to waive the Portfolio's advisory fee and the supervisory and administrative fee in an amount equal to the management fee and administrative services fee, respectively, paid by the PIMCO Cayman Commodity Portfolio II Ltd. (the "GMAMA Subsidiary") to PIMCO. The GMAMA Subsidiary pays PIMCO a management fee and an administrative services fee at the annual rates of 0.49% and 0.20%, respectively, of its net assets. This waiver may not be terminated by PIMCO and will remain in effect for as long as PIMCO's contract with the GMAMA Subsidiary is in place..
86 "Other Expenses" and Acquired Fund Fees and Expenses include interest expense of the Portfolio and of the Underlying PIMCO Funds of 0.03% and 0.01%, respectively. Interest expense is borne by the Portfolio and the Underlying PIMCO Funds separately from the management fees paid to PIMCO. Excluding interest expense of the Portfolio and of the Underlying PIMCO Funds, Total Annual Portfolio Operating Expenses After Fee Waiver and/or Expense Reimbursement are 1.10% for Administrative Class shares.

Fund Net Assets (as of December 31, 2016)	$762.3 million Admin. Shares: $191.6 million	$99.4 million Admin. Shares: $98.0 million
Target Fund Assets Held by Separate Accounts (as of December 31, 2016)	$190,644,088

 Proposed Substitution 15
	Target Fund	Destination Fund
	PIMCO Global Bond Portfolio (Unhedged), Administrative Class	PIMCO Global Core Bond (Hedged) Portfolio, Administrative Class
Management Fees	0.75	0.56%[87]
Distribution (12b-1) Fees	0.15	0.15%
Other Expenses	0.02[88]	0.05%[89]
Acquired Fund Fees and Expenses	0.00	0.00%
Total Annual Fund Operating Expenses	0.92	0.76%
Fee Waiver/Expense Reimbursement	0.00	0.00%
Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement	0.92	0.76%
40 Act Registration File	811-08399	811-08399
33 Act Registration File	333-37115	333-37115
Management Fee Breakpoints	n/a	n/a

Fund Net Assets (as of December 31, 2016)	$238.0 million Admin. Shares: $198.0 million	$107.1 million Admin. Shares: $107.1 million
Target Fund Assets Held by Separate Accounts (as of December 31, 2016)	$79,711,840

87 Expense information in the table has been restated to reflect current Management Fees.
88 "Other Expenses" include interest expense of 0.02%. Interest expense is borne by the Portfolio separately from the management fees paid to PIMCO. Excluding interest expense, Total Annual Portfolio Operating Expenses are 0.90% for Administrative Class shares.
89 "Other Expenses" include interest expense of 0.05%. Interest expense is borne by the Portfolio separately from the management fees paid to PIMCO. Excluding interest expense, Total Annual Portfolio Operating Expenses are 0.71% for Administrative Class shares.

Proposed Substitution 16
	Target Fund	Destination Fund
	PIMCO Unconstrained Bond Portfolio, Administrative Class	PIMCO Total Return Portfolio, Administrative Class
Management Fees	0.90%	0.50%
Distribution (12b-1) Fees	0.15%	0.15%
Other Expenses	0.01%[90]	0.01%[91]
Acquired Fund Fees and Expenses	0.00%	0.00%
Total Annual Fund Operating Expenses	1.06%	0.66%
Fee Waiver/Expense Reimbursement	0.00%	0.00%
Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement	1.06%	0.66%
40 Act Registration File	811-08399	811-08399
33 Act Registration File	333-37115	333-37115
Management Fee Breakpoints	n/a	n/a

Fund Net Assets (as of December 31, 2016)	$303.6 million Admin. Shares: $275.8 million	$7.5 billion Admin. Shares: $4.7 billion
Target Fund Assets Held by Separate Accounts (as of December 31, 2016)	$243,800,435

90 "Other Expenses" include interest expense of 0.01%. Interest expense is borne by the Portfolio separately from the management fees paid to PIMCO. Excluding interest expense, Total Annual Portfolio Operating Expenses are 1.05% for Administrative Class shares.
91 "Other Expenses" include interest expense of 0.01%. Interest expense is borne by the Portfolio separately from the management fees paid to PIMCO. Excluding interest expense, Total Annual Portfolio Operating Expenses are 0.65% for Administrative Class shares..

SIGNATURES

IN WITNESS WHEREOF, the Section 26 Applicants and Section 17 Applicants (other than PIMCO Variable Insurance Trust) have caused this Application to be duly signed, in the City of Golden Valley, State of Minnesota, on the 31st day of May, 2017.

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA, on behalf of itself and its
ALLIANZ LIFE VARIABLE ACCOUNT A
 ALLIANZ LIFE VARIABLE ACCOUNT B

By: /s/ Brian Muench
Name: Brian Muench
 Title: Vice President, Investments

ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK, on behalf of itself and its
 ALLIANZ LIFE OF NY VARIABLE ACCOUNT C

By: /s/ Brian Muench
Name: Brian Muench
 Title: Vice President, Investments

ALLIANZ VARIABLE INSURANCE PRODUCTS TRUST

By: /s/ Brian Muench
Name: Brian Muench
 Title: President

ALLIANZ VARIABLE INSURANCE PRODUCTS FUND OF FUNDS TRUST

By: /s/ Brian Muench
Name: Brian Muench
 Title: President

IN WITNESS WHEREOF, PIMCO Variable Insurance Trust (as a Section 17 Applicant) has caused this Application to be duly signed, in the City of Newport Beach, State of California, on the 31st day of May, 2017.

PIMCO VARIABLE INSURANCE TRUST

By: /s/ Ryan Leshaw
Name: Ryan Leshaw
 Title: Assistant Secretary

EXHIBIT INDEX
A.	Rule 0-2(d) Verifications
B.	Resolutions of Allianz Life Insurance Company of North America, Allianz Life Variable Account A and Allianz Life Variable Account B (previously filed in the Application filed on December 7, 2016)
C.	Resolutions of Allianz Life Insurance Company of New York and Allianz Life of NY Variable Account C (previously filed in the Application filed on December 7, 2016)
D.	Resolutions of the Allianz Variable Insurance Products Trust and the Allianz Variable Insurance Products Fund of Funds Trust (previously filed in the Application filed on December 7, 2016)
E.  Resolutions of the PIMCO Variable Insurance Trust (previously filed in the Application filed on December 7, 2016)

EXHIBIT A

VERIFICATION

The undersigned being duly sworn, deposes and says that he has executed the attached Application, dated May 31, 2017, for and on behalf of Allianz Life Insurance Company of North America, Allianz Life Variable Account A, and Allianz Life Variable Account B that he is Vice President, Investments of Allianz Life Insurance Company of North America; and that all action by directors and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Brian Muench
Name: Brian Muench

VERIFICATION

The undersigned being duly sworn, deposes and says that he has executed the attached Application, dated May 31, 2017, for and on behalf of Allianz Life Insurance Company of New York and Allianz Life of NY Variable Account C; that he is Vice President, Investments of Allianz Life Insurance Company of New York; and that all action by directors and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Brian Muench
Name: Brian Muench

VERIFICATION

The undersigned being duly sworn, deposes and says that he has executed the attached Application, dated May 31, 2017, for and on behalf of the Allianz Variable Insurance Products Trust; that he is the President of the Trust; and that all action by trustees and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Brian Muench
Name: Brian Muench

VERIFICATION

The undersigned being duly sworn, deposes and says that he has executed the attached Application, dated May 31, 2017, for and on behalf of the Allianz Variable Insurance Products Fund of Funds Trust; that he is the President of the Trust; and that all action by trustees and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Brian Muench
Name: Brian Muench

VERIFICATION

The undersigned being duly sworn, deposes and says that he has executed the attached Application, dated May 31, 2017, for and on behalf of the PIMCO Variable Insurance Trust; that he is the Secretary of the Trust; and that all action by trustees and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Ryan Leshaw
Name: Ryan Leshaw
Title: Assistant Secretary